                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-44346
PROSPECTUS

                                3,000,000 SHARES

                               PRIZE ENERGY CORP.

                                  COMMON STOCK
--------------------------------------------------------------------------------

All of the shares of common stock in this offering are being sold by the selling stockholders named in this prospectus. Prize will not receive any of the proceeds from the sale of the shares by the selling stockholders.

The common stock is listed on the American Stock Exchange under the symbol "PRZ." The last reported sale price of the common stock on the American Stock Exchange on September 20, 2000 was $21.438 per share.

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................   $21.375    $64,125,000
Underwriting discount.......................................   $ 1.068    $ 3,204,000
Proceeds to the selling stockholders........................   $20.307    $60,921,000

Several stockholders of Prize, including the selling stockholders, have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares on the same terms and conditions as set forth above to cover over-allotments, if any. Prize has agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about September 26, 2000.
--------------------------------------------------------------------------------

LEHMAN BROTHERS
                            CIBC WORLD MARKETS
                                                  PETRIE PARKMAN & CO.

September 21, 2000

                               Inside Front Cover
PRIZE
---------------
ENERGY CORP.                  CORE OPERATING AREAS

                                                                                         TOTAL PROVED RESERVES*
                                                                                         ----------------------
                                                                                        PRO FORMA AS OF 12/31/99
                                                                                              (IN MILLIONS)
                                                                                        PV-       % OF
                                                                       BOE               10      PV-10
                                                           ---------------------------  ----     ------
                                                           Permian Basin                45.7     $309.8      53%
                                                           Gulf Coast                   31.3      184.4      32%
                                                           Mid-Continent                19.1       85.9      15%
                                                                                        ----     ------     ----
                                                           Total                        96.1     $580.1     100%
                                                                                        ====     ======     ====

[Map showing the location of Prize Energy Corp.'s oil and gas properties in Texas, Louisiana, Oklahoma and New Mexico.]

                         SUMMARY OF OIL & GAS RESERVES*
                       PRO FORMA AS OF DECEMBER 31, 1999

     - TOTAL PROVED RESERVES   -- 96 MILLION BOE
                               -- 49.6 MILLION BARRELS OF OIL AND LIQUIDS
                               -- 279 BILLION CUBIC FEET OF NATURAL GAS

     - PV-10 OF PROVED RESERVES -- $580 MILLION
       BASED ON NYMEX $25.60 OIL AND $2.30 GAS, UNESCALATED, AT DECEMBER 31,
       1999.

     - BALANCED RESERVE MIX 52% OIL AND 48% GAS

     - RESERVE TO PRODUCTION RATIO OF 13 YEARS

     - 2000 CAPEX PROGRAM $50 -- $55 MILLION

---------------

* For a more complete description of our oil and gas reserves, please read the "Business and Properties" section.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    8
Forward-Looking Statements..................................   13
Use of Proceeds.............................................   14
Market Price of Common Stock and Dividend Policy............   14
Capitalization..............................................   15
Selected Pro Forma and Historical Financial Data............   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business and Properties.....................................   28
Management..................................................   38
Certain Transactions........................................   43
Principal and Selling Stockholders..........................   46
Description of Capital Stock................................   48
Shares Eligible for Future Sale.............................   50
United States Federal Tax Considerations for Non-U.S.
  Holders...................................................   52
Underwriting................................................   54
Legal Matters...............................................   56
Experts.....................................................   56
Where You Can Find More Information.........................   56
Oil and Gas Industry Terms..................................   58
Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that is important to you. You should carefully read the more detailed information in the rest of this prospectus about us and the common stock being sold in this offering, including "Risk Factors." Unless the context otherwise requires, references in this prospectus to "Prize," "we," "us" and "our" refer to Prize Energy Corp. Unless otherwise indicated, the information in this prospectus reflects our merger with Vista Energy Resources, Inc. and the one-for-seven reverse common stock split effected in connection with the merger. If you are not familiar with some of the oil and gas terms used in this prospectus, please read the section of this prospectus entitled "Oil and Gas Industry Terms."

                            ABOUT PRIZE ENERGY CORP.

     Prize Energy Corp. is an independent oil and gas company. Our activities are focused principally in the Permian Basin of West Texas and Southeastern New Mexico, the onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Western Oklahoma and the Texas Panhandle. These areas are among the premier oil and gas producing areas of the United States. They are typified by long-lived oil and gas reserves, predictable well production profiles and multiple producing reservoir formations.

     We were formed in January 1999 and have grown rapidly through the implementation of our business strategy. We focus on the acquisition, exploitation and enhancement of producing oil and gas properties in our core operating areas. Exploitation involves the continuing development of a known producing formation in a previously discovered field, as compared to more risky exploratory drilling. Examples of exploitation activities include infill and other development drilling, recompleting wells through existing well bores, applying secondary recovery techniques and reworking existing wells. Our enhancement activities are designed to reduce operating costs or to improve the prices we realize from oil and natural gas sales. We attempt to achieve these results by operating the properties ourselves, where we can control the timing and amount of expenditures and enhance price realization from the sale of our production.

     Our acquisition strategy involves purchasing oil and gas properties that have not received the focused attention of the prior operators. In June 1999, we completed the acquisition of producing oil and gas properties from Pioneer Natural Resources USA, Inc. for $239 million. On February 8, 2000, we merged with Vista Energy Resources, Inc., a publicly traded company, acquiring properties that complement the Permian Basin properties we acquired from Pioneer USA. The Vista properties have already begun to contribute to our growth in production and cash flow and, together with the Pioneer properties, provide us with a two to three-year inventory of exploitation projects.

     For the six months ended June 30, 2000, pro forma for the Vista merger as if it had occurred January 1, 2000, we reported average net daily production of
20.6 MBOE, revenues of $68.0 million, EBITDA of $40.9 million and net income of $12.4 million. In addition, as part of our ongoing efforts to aggressively exploit our acquired properties, we spent $21.7 million on capital projects for the drilling of 31 development wells, 32 recompletions and workover projects, and the acquisition of an additional working interest in a Permian Basin waterflood project. For the last six months of 2000, we have budgeted between $25.0 million and $33.0 million for additional capital projects which we expect will increase our daily production rate as well as add new proved reserves.

     The following is a summary of our oil and natural gas reserve information as of December 31, 1999, on a pro forma basis as if the Vista merger was completed on December 31, 1999.

     Total Proved Reserves....   49.6 MMBbls of oil and liquids and 278.9 Bcf of
                                 natural gas; or 96.1 MMBOE

     Reserve Mix..............   52% oil and liquids; 48% natural gas

     PV-10 of Proved
     Reserves(1)..............   $580 million

     Reserve to Production
     Ratio(2).................   13 years
---------------

(1) The present value of pre-tax future net revenues as of December 31, 1999, discounted at 10% per year, assuming unescalated prices of $23.99 per Bbl of oil, $2.11 per Mcf of natural gas and $17.05 per Bbl of liquids. On December 31, 1999, NYMEX prices were $25.60 per Bbl for West Texas crude oil and $2.30 per MMBtu for natural gas.

(2) Represents our pro forma proved reserves at December 31, 1999, divided by our pro forma production for the year ended December 31, 1999.

OUR STRENGTHS

     We believe our principal strengths include the following:

     - High Quality Reserve Base. Our proved reserves are located in premier domestic oil and gas producing areas characterized by long-lived reserves that provide numerous exploitation and enhancement opportunities. While our current reserves represent a fairly even balance between oil and natural gas, our strategic objective is to increase our weighting in natural gas reserves and production.

     - Significant Inventory of Exploitation and Enhancement Opportunities. We have identified a large inventory of projects within our existing properties, including over 600 potential recompletion, workover and development drilling opportunities.

     - Operational Control Over Our Oil and Gas Properties. We believe controlling the operations of the majority of our oil and gas properties enhances our ability to increase the value of our reserve base. Operational control allows us to have greater influence over the implementation of our strategies and projects, including the timing, scope and level of expenditures associated with our exploitation and enhancement activities and other field operations.

     - Significant Management Experience and Ownership. We have significant expertise in exploitation and enhancement operations and technologies in our core operating areas. The average length of employment in the oil and gas industry of our management and technical staff is 19 years. Our management and employees beneficially own approximately 17.5% of our outstanding common stock.

OUR BUSINESS STRATEGY

     Our primary objective is to increase net asset value per share by increasing oil and natural gas reserves, production, cash flow and net income through the acquisition, exploitation and enhancement of producing oil and gas properties and by maintaining a low operating and corporate cost structure. We believe the following components of our strategy will allow us to achieve our objective.

     - Geographic Concentration. We focus our activities in the core areas where our management, our technical staff and our field operations teams have significant prior experience. Substantially all of our properties are located in our core operating areas where we can better achieve economies of scale.

     - Acquisition of Producing Properties. We focus on acquiring producing reserves with a production history of at least three to five years in order to reduce the risks inherent in estimating the remaining oil and natural gas reserves and the future production profile.

     - Aggressive Value Enhancement. We seek to purchase oil and gas properties that we will operate and that have potential for development and operational improvements. We undertake an extensive well-by-well operational study of acquired properties in order to identify value enhancement opportunities such as development drilling, recompletions, workovers and cost reductions. These activities can increase cash flow and, in some cases, add incremental reserves.

     - Low Cost Operating Structure. We pursue a low cost operating strategy at both the field and corporate levels.

     - Financial Flexibility. We seek to maintain financial flexibility in order to be able to take advantage of strategic acquisition opportunities and protect against price declines. As a result of our strategy of acquisition, exploitation and enhancement, debt levels will vary from time to time. Over the long-term, we believe that an appropriate target debt level is 50% of oil and natural gas reserve value. We may seek to further reduce oil and gas reserve, price and financial risks by:

      - diversifying our property holdings and avoiding concentrating a large value in any single property; and

      - using commodity price hedges, interest rate swaps and other financial strategies.

OUR EXECUTIVE OFFICES

     Our principal executive offices are located at 3500 William D. Tate, Suite 200, Grapevine, Texas 76051, and our telephone number is (817) 424-0400.

                                  THE OFFERING

Shares offered by the
selling stockholders.......  3,000,000 shares(1)

Total shares to be
outstanding after this
  offering.................  13,313,829 shares(2)

Use of proceeds............  We will not receive any proceeds from the sale of shares in this offering.

American Stock Exchange
  symbol...................  PRZ
---------------

(1) The identities of the selling stockholders and the specific numbers of shares being offered by each selling stockholder are set forth in the table in "Principal and Selling Stockholders."

(2) Based on the number of shares outstanding as of August 14, 2000. This number excludes:

     - 2,206,300 shares reserved for issuance pursuant to outstanding stock options, including up to 270,000 shares that may be sold by several other stockholders upon exercise of the underwriters' over-allotment option; and

     - 1,723,724 shares reserved for issuance pursuant to outstanding warrants to purchase shares of common stock.

          SUMMARY PRO FORMA AND HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table presents a summary of our pro forma and historical consolidated financial data for the periods indicated. The unaudited pro forma consolidated financial data give effect to the Vista merger pursuant to the purchase method of accounting for business combinations and were prepared based on the assumption that the purchase of the Pioneer properties, subsequent sale of mineral interests and the Vista merger had been consummated on January 1, 1999.

     The unaudited pro forma consolidated financial data should be read together with the historical consolidated financial statements of Prize and Vista, the statements of revenues and direct operating expenses of the Pioneer properties, and the unaudited pro forma consolidated financial statements contained elsewhere in this prospectus. The unaudited pro forma consolidated financial data are not necessarily indicative of the results of operations that would have occurred had the transactions been consummated on the date assumed, nor are they necessarily indicative of future results of operations.

                                          PRO FORMA                                      HISTORICAL
                                   -----------------------   ------------------------------------------------------------------
                                                                        JANUARY 15,
                                     SIX                       SIX         1999
                                    MONTHS                    MONTHS    (INCEPTION)
                                    ENDED      YEAR ENDED     ENDED       THROUGH              YEAR ENDED DECEMBER 31,
                                   JUNE 30,   DECEMBER 31,   JUNE 30,    JUNE 30,     -----------------------------------------
                                     2000         1999         2000        1999        1999(1)    1998(2)   1997(2)    1996(2)
                                   --------   ------------   --------   -----------   ---------   -------   --------   --------
                                         (UNAUDITED)              (UNAUDITED)
                                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Oil and gas sales..............  $67,959      $101,258     $66,318     $     --     $  47,978   $79,418   $120,821   $109,266
  Lease operating expenses.......   23,089        34,670      22,155           --        16,607   26,211      32,739     24,233
                                   -------      --------     -------     --------     ---------   -------   --------   --------
  Revenues in excess of direct
    operating expenses...........   44,870        66,588      44,163           --        31,371   $53,207   $ 88,082   $ 85,033
  Depreciation, depletion and
    amortization.................   12,896        25,748      12,260           --         8,714
  General and administrative
    expenses.....................    4,264         8,846       3,968           17         2,831
  Interest expense...............    8,319        15,186       7,960           --         6,070
  Exploration costs..............       --            53          --           --            --
  Other (income).................     (261)         (388)       (251)        (190)         (268)
                                   -------      --------     -------     --------     ---------
  Income before income taxes.....   19,652        17,143      20,226          173        14,024
  Income taxes...................    7,265         6,338       7,484           64         4,915
                                   -------      --------     -------     --------     ---------
  Net income.....................   12,387        10,805      12,742          109         9,109
  Preferred dividend(3)..........      459         1,841         459           --           907
                                   -------      --------     -------     --------     ---------
  Income available to common
    stockholders.................  $11,928      $  8,964     $12,283     $    109     $   8,202
  Earnings per share:
    Basic........................  $  0.99      $   0.84     $  1.07     $   0.02     $    1.20
    Diluted......................     0.83          0.74        0.89         0.02          1.03
CASH FLOW DATA:
  Cash provided by operating
    activities...................      n/a           n/a     $18,153     $    575     $  19,798
  Cash used by investing
    activities...................      n/a           n/a      21,680      210,650       184,964
  Cash provided by financing
    activities...................      n/a           n/a      10,060      211,299       168,519
OTHER FINANCIAL DATA:
  EBITDA(4)(6)...................  $40,867      $ 58,077     $40,446     $    173     $  28,808
  Cash flow(5)(6)................      n/a           n/a      25,215           21        18,067

                                                                         HISTORICAL
                                                              --------------------------------
                                                                 AS OF
                                                               JUNE 30,     AS OF DECEMBER 31,
                                                                 2000              1999
                                                              -----------   ------------------
                                                              (UNAUDITED)
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Properties and equipment, net.............................   $333,115          $211,497
  Total assets..............................................    385,292           238,610
  Working capital...........................................      9,028             1,647
  Long-term debt............................................    211,419           127,000
  Stockholders' equity......................................    108,703            88,452

---------------

(1) The 1999 column is presented for the period from our inception, January 15, 1999, through December 31, 1999, and is derived from our audited consolidated financial statements. A significant amount of the activity is the direct result of our acquisition of producing properties from Pioneer USA, which was effective July 1, 1999.

(2) The 1998, 1997 and 1996 amounts are derived from the audited statements of revenues and direct operating expenses of the Pioneer properties. The data have been adjusted to exclude revenues of $5,136,967, $7,189,442 and $8,578,608, respectively, as well as direct operating expenses of $793,131, $1,115,379 and $1,037,518, respectively, associated with the mineral interest properties we acquired in connection with our acquisition of the Pioneer properties. We sold the mineral interest properties in July 1999. The 1996 audited statement of revenues and direct operating expenses is not included in this prospectus.

(3) On March 31, 2000, all of the outstanding shares of convertible preferred stock were converted into shares of common stock. See "Certain Transactions."

(4) EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization expense.

(5) Cash flow represents cash flow from operating activities prior to changes in operating assets and liabilities.

(6) EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt. Cash flow is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to fund capital expenditures or service debt. We interpret trends in EBITDA and cash flow in a similar manner as trends in net earnings. EBITDA and cash flow should be used as supplements to, and not as substitutes for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of our profitability and liquidity. There may be operational or financial demands and requirements that reduce our discretion over the use of EBITDA and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." EBITDA and cash flow measures presented in this prospectus may not be comparable to similarly titled measures used by other companies.

               SUMMARY PRO FORMA OIL AND GAS RESERVE INFORMATION

     The following table sets forth summary information with respect to our pro forma proved oil and natural gas reserves as of December 31, 1999, giving effect to the completion of the Vista merger as if it had occurred on that date.

                                                                      PRO FORMA
                                                               AS OF DECEMBER 31, 1999
                                                               -----------------------
ESTIMATED PROVED RESERVES:
  Oil/liquids (MBbls).......................................            49,626
  Gas (MMcf)................................................           278,879
  Total (MBOE)..............................................            96,106
  Percent proved developed..................................               76%
  PV-10 value (in thousands)................................          $580,095
ESTIMATED PROVED RESERVES (MBOE) BY CORE OPERATING AREA:
  Permian Basin.............................................            45,695
  Onshore Gulf Coast........................................            31,319
  Mid-Continent.............................................            19,092
                                                                      --------
          Total.............................................            96,106
                                                                      ========

                             SUMMARY OPERATING DATA

     The following table presents summary information regarding the production volumes of, average realized prices received for and average production costs associated with our sales of oil and natural gas for the periods indicated. The pro forma information gives effect to our acquisition of the Pioneer properties, subsequent sale of mineral interests and the Vista merger as if these transactions had occurred on January 1, 1999.

                                                   PRO FORMA                               HISTORICAL
                                           -------------------------   --------------------------------------------------
                                           SIX MONTHS                  SIX MONTHS
                                             ENDED       YEAR ENDED      ENDED             YEAR ENDED DECEMBER 31,
                                            JUNE 30,    DECEMBER 31,    JUNE 30,    -------------------------------------
                                              2000          1999          2000      1999(1)   1998(2)   1997(2)   1996(2)
                                           ----------   ------------   ----------   -------   -------   -------   -------
PRODUCTION:
  Oil/liquids (MBbls)....................     1,799         3,532         1,722      1,372     3,015     2,529      1,937
  Gas (MMcf).............................    11,699        23,690        11,475     10,236    22,863    28,800     26,899
  Total (MBOE)...........................     3,749         7,480         3,634      3,078     6,826     7,329      6,420
AVERAGE REALIZED PRICES(3):
  Oil/liquids (per Bbl)..................   $ 20.66       $ 14.73       $ 20.87     $16.69    $11.54    $18.11    $ 20.63
  Gas (per Mcf)..........................      2.63          2.10          2.65       2.45      1.95      2.36       2.24
  Per BOE................................     18.13         13.54         18.25      15.59     11.64     16.48      17.02
COST PER BOE:
  Lease operating expenses...............   $  6.16       $  4.64       $  6.10     $ 5.40    $ 3.84    $ 4.47    $  3.77
  Depreciation, depletion and
    amortization.........................      3.44          3.44          3.37       2.83       n/a       n/a        n/a
  General and administrative.............      1.14          1.18          1.09       0.92       n/a       n/a        n/a

---------------

(1) The 1999 column is presented for the period from our inception, January 15, 1999, through December 31, 1999. A significant amount of the activity is the direct result of our acquisition of the Pioneer properties, which was effective July 1, 1999.

(2) The 1998, 1997 and 1996 amounts are derived from the audited statements of revenues and direct operating expenses of the Pioneer properties. The data has been adjusted to exclude the production, revenue and direct operating expenses associated with the mineral interest properties we acquired in connection with our acquisition of the Pioneer properties. We sold the mineral interest properties in July 1999.

(3) Except for 1998, 1997 and 1996, all amounts include the effects of hedging activities.

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before deciding to purchase any shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

RISKS RELATING TO THE OIL AND GAS INDUSTRY

  A decrease in oil or natural gas prices will adversely affect our financial results.

     Our success will depend substantially upon the prevailing market prices of oil and natural gas. Historically, oil and natural gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. A decrease in oil or natural gas prices will not only reduce revenues and profits, but will also reduce the quantities of reserves that are commercially recoverable and may result in charges to earnings for impairment of the value of these assets. If oil or natural gas pricing conditions decline significantly for extended periods of time in the future, we might not be able to generate enough cash flow from operations to meet our obligations and make planned capital expenditures. Oil and natural gas prices are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control.

  Estimates of our proved reserves may materially change due to numerous uncertainties inherent in estimating oil and natural gas reserves.

     The oil and natural gas reserve data included in this prospectus represent only estimates. There are many uncertainties inherent in estimating quantities of proved reserves and their values. The process of estimating oil and natural gas reserves requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretations and judgment, and the assumptions used regarding quantities of recoverable oil and natural gas reserves and prices for oil and natural gas. Actual prices, production, development expenditures, operating expenses, and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of our reserves and future net cash flow being materially different from the estimates in our reported reserves. In addition, results of drilling, testing and production and changes in oil and natural gas prices after the date of the estimate may result in substantial upward or downward revisions.

  We may not be able to replace reserves.

     If we are not successful in our acquisition, exploitation and enhancement activities, our reserves and revenues will decline over time. These activities will require significant expenditures. If our cash flow from operations is not sufficient for this purpose, we may not be able to obtain the necessary funds to maintain or expand our oil and natural gas reserves. The inability to replace reserves could reduce the amount of credit available to us since the maximum amount of borrowing capacity available under our revolving credit facility is based, at least in part, on the estimated quantities of our proved reserves.

  The success of future acquisitions is uncertain.

     Our failure to successfully complete acquisitions could have a material adverse effect on our future results of operations and financial condition. There can be no assurance that our completed acquisitions will be successful. We expect to continue to evaluate and pursue acquisition opportunities available on terms management considers favorable. The successful acquisition of producing properties involves an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors beyond our control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with an assessment, we will perform a review of the subject properties we believe to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. We may in many cases assume pre-closing liabilities, including environmental liabilities, and will likely acquire interests in properties on an "as is" basis.

  Our oil and gas operations are subject to operational risks.

     Our oil and gas operations are subject to operational risks and uncertainties associated with drilling for, production of, and transportation of oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed or canceled as a result of numerous factors, including:

     - unanticipated pressure or irregularities in formations;

     - accidents;

     - title problems;

     - weather conditions;

     - shortages or delays in the delivery of equipment; and

     - compliance with governmental requirements.

  Costs to comply with environmental laws are significant.

     Environmental and other governmental laws have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells and related facilities. We may expend significant financial and managerial resources to comply with environmental laws, although, to date, our expenditures for environmental compliance have been immaterial. Increasingly strict environmental laws and enforcement policies, and claims for damages to property, employees, other persons and the environment resulting from our operations, could cause us to incur substantial costs and liabilities. See "Business and Properties -- Government Regulation" for a more detailed discussion of laws affecting our operations.

  Marketability of our oil and natural gas production may be affected by factors beyond our control.

     The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas will be delivered through gathering systems and pipelines that are not owned by us. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our oil and natural gas.

  We will continue to face strong competition.

     There is strong competition in all aspects of the oil and gas industry. We must compete with a substantial number of other oil and gas companies, many of which have substantially greater financial, managerial, technical and other resources.

  Some losses may not be insured and could materially adversely affect us.

     Our operations are subject to the hazards and risks inherent in the oil and gas industry including the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental accidents, such as oil spills, gas leaks, salt water spills and leaks, ruptures or discharges of toxic gases. We will carry insurance against some, but not all, of the hazards associated with our business. This is our standard practice and we believe that this is standard practice in our industry. Because of this practice, we may be subject to substantial liability or losses that are not insured.

RISKS RELATING TO AN INVESTMENT IN PRIZE

  We have a limited operating history. Our future operations may not be profitable.

     We began operations in January 1999, so, we have only a brief operating history upon which you may base an evaluation of our performance. As a result of our brief operating history and rapid growth, the operating results from historical periods are not readily comparable and may not be indicative of future results. We cannot assure you that we will continue to experience growth in, or maintain our current level of, revenues, oil and natural gas reserves or production. Our rapid growth has placed significant demands on our administrative, operational and financial resources. Any future growth of our oil and natural gas reserves, production and operations would place significant further demands on our financial, operational and administrative resources. Our future performance and profitability will depend in part on our ability to successfully integrate the administrative and financial functions of acquired properties, like the Pioneer properties, and companies, like Vista, into our operations and to implement necessary enhancements to our management systems to respond to changes in our business. We cannot assure you that we will be successful in these efforts.

  We may not be able to meet our capital requirements.

     We will need to continue to make substantial capital expenditures for the acquisition, exploitation and enhancement of oil and natural gas reserves. Without successful acquisition, exploitation or enhancement activities, our reserves and revenues will decline over time. We currently anticipate that our oil and gas capital expenditures for 2000 will be between $50 million and $55 million for drilling and recompletion. As of June 30, 2000, we had cash reserves of $9.9 million and working capital of $9.0 million. We intend to finance our capital expenditures primarily with funds provided by operations and borrowings under our revolving credit facility, to be supplemented from time to time with funds obtained from additional equity and debt offerings. Our ability to obtain additional debt and equity financing upon acceptable terms will be dependent upon a number of economic factors that are beyond our control, such as the prevailing prices of commodities and the general condition of the economy. If our cash flow from operations and availability under existing credit facilities are not sufficient to satisfy capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to allow us to fund our continued growth.

  Our significant indebtedness could have important consequences to you.

     We currently have, and after this offering will continue to have, a significant amount of indebtedness. At June 30, 2000, our total long-term debt outstanding was approximately $211 million and our long-term debt to total capitalization ratio was 66%. We may incur additional indebtedness under our revolving credit facility. Our significant indebtedness could have important consequences to you. For example:

     - Our ability to obtain any necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be limited.

     - Our revolving credit facility requires us to make interest and principal payments and to maintain financial covenants.

     - A portion of our cash flow from operations must be used to pay interest on our indebtedness and will not be available for financing capital expenditures or other purposes.

     - Our level of indebtedness and the covenants governing our indebtedness could limit our flexibility in planning for, or reacting to, changes in our business because certain financing options may be limited or prohibited.

     - We are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage.

     - Our level of indebtedness may make us more vulnerable during periods of low oil and natural gas prices or in the event of a downturn in our business because of our fixed debt service obligations.

     - If the requirements of our revolving credit facility are not satisfied, the lenders would be entitled to accelerate the payment of all outstanding indebtedness under the facility. In such event, we cannot assure you that we would have sufficient funds available or could obtain the financing required to meet our obligations.

  Our hedging activities could prevent us from receiving the full advantage of increases in oil and natural gas prices and may expose us to other risks involved with hedging.

     We currently use, and intend in the future to use, energy swap and option arrangements and financial futures for hedging purposes to reduce sensitivity to oil and natural gas price volatility. If our oil and natural gas reserves are not produced at the rates we estimated due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, we will be required to satisfy obligations we may have under fixed price sales and hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of our own production. Further, the terms under which we enter into fixed price sales and hedging contracts are based on assumptions and estimates of numerous factors such as costs of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates used and actual results experienced could materially adversely affect anticipated profit margins and our ability to manage the risks associated with fluctuations in oil and gas prices. Fixed price sales and hedging contracts also limit the benefits we will realize if actual prices rise above the contract prices. In addition, fixed price sales and hedging contracts are subject to the risk that the counter-party may prove unable or unwilling to perform its obligations under those contracts. Any significant nonperformance could have a material adverse effect on our future results of operations and financial condition. Based on futures prices as of June 30, 2000, the fair market value of unrealized losses resulting from our crude oil and natural gas hedging instruments was approximately $41.7 million.

  Our success depends on key members of our management.

     Philip B. Smith, Lon C. Kile and D. Richard Massengill are critical to our success. We do not have employment contracts with any of these individuals which would require them to remain employed with us for any period of time. Loss of the services of any of these individuals could have a material adverse effect on our operations.

  Concentration of ownership in a small number of stockholders will limit your ability to influence corporate matters.

     Upon completion of this offering, our directors, executive officers and principal stockholders, and certain of their affiliates, will beneficially own approximately 67.4% of our outstanding common stock, approximately 65.4% if the underwriters' over-allotment option is exercised in full. One of our stockholders, Natural Gas Partners V, L.P., will beneficially own 55.0% of our outstanding common stock upon completion of this offering, 53.9% if the underwriters over-allotment option is exercised in full. Accordingly, these stockholders, as a group, and Natural Gas Partners V, by itself, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of our common stock will be able to affect the management or direction of Prize. These factors may also have the effect of delaying or preventing a change in the management or voting control of Prize, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock.

  Future sales of common stock may result in a decrease in value to existing stockholders.

     Our shares that are eligible for future sale may have an adverse effect on the price of our stock. After this offering, we will have outstanding 13,313,829 shares of common stock, or 13,583,829 shares if the underwriters' over-allotment option is exercised in full. In addition, options and warrants to purchase 3,930,024 shares are outstanding and fully exercisable, including options for up to 270,000 shares subject to the underwriters' over-allotment option. These options and warrants are exercisable at prices ranging from $7.84 to $28.00 per share. Approximately 4,574,096 shares, 4,844,096 shares if the underwriters' over-allotment option is exercised in full, will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act. Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of common stock. See "Shares Eligible for Future Sale."

  Issuance of preferred stock and provisions of Delaware law may discourage change of control transactions.

     Our certificate of incorporation authorizes our board of directors to issue up to 10 million shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine. These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control of management, including transactions in which you might otherwise receive a premium over prevailing market prices for your shares of common stock. We are also subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" as defined by the SEC. These statements concern our plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. The words "believe," "plan," "intend," "anticipate," "estimate," "project" and similar expressions are also intended to identify forward-looking statements. These forward-looking statements include, among others, such things as:

     - reserve estimates;

     - future production of oil and natural gas;

     - future acquisition of producing oil and gas properties;

     - future exploitation, drilling activity, enhancement and other capital expenditures;

     - future financial performance;

     - business strategy; and

     - expansion and growth of our business and operations.

     These forward-looking statements are based on assumptions which we believe are reasonable based on our current expectations and projections about future events and industry conditions and trends affecting our business. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from those contained in the forward-looking statements, including those factors discussed under "Risk Factors" on pages 8-12. Consequently, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the anticipated consequences to or effects on us or our business or operations. We assume no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling stockholders.

                MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been listed on the American Stock Exchange under the symbol "PRZ" since February 9, 2000. From October 28, 1998 until February 8, 1999, the common stock of Vista was listed on the American Stock Exchange under the symbol "VEI." The following table sets forth the range of high and low sales prices of our common stock, adjusted to reflect the one-for-seven reverse stock split effective February 8, 2000, as reported on the American Stock Exchange for the periods indicated.

                                                              HIGH        LOW
                                                              ----        ---
1998
  Quarter ended December 31 (from October 29)...............  $23 5/8     $11 3/8
1999
  Quarter ended March 31....................................   14 7/8       7 7/8
  Quarter ended June 30.....................................   17 1/2       8 3/4
  Quarter ended September 30................................   19 1/4      12 1/4
  Quarter ended December 31.................................   18 13/16    10 1/2
2000
  Quarter ended March 31....................................   20 3/4      10 1/16
  Quarter ended June 30.....................................   28          16 9/16
  Quarter ending September 30 (through September 20)........   26 1/2      20

     On September 20, 2000, the last reported sales price of the common stock on the American Stock Exchange was $21.438. On August 21, 2000, there were approximately 560 holders of record of our common stock.

     We have never declared or paid cash dividends on our common stock. We intend to retain all future earnings to fund the development of our business and, therefore, do not anticipate paying dividends in the foreseeable future. Any future payments of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors deemed relevant by the board. Moreover, our revolving credit agreement prohibits us from paying cash dividends on our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization at June 30, 2000. We will not receive any proceeds from this offering. You should read this table in conjunction with our consolidated financial statements and unaudited pro forma consolidated financial statements and related notes included elsewhere in this prospectus.

                                                              JUNE 30, 2000
                                                              --------------
                                                              (IN THOUSANDS)
Long-term debt..............................................     $211,419
                                                                 --------
Stockholders' equity:
  Common stock(1)...........................................          146
  Additional paid-in capital................................      105,839
  Retained earnings.........................................       20,486
  Treasury stock............................................      (17,768)
                                                                 --------
          Total stockholders' equity........................      108,703
                                                                 --------
          Total capitalization..............................     $320,122
                                                                 ========

---------------

(1) The number of shares of common stock outstanding excludes:

     - 2,206,300 shares reserved for issuance upon exercise of outstanding stock options with exercise prices of $7.84 and $12.38 per share, including up to 270,000 shares that may be sold by several other stockholders upon exercise of the underwriters' over-allotment option; and

     - 1,723,724 shares reserved for issuance upon the exercise of outstanding warrants with exercise prices ranging from $20.13 to $28.00 per share.

                SELECTED PRO FORMA AND HISTORICAL FINANCIAL DATA

     The following table presents a summary of our historical and pro forma consolidated financial data for the periods indicated. The unaudited pro forma consolidated financial data give effect to the Vista merger pursuant to the purchase method of accounting for business combinations and was prepared based on the assumption that the purchase of the Pioneer properties, subsequent sale of mineral interests and the Vista merger had been consummated on January 1, 1999.

     The unaudited pro forma consolidated financial data should be read together with the historical consolidated financial statements of Prize and Vista, the statements of revenues and direct operating expenses of the Pioneer properties and the unaudited pro forma consolidated financial statements contained elsewhere in this prospectus. The unaudited pro forma consolidated financial data are not necessarily indicative of the results of operations that would have occurred had the transactions been consummated on the date assumed, nor are they necessarily indicative of future results of operations.

                                                                               HISTORICAL
                                                                        ------------------------
                                                PRO FORMA                            JANUARY 15,
                                     --------------------------------                   1999
                                     SIX MONTHS ENDED                   SIX MONTHS   (INCEPTION)
                                         JUNE 30,         YEAR ENDED      ENDED        THROUGH
                                     -----------------   DECEMBER 31,    JUNE 30,     JUNE 30,
                                      2000      1999         1999          2000         1999
                                     -------   -------   ------------   ----------   -----------
                                               (UNAUDITED)                    (UNAUDITED)
                                                (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Oil and gas sales................  $67,959   $43,010     $101,258      $66,318      $     --
  Lease operating expenses.........   23,089    14,247       34,670       22,155            --
                                     -------   -------     --------      -------      --------
  Revenues in excess of direct
    operating expenses.............   44,870    28,763       66,588       44,163            --
  Depreciation, depletion and
    amortization...................   12,896    12,771       25,748       12,260            --
  General and administrative
    expenses.......................    4,264     4,235        8,846        3,968            17
  Interest expense.................    8,319     6,912       15,186        7,960            --
  Exploration costs................       --        39           53           --            --
  Other (income)...................     (261)      (82)        (388)        (251)         (190)
                                     -------   -------     --------      -------      --------
  Income before income taxes.......   19,652     4,888       17,143       20,226           173
  Income taxes.....................    7,265     1,807        6,338        7,484            64
                                     -------   -------     --------      -------      --------
  Net income.......................   12,387     3,081       10,805       12,742           109
  Preferred dividend(3)............      459       907        1,841          459            --
                                     -------   -------     --------      -------      --------
  Income available to common
    stockholders...................  $11,928   $ 2,174     $  8,964      $12,283      $    109
  Earnings per share
    Basic..........................  $  0.99   $  0.20     $   0.84      $  1.07      $   0.02
    Diluted........................     0.83      0.20         0.74         0.89          0.02
CASH FLOW DATA:
  Cash provided by operating
    activities.....................      n/a       n/a          n/a      $18,153      $    575
  Cash used by investing
    activities.....................      n/a       n/a          n/a       21,680       210,650
  Cash provided by financing
    activities.....................      n/a       n/a          n/a       10,060       211,299
OTHER FINANCIAL DATA:
  EBITDA(4)(6).....................  $40,867   $24,571     $ 58,077      $40,446      $    173
  Cash flow(5)(6)..................      n/a       n/a          n/a       25,215            21

                                                    HISTORICAL
                                     ----------------------------------------

                                             YEAR ENDED DECEMBER 31,
                                     ----------------------------------------
                                     1999(1)    1998(2)   1997(2)    1996(2)
                                     --------   -------   --------   --------

                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Oil and gas sales................  $ 47,978   $79,418   $120,821   $109,266
  Lease operating expenses.........    16,607    26,211     32,739     24,233
                                     --------   -------   --------   --------
  Revenues in excess of direct
    operating expenses.............    31,371   $53,207   $ 88,082   $ 85,033
  Depreciation, depletion and
    amortization...................     8,714
  General and administrative
    expenses.......................     2,831
  Interest expense.................     6,070
  Exploration costs................        --
  Other (income)...................      (268)
                                     --------
  Income before income taxes.......    14,024
  Income taxes.....................     4,915
                                     --------
  Net income.......................     9,109
  Preferred dividend(3)............       907
                                     --------
  Income available to common
    stockholders...................  $  8,202
  Earnings per share
    Basic..........................  $   1.20
    Diluted........................      1.03
CASH FLOW DATA:
  Cash provided by operating
    activities.....................  $ 19,798
  Cash used by investing
    activities.....................   184,964
  Cash provided by financing
    activities.....................   168,519
OTHER FINANCIAL DATA:
  EBITDA(4)(6).....................  $ 28,808
  Cash flow(5)(6)..................    18,067

                                                                          HISTORICAL
                                                              -----------------------------------
                                                              AS OF JUNE 30,   AS OF DECEMBER 31,
                                                                   2000               1999
                                                              --------------   ------------------
                                                               (UNAUDITED)
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Properties and equipment, net.............................     $333,115           $211,497
  Total assets..............................................      385,292            238,610
  Working capital...........................................        9,028              1,647
  Long-term debt............................................      211,419            127,000
  Stockholders' equity......................................      108,703             88,452

                         (See notes on following page)

---------------

(1) The 1999 column is presented for the period from our inception, January 15, 1999, through December 31, 1999, and is derived from our audited consolidated financial statements. A significant amount of the activity is the direct result of our acquisition of producing properties from Pioneer USA, which was effective July 1, 1999.

(2) The 1998, 1997 and 1996 amounts are derived from the audited statements of revenues and direct operating expenses of the Pioneer properties. The data have been adjusted to exclude revenues of $5,136,967, $7,189,442 and $8,578,608, respectively, as well as direct operating expenses of $793,131, $1,115,379 and $1,037,518, respectively, associated with the mineral interest properties we acquired in connection with our acquisition of the Pioneer properties. We sold the mineral interest properties in July 1999. The 1996 audited statement of revenues and direct operating expenses is not included in this prospectus.

(3) On March 31, 2000, all of the outstanding shares of convertible preferred stock were converted into shares of common stock. See "Certain Transactions."

(4) EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization expense.

(5) Cash flow represents cash flow from operating activities prior to changes in operating assets and liabilities.

(6) EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt. Cash flow is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to fund capital expenditures or service debt. We interpret trends in EBITDA and cash flow in a similar manner as trends in net income. EBITDA and cash flow should be used as supplements to, and not as substitutes for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of our profitability and liquidity. There may be operational or financial demands and requirements that reduce our discretion over the use of EBITDA and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." EBITDA and cash flow measures presented in this prospectus may not be comparable to similarly titled measures used by other companies.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

     We were formed in January 1999 and have grown rapidly through the acquisition of producing oil and gas properties. In June 1999, we completed the acquisition of producing oil and gas properties from Pioneer USA for $239 million. On February 8, 2000, we merged with Vista, a publicly traded company that owned producing oil and gas properties located primarily in the Permian Basin of West Texas and Southeastern New Mexico.

     Our growth from the acquisition of producing oil and gas properties has affected our financial results in a number of ways. Acquisitions of new properties often will result in an initial increase in lease operating expenses. Acquired properties frequently have not received the focused attention of the operator prior to our acquisition. After acquisition, these properties require maintenance, workovers, recompletions and other remedial activity not constituting capital expenditures. For example, we estimate that we spent at least $3.5 million in nonrecurring remedial lease operating expenses with respect to the properties obtained in the Pioneer acquisition alone.

     Acquisitions may also result in an increase in general and administrative expenses. For example, as a result of the Pioneer acquisition, we have recruited and developed operating, geological, engineering, accounting and administrative personnel compatible with the increased size of our operations. Since inception, we have grown to over 100 full-time employees. Consequently, we have incurred corresponding increases in our general and administrative expenses.

     We believe that our large portfolio of enhancement and exploitation projects and the significant number of staff we have added have positioned us to exploit and enhance our existing asset base effectively and pursue additional acquisition opportunities that complement our assets and operations.

     We use the successful efforts method of accounting for our oil and gas producing activities. Under this method, costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that result in proved reserves and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not result in proved reserves, geological and geophysical costs and costs of carrying and retaining properties that do not contain proved reserves are expensed. Costs of significant nonproducing properties, wells in the process of being drilled and significant development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined.

RESULTS OF OPERATIONS

  Pro Forma Results of Operations for the Six Months ended June 30, 2000 compared to the Six Months ended June 30, 1999

     As a result of our limited operating history and rapid growth associated with the Pioneer and Vista acquisitions, our consolidated financial statements are not readily comparable to the prior year and are not indicative of future results. Prior to June 30, 1999, we had no oil and gas operations. Consequently, we have based our discussion on the pro forma statement of operations for the six months ended June 30, 2000, compared to the pro forma statement of operations for the six months ended June 30, 1999. You should read the following discussion and analysis together with our consolidated financial statements and unaudited pro forma consolidated financial statements and related notes included elsewhere in this prospectus.

     Changes in oil/liquids and gas production, average realized prices including the effects of hedging, and revenues for the six months ended June 30, 2000 and 1999, are shown in the table below.

                                                              SIX MONTHS ENDED JUNE 30,
                                                             ---------------------------
                                                               PRO        PRO      2000
                                                              FORMA      FORMA      VS.
                                                               2000       1999     1999
                                                             --------   --------   -----
PRODUCTION:
  Oil/liquids (MBbls)......................................    1,799      1,700      6%
  Gas (MMcf)...............................................   11,699     12,060     (3)%
  Total (MBOE).............................................    3,749      3,710      1%
AVERAGE REALIZED PRICES:
  Oil/liquids (per Bbl)....................................  $ 20.66    $ 12.63     64%
  Gas (per Mcf)............................................     2.63       1.79     47%
  Per BOE..................................................    18.13      11.59     56%
TOTAL REVENUES (IN THOUSANDS):
  Oil/liquids..............................................  $37,176    $21,471     73%
  Gas......................................................   30,783     21,539     43%
                                                             -------    -------
  Total....................................................  $67,959    $43,010     58%
                                                             =======    =======

     Oil/Liquids Revenues. Oil/liquids revenues increased $15.7 million or 73% in the six months ended June 30, 2000. The increase in oil/liquids revenues is primarily due to the increase in realized prices in comparison to the prior year. We realized $20.66 per Bbl during the six months ended June 30, 2000, an increase of $8.03 or 64% over the respective period in the prior year. Additionally, our production increased during the six months ended June 30, 2000, due to the impact of our operational and capital programs discussed below.

     Gas Revenues. Gas revenues increased $9.2 million or 43% in the six months ended June 30, 2000. The increase in gas revenues is primarily due to the increase in realized prices in comparison to the prior year. We realized $2.63 per Mcf during the six months ended June 30, 2000, an increase of $.84 or 47% over the respective period in the prior year. Gas production volumes remained consistent with the prior year volumes.

     Production and Operating Expenses. Set forth below are the changes in production and operating expenses for the six months ended June 30, 2000 and 1999.

                                                              SIX MONTHS ENDED JUNE 30,
                                                             ---------------------------
                                                               PRO        PRO      2000
                                                              FORMA      FORMA      VS.
                                                               2000       1999     1999
                                                             --------   --------   -----
PRODUCTION AND OPERATING EXPENSES (IN THOUSANDS):
  Recurring operations and maintenance expense.............  $12,092    $ 9,684      25%
  Well workover expense....................................    4,138        950     336%
  Production taxes.........................................    6,859      3,613      90%
                                                             -------    -------
          Total............................................  $23,089    $14,247      62%
                                                             =======    =======
PER BOE PRODUCED:
  Recurring operations and maintenance expense.............  $  3.23    $  2.61      24%
  Well workover expense....................................     1.10       0.26     323%
  Production taxes.........................................     1.83       0.97      89%

     Recurring operations and maintenance expense increased $2.4 million or 25% in the six months ended June 30, 2000. Well workover expense increased $3.2 million in the six months ended June 30, 2000. The significant increases in recurring operations and maintenance expense and well workover expense are due to additional expenditures incurred to upgrade properties into acceptable working condition and enhance future production. This spending level is comparatively higher than the previous period as a result of the lack of focused attention of the previous operators of our oil and gas properties prior to acquisition.

     Production taxes increased $3.2 million or 90% in the six months ended June 30, 2000. This increase was caused by the significant increases in oil and gas prices occurring over the past twelve months.

     Depreciation, Depletion and Amortization Expenses. Depreciation, depletion and amortization expense in the six months ended June 30, 2000 was $12.9 million or $3.44 per BOE, essentially unchanged from the prior year.

     General and Administrative Expenses. General and administrative expense during the six months ended June 30, 2000 was $4.3 million, or $1.14 per BOE, essentially unchanged from the prior year.

     Interest Expense. Interest expense for the six months ended June 30, 2000 was $8.3 million. The average rate on our outstanding debt was 8.34% for the six months ended June 30, 2000, compared to the rate of 8.27% for the same period in 1999.

     Income Taxes. Income tax expense is based upon the estimated effective income tax rate expected for the entire fiscal year. The estimated effective tax rate for 2000 is 37%.

  Results of Operations Pro Forma for the Year ended December 31, 1999 Compared to Actual as Adjusted for the Year ended December 31, 1998

     Our historical consolidated financial statements include the results of the 50-week period from our inception, January 15, 1999, through December 31, 1999. Prior to June 30, 1999, Prize had no oil and gas operations. As a result of our limited operating history and rapid growth associated with the Pioneer acquisition, which was effective July 1, 1999, our consolidated financial statements are not readily comparable and are not indicative of future results. Consequently, we have based our discussion of the results of operations for 1999 upon the pro forma revenues and direct operating expenses of Prize for the year ended December 31, 1999, prior to the Vista merger, compared to the revenues and direct operating expenses of the Pioneer properties for the year ended December 31, 1998, adjusted for the sale of mineral interests and the purchase of the remaining ownership interest in Sunterra Petroleum, L.L.C. The unaudited pro forma financial statements of Prize for 1999 prior to the Vista merger are included in this prospectus beginning on page F-33 and are referred to as the unaudited pro forma financial statements of "Old Prize." THE 1998 AMOUNTS USED IN THIS DISCUSSION ARE NOT BASED ON THE 1998 INFORMATION IN "SELECTED PRO FORMA AND HISTORICAL FINANCIAL DATA." We believe the 1998 amounts, adjusted for the sale of the mineral interests and the acquisition of the remaining Sunterra interests, represent the most meaningful comparison to the 1999 pro forma results of Prize prior to the Vista merger.

     Changes in oil/liquids and gas production, average realized prices including the effects of hedging in 1999, and revenues for the years ended December 31, 1999 and 1998, are shown in the table below.

                                                              YEAR ENDED DECEMBER 31,
                                                           ------------------------------
                                                           OLD PRIZE
                                                           PRO FORMA   ADJUSTED    1999
                                                             1999        1998     VS 1998
                                                           ---------   --------   -------
PRODUCTION:
  Oil/liquids (MBbls)....................................     2,621      3,015      (13)%
  Gas (MMcf).............................................    20,789     24,021      (13)%
  Total (MBOE)...........................................     6,086      7,019      (13)%
AVERAGE REALIZED PRICES:
  Oil/liquids (per Bbl)..................................   $ 14.67    $ 11.54       27%
  Gas (per Mcf)..........................................      2.12       1.96        8%
  Per BOE................................................     13.56      11.65       16%
TOTAL REVENUES (IN THOUSANDS):
  Oil/liquids............................................   $38,458    $34,792       11%
  Gas....................................................    44,045     46,968       (6)%
                                                            -------    -------
  Total..................................................   $82,503    $81,760        1%
                                                            =======    =======

     Oil/Liquids revenues for 1999 compared to 1998. Oil/liquids revenues increased $3.7 million in 1999. Oil/liquids production decreased 394,000 barrels resulting in reduced revenues of $4.5 million as a result of the lack of focused attention of the previous operators. This decrease was offset by $8.2 million added as a result of a $3.13 per barrel increase in the oil/liquids price.

     Gas revenues for 1999 compared to 1998. Gas revenues decreased $2.9 million in 1999. Gas production decreased 3,232 MMcf, resulting in reduced revenues of $6.3 million as a result of the lack of focused attention of the previous operators. The decrease in production was offset by a price increase of $0.16 per Mcf which added $3.3 million in gas revenues.

     Production and Operating Expenses. Set forth below are the changes in production and operating expenses for the years ended December 31, 1999 and 1998.

                                                              YEAR ENDED DECEMBER 31,
                                                           ------------------------------
                                                           OLD PRIZE
                                                           PRO FORMA   ADJUSTED    1999
                                                             1999        1998     VS 1998
                                                           ---------   --------   -------
PRODUCTION AND OPERATING EXPENSES (IN THOUSANDS):
  Lease operating........................................   $19,565    $18,767        4%
  Production taxes.......................................     8,429      8,234        2%
                                                            -------    -------
          Total..........................................   $27,994    $27,001        4%
                                                            =======    =======
PER BOE PRODUCED:
  Lease operating........................................   $  3.21    $  2.67       20%
  Production taxes.......................................      1.39       1.17       19%

     1999 compared to 1998. Despite lower production rates, lease operating expenses increased 4% as a result of additional expenditures needed to upgrade properties into working condition during the last half of 1999 because of the lack of focused attention by the previous operator. Consequently, on a BOE basis, lease operating expenses increased 20%. Production taxes increased $195,000 as a result of the higher oil and gas prices received during the second half of 1999 compared to 1998.

  Results of Operations for 1998 and 1997

     Our discussion of the results of operations for 1998 and 1997 is based upon the statements of revenues and direct operating expenses of the Pioneer properties. The statements of revenues and direct operating expenses are not a complete representation of the operating results of the acquired properties.

     Changes in oil/liquids and gas production, average realized prices and revenues for the years ended December 31, 1998 and 1997 are shown in the table below.

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                                                 1998
                                                            1998       1997     VS 1997
                                                           -------   --------   -------
PRODUCTION:
  Oil/liquids (MBbls)....................................    3,134      2,911       8%
  Gas (MMcf).............................................   24,929     31,733     (21)%
  Total (MBOE)...........................................    7,289      8,200     (11)%
AVERAGE REALIZED PRICES:
  Oil/liquids (per Bbl)..................................  $ 11.51   $  18.27     (37)%
  Gas (per Mcf)..........................................     1.94       2.36     (18)%
  Per BOE................................................    11.60      15.61     (26)%
TOTAL REVENUES (IN THOUSANDS):
  Oil/liquids............................................  $36,070   $ 53,174     (32)%
  Gas....................................................   48,485     74,836     (35)%
                                                           -------   --------
  Total..................................................  $84,555   $128,010     (34)%
                                                           =======   ========

     Oil/Liquid revenues for 1998 compared to 1997. Oil/liquids revenues decreased $17.1 million in 1998. An average price decline of $6.76 per barrel reduced revenues $21.2 million. This decrease was partially offset by $4.1 million of revenue added by production gains of 223,000 barrels.

     Gas revenues for 1998 compared to 1997. Gas revenues decreased $26.4 million in 1998. An average price decline of $0.42 per Mcf reduced revenues $10.5 million. As a result of normal production decline associated with gas wells, along with reduced activity levels, gas production decreased in the amount of 6,804 MMcf and gas revenues decreased by $16.1 million.

     Production and Operating Expenses. Set forth below are the changes in production and operating expenses between 1997 and 1998.

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                                                 1998
                                                             1998      1997     VS 1997
                                                            -------   -------   -------
PRODUCTION AND OPERATING EXPENSES (IN THOUSANDS):
  Lease operating.........................................  $18,318   $22,562     (19)%
  Production taxes........................................    8,686    11,293     (23)%
                                                            -------   -------
          Total...........................................  $27,004   $33,855     (20)%
                                                            =======   =======
PER BOE PRODUCED:
  Lease operating.........................................  $  2.51   $  2.75      (9)%
  Production taxes........................................     1.19      1.38     (14)%

     1998 compared to 1997. Lease operating expenses decreased $4.2 million or 19% in 1998. The primary cause of this decrease was the very limited amount of drilling and workover activity associated with the properties following Pioneer USA's decision to sell the properties. Pioneer USA announced its decision to divest non-strategic properties on February 10, 1998, and announced a definitive sale agreement with another party on September 8, 1998. The production taxes include severance and ad valorem taxes. Severance taxes are based upon a fixed percentage of revenues. Therefore, the 34% reduction in oil and gas revenues was the principal reason for the 23% reduction in production taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity and Capital Sources. As of June 30, 2000, we had cash reserves of $9.9 million and working capital of $9.0 million. The current ratio was 1.22 to
1.0. In addition, we had long-term debt outstanding of approximately $211.4 million.

     Our initial capitalization, bank financing, cash flow from operations and private equity sales have provided funding for our business activities. The Pioneer acquisition was funded with the issuance of convertible preferred stock to Pioneer USA and cash from our initial capitalization, additional private equity sales and bank financing.

     We do not have a specific acquisition budget since the timing and size of acquisitions are difficult to forecast. While we regularly engage in discussions relating to the potential acquisition of oil and gas properties, we have no present agreement, commitment or understanding with respect to any such acquisition. Any future acquisitions may require additional financing and will be dependent upon financing arrangements being available at the time.

     We anticipate that our capital expenditures will be between $50.0 million and $55.0 million for enhancement and exploitation activities in 2000. This amount includes estimated expenditures associated with the oil and gas properties acquired in the Vista merger. Approximately $21.7 million has been spent in the first six months of 2000 for capital expenditures. This total includes $20.7 million for the acquisition, drilling and development of oil and gas properties. The timing of most of our capital expenditures is discretionary with no long-term capital expenditure commitments. Consequently, we have a significant degree of flexibility to adjust the level of our capital expenditures as circumstances warrant. We use internally generated cash flow to fund capital expenditures other than significant acquisitions. However, in the long term, if our cash flow from operations and availability under our senior credit agreement are not sufficient to satisfy cash requirements, there can be no assurance that additional debt or equity financing will be available to meet our requirements. We anticipate that our planned 2000 capital expenditures will be funded from internally generated cash flow.

     Although some of our costs and expenses may be affected by inflation, inflation has not had a significant effect on our results of operations. Improving industry conditions may significantly increase competition, creating a relative shortage of oilfield supplies and/or services which would result in inflationary cost pressures on our operations.

     Cash provided by operating activities will be our primary source of capital and short-term liquidity in the future. For the period from inception through December 31, 1999, net cash provided by operating activities was $19.8 million. This amount primarily reflects the cash flows from the properties purchased from Pioneer USA, which were generated only in the second half of 1999. Our net cash provided by operating activities for the six months ended June 30, 2000, was $18.2 million.

     During the period from inception through December 31, 1999, cash used in investing activities was $185 million and consisted primarily of the acquisition of the Pioneer properties, net of the sale of the mineral interests. During the six months ended June 30, 2000, cash used in investing activities was $21.7 million and consisted primarily of capital expenditures for the acquisition, drilling and development of oil and gas properties.

     Cash provided by financing activities was $168.5 million for the period from inception through December 31, 1999. This includes $125.4 million of net borrowings under our senior credit agreement and $45.5 million of capital contributions, offset by $2.6 million of loan origination fees. For the six months ended June 30, 2000, cash provided by financing activities was $10.1 million. Financing activities for this period were comprised primarily of net borrowings of $28.8 million under our senior credit agreement, offset by $18.4 million utilized for the purchase of treasury stock.

     Credit Agreements. Our initial senior credit agreement established a four-year revolving credit facility for borrowings of up to a maximum of $250.0 million, subject to a borrowing base determined annually by the lenders based on an evaluation of our proved oil and gas reserves and other assets. To the extent that the borrowing base is less than the aggregate principal amount of all outstanding loans and letters of credit under the senior credit agreement, the deficiency must be cured by either prepaying a portion of the outstanding amounts under the senior credit agreement or pledging additional collateral to the lenders. We borrowed $154.5 million of the $159.7 million available under the senior credit agreement at the closing of our acquisition of the Pioneer properties. As of December 31, 1999, our bank borrowing base was $150.0 million and our outstanding indebtedness was $127.0 million. The weighted average interest rate in 1999 under the revolving credit facility was 8.27%.

     On February 8, 2000, in connection with the merger with Vista, we amended our senior credit agreement to refinance all of our and Vista's outstanding debt and to provide for total borrowings of up to $400.0 million, subject to our borrowing base. The amended senior credit facility is due June 29, 2009. As of June 30, 2000, our borrowing base was $250.0 million and our outstanding indebtedness was approximately $211.4 million. The amended senior credit facility provides for letters of credit in addition to a revolving credit facility. We may request letters of credit for up to an aggregate of $5.0 million, with additional supplemental letters of credit, as defined by the credit agreement, of up to $5.0 million. At June 30, 2000, $2.5 million was outstanding under the letter of credit provisions of the credit facility.

     Financial covenants under the amended senior credit agreement require our current ratio, the ratio of our consolidated current assets to consolidated current liabilities, to be greater than or equal to 1.0 to 1.0 at the end of each fiscal quarter, and our ratio of consolidated EBITDA to the sum of consolidated net interest expense plus letter of credit fees to be greater than or equal to 2.5 to 1.0. In addition to these financial covenants, the senior credit agreement includes restrictions on the incurrence of debt, paying dividends and making other restricted payments, asset dispositions and consolidations and mergers, among other restrictions typical in the oil and gas industry. As of June 30, 2000, we were in compliance with all financial covenants and restrictions. Borrowings under the senior credit facility are secured by substantially all of our assets.

     All outstanding amounts under the amended senior credit agreement will convert to a term loan on June 29, 2002, with quarterly principal payments after that date through June 29, 2009.

     At our option, borrowings under the amended senior credit agreement bear interest at either (1) the "Base Rate," which is the annual rate of interest announced by BankBoston, N.A., or (2) the adjusted Eurodollar rate, as defined by the agreement, plus a margin ranging from 1.25% to 1.875% per annum, depending on the level of our aggregate outstanding borrowings under the agreement. In addition, we are committed to pay in arrears a quarterly commitment fee ranging from 0.25% to 0.50%, based on the unused portion of our borrowing base.

     The loan documents governing the amended senior credit agreement contain covenants and restrictions relating to our operations that are customary in the oil and gas industry. In addition, the line of credit is secured by a first lien on oil and gas properties that represent at least 80% of the value of our proved oil and gas reserves. See note 2 of notes to our consolidated financial statements included elsewhere in this prospectus. We believe that the availability under our senior credit agreement and cash flow from operations will be sufficient for anticipated operating and capital expenditure requirements in 2000.

     Along with the senior credit agreement, we entered into a $13.0 million senior subordinate credit agreement. The amount borrowed under the senior subordinate credit agreement was due December 31, 1999, together with interest at the Eurodollar rate plus a margin of 1% per annum. All borrowings under the senior subordinate credit agreement were paid in August 1999 from proceeds of the $32.0 million sale of our non-strategic producing and non-producing mineral ownership interests.

STOCK OPTIONS AND COMPENSATION EXPENSE

     In 1999, we instituted a stock option plan for key employees. A total of 2,141,300 shares of our common stock has been reserved for issuance under this plan. Options to purchase a total of 2,141,300 shares of our common stock were granted under the plan by our board of directors in 1999, 2,136,300 of which are currently outstanding. As of June 30, 2000, options to purchase 5,000 shares have been exercised. We have terminated the plan with respect to any future issuances of stock options. The options are exercisable at an exercise price of $7.84 per share. The options were to vest ratably over a period of three years, however, the closing of the Vista merger accelerated the vesting of all of the outstanding options. We did not recognize any compensation expense in connection with the issuance of the options.

     Effective with the Vista merger, we adopted Vista's existing stock option plan. A total of 500,000 shares of our common stock are reserved for issuance under this stock option plan. As of June 30, 2000, nonqualified stock options for a total of 70,000 shares of common stock had been granted under this stock option plan. The exercise price of these options equaled the fair market value of our common stock on the date of grant, $12.38 per share, and the options expire up to 10 years after the date of grant.

NATURAL GAS BALANCING

     It is possible in the natural gas industry for various working interest partners to produce more or less than their entitlement share of natural gas. In those events, it is possible for there to be overproduced parties and underproduced parties. At June 30, 2000, our net gas balancing position was not material.

NEW ACCOUNTING STANDARDS

     We will be required to comply with the provisions of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," which, as amended, must be adopted for fiscal years beginning after June 15, 2000. SFAS 133 requires that derivatives be reported on the balance sheet at fair value and, if the derivative is not designated as a hedging instrument, changes in fair value must be recognized in earnings in the period of change. If the derivative is designated as a hedge, and to the extent such hedge is determined to be effective, changes in fair value are either offset by the change in fair value of the hedged asset or liability, if applicable, or reported as a component of other comprehensive income in the period of change, and subsequently recognized in earnings when the offsetting hedged transaction occurs. The definition of derivatives has also been expanded to include contracts that require physical delivery of oil and gas if the contract allows for net cash settlement. We primarily use derivatives to hedge product price and interest rate risks. These derivatives are recorded at cost, and gains and losses on such derivatives are reported when the hedged transaction occurs. Adoption of SFAS 133 should have no significant impact on reported earnings, but could materially affect other comprehensive income and equity.

MARKET RISK DISCLOSURES

     Our business is affected by fluctuations in commodity prices and interest rates. The following discussion is intended to identify the nature of these market risks, describe our strategy for managing these risks and quantify the potential effect of market volatility on our financial condition and results of operations.

     Oil and Gas Prices. Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of, and demand for, oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. These factors include the level of global demand for petroleum products, foreign supply of oil and gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions, the price and availability of alternative fuels and overall economic conditions, both foreign and domestic. It is impossible to predict future oil and gas prices with any degree of certainty. Sustained weakness in oil and gas prices may adversely affect our financial condition and results of operations and may also reduce the amount of net oil and gas reserves that we can produce economically. Any reduction in reserves, including reductions due to price fluctuations, can have an adverse effect on our ability to obtain capital for our exploitation and development activities. Similarly, any improvements in oil and gas prices can favorably impact our financial condition, results of operations and capital resources.

     In order to mitigate the effect of price fluctuations, we, and Vista prior to the merger, periodically utilize hedging transactions with respect to a portion of our oil and gas production. We utilize derivative financial instruments to provide methods to fix the price for natural gas and oil independently of the physical sale and also to manage interest rates. While the use of these hedging arrangements limits the downside risk of price declines, such use may also limit benefits which may be derived from price increases. We use various financial instruments, such as swaps and collars, whereby monthly settlements are based on differences between the prices specified in the instruments and the settlement prices of certain futures contracts quoted on the NYMEX or certain other indices. Generally, when the applicable settlement price is less than the price specified in the contract, we receive a settlement from the counter party based on the difference. Similarly, when the applicable settlement price is higher than the specified price, we pay the counter party based on the difference. The instruments we utilize differ from futures contracts in that there is not a contractual obligation which requires or permits the future physical delivery of the hedged products. In addition, we generally utilize over-the-counter instruments which are subject to more credit risk than exchange-traded future contracts. However, management does not believe this risk is significant as we enter into agreements with highly rated and reputable counter parties. We generally do not require collateral.

     During 1998 and continuing into the first quarter of 1999, the oil and gas industry operated in a depressed commodity price environment. In mid-1999, prices for both oil and gas began to increase to high levels relative to the price history of the 1990s. We began hedging both oil and gas prices just prior to the closing of our acquisition of the Pioneer properties in June 1999, and we continue to enter the hedge market from time to time. Our hedging policies are based upon the judgment of management and the need to meet certain requirements of our lenders. See "Risk Factors."

     In the tables set forth below, "Trade Date" is the date the hedge was entered into. We typically enter into "swaps" or "collars." A "swap" is a fixed-price hedge and a "collar" is a hedge that has a ceiling price and a floor price. If the particular price stays in between the ceiling and floor price, then no payments are made by either party under a collar. The terms "Put Floor Price" and "Call Ceiling Price" refer to the prices at which we hedged our production and are expressed in the calendar monthly average of daily NYMEX closing prices for Light Sweet Crude Oil or monthly NYMEX (Henry Hub) or other indices' closing prices for natural gas. Volumes refer to barrels of crude oil or Mcf of gas, where one Mcf is equal to one MMBtu. The "Term" refers to the time period of the hedge.

     Set forth below is the contract amount and material terms of all natural gas hedging instruments held by us at June 30, 2000.

                           DAILY                       PUT            CALL                         FAIR MARKET
                TYPE       VOLUME                  FLOOR PRICE    CEILING PRICE                     VALUE AT
TRADE DATE   TRANSACTION   (MCF)       INDEX        (PER MCF)       (PER MCF)         TERM        JUNE 30, 2000
----------   -----------   ------   ------------   ------------   -------------   -------------   -------------
 1/12/98       Swap        4,000       NYMEX          $2.12           $2.12       1/00 to 12/00   $ (1,112,847)
 2/8/99        Swap        4,000       NYMEX          $2.35           $2.35       1/01 to 12/01     (3,383,956)
 6/14/99      Collar       10,000   Houston Ship      $2.30           $2.57       7/99 to 6/01      (5,779,627)
 6/22/99      Collar       5,000      Permian         $2.10           $2.42       8/99 to 7/01      (3,058,758)
 6/22/99      Collar       5,000      Mid-Con         $2.15           $2.43       8/99 to 7/01      (3,039,944)
 6/30/99      Collar       5,000    Houston Ship      $2.37           $2.58       9/99 to 8/01      (3,191,082)
 7/01/99      Collar       5,000    Houston Ship   $2.295/1.995       $2.64       9/99 to 8/01      (3,080,974)
10/04/99      Collar       5,000    Houston Ship      $2.44           $2.84       1/00 to 12/00     (1,479,662)
 3/22/00      Collar       15,000   Houston Ship      $2.40           $3.33       8/01 to 12/01     (1,100,085)
 6/21/00      Collar       5,000    Houston Ship      $3.00           $4.75       1/01 to 12/01       (976,069)
                                                                                                  ------------
                                                                                                  $(26,203,004)
                                                                                                  ============

     We may choose at some time in the future to hedge separately the basis differential for our natural gas production. This separation would be immaterial to our financial performance.

     Set forth below is the contract amount and material terms of all crude oil hedging instruments held by us at June 30, 2000.

                           DAILY        PUT           CALL                         FAIR MARKET
                TYPE       VOLUME   FLOOR PRICE   CEILING PRICE                      VALUE AT
TRADE DATE   TRANSACTION   (BBLS)    (PER BBL)      (PER BBL)         TERM        JUNE 30, 2000
----------   -----------   ------   -----------   -------------   -------------   --------------
4/19/99       Collar       1,333      $15.00         $16.85       7/00 to 12/00    $ (3,074,884)
6/14/99        Swap        1,500      $17.44         $17.44       7/99 to 6/01       (6,373,480)
6/18/99       Collar       1,000      $17.00         $19.00       7/99 to 6/01       (3,309,018)
7/01/99       Collar         500      $17.15         $20.05       9/99 to 8/01       (1,815,118)
3/22/00       Collar       1,500      $19.00         $24.35       8/01 to 12/01        (460,962)
6/20/00       Collar       1,500      $20.00         $30.24       1/01 to 12/01        (448,719)
                                                                                   ------------
                                                                                   $(15,482,181)
                                                                                   ============

     Interest Rates. Our interest rate risk exposure results primarily from having short-term variable rates under our revolving credit facility. All of our outstanding indebtedness is subject to market rates of interest as determined from time to time by the banks under the revolving credit facility. Any increases in the variable interest rates related to this facility can have an adverse impact on our results of operations and cash flow. At June 30, 2000, we had approximately $211.4 million of outstanding debt under the credit facility. Interest is due quarterly at either BankBoston's "Base Rate" or the Eurodollar rate, as adjusted pursuant to the credit facility, plus a margin. Under the revolving credit facility, we currently pay interest at a rate equal to LIBOR plus 1.875%, or 8.64% as of June 30, 2000.

     In an attempt to manage our interest rate risk, we entered into two interest rate swaps effective July 2, 1999, which are accounted for as hedges with any realized gains or losses appropriately recorded as interest expense. The swaps consist of $50 million of notional amount of indebtedness whereby we pay a fixed swap rate of 5.76% and receive the three-month LIBOR rate, and $50 million of notional amount of indebtedness whereby we pay a fixed swap rate of 6.07% and receive the three-month LIBOR rate. The terms of the swaps were and are until July 2, 2000, and July 2, 2001, respectively.

                            BUSINESS AND PROPERTIES

GENERAL

     We are an independent oil and gas company. Our activities are focused principally in the Permian Basin of West Texas and Southeastern New Mexico, the onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Western Oklahoma and the Texas Panhandle. These areas are among the premier oil and gas producing areas of the United States. They are typified by long-lived oil and gas reserves, predictable well production profiles and multiple producing reservoir formations.

     We were formed in January 1999 and have grown rapidly through the implementation of our business strategy. We focus on the acquisition, exploitation and enhancement of producing oil and gas properties in our core operating areas. Exploitation involves the continuing development of a known producing formation in a previously discovered field, as compared to more risky exploratory drilling. Examples of exploitation activities include infill and other development drilling, recompleting wells through existing well bores, applying secondary recovery techniques and reworking existing wells. Our enhancement activities are designed to reduce operating costs or to improve the prices we realize from oil and natural gas sales. We attempt to achieve these results by operating the properties ourselves, where we can control the timing and amount of expenditures and enhance price realization from the sale of our production.

     Our acquisition strategy involves purchasing oil and gas properties that have not received the focused attention of the prior operators. In June 1999, we completed the acquisition of producing oil and gas properties from Pioneer USA for $239 million. On February 8, 2000, we merged with Vista, acquiring properties that complement the Permian Basin properties we acquired from Pioneer USA. The Vista properties have already begun to contribute to our growth in production and cash flow and, together with the Pioneer properties, provide us with a two to three-year inventory of exploitation projects.

     For the six months ended June 30, 2000, pro forma for the Vista merger as if it had occurred January 1, 2000, we reported average net daily production of
20.6 MBOE, revenues of $68.0 million, EBITDA of $40.9 million and net income of $12.4 million. In addition, as part of our ongoing efforts to aggressively exploit our acquired properties, we spent $21.7 million on capital projects for the drilling of 31 development wells, 32 recompletions and workover projects, and the acquisition of an additional working interest in a Permian Basin waterflood project. For the last six months of 2000, we have budgeted between $25.0 million and $33.0 million for additional capital projects which we expect will increase our daily production rate as well as add new proved reserves.

     The following is a summary of our oil and natural gas reserve information as of December 31, 1999, on a pro forma basis as if the Vista merger was completed on December 31, 1999.

     Total Proved Reserves....   49.6 MMBbls of oil and liquids and 278.9 Bcf of
                                 natural gas; or 96.1 MMBOE

     Reserve Mix..............   52% oil and liquids; 48% natural gas

     PV-10 of Proved
Reserves(1)...................   $580 million

     Reserve to Production
Ratio(2)......................   13 years
---------------

(1) The present value of pre-tax future net revenues as of December 31, 1999, discounted at 10% per year assuming unescalated prices of $23.99 per Bbl of oil, $2.11 per Mcf of natural gas and $17.05 per Bbl of liquids. On December 31, 1999, NYMEX prices were $25.60 per Bbl for West Texas crude oil and $2.30 per MMBtu for natural gas.

(2) Represents our pro forma proved reserves at December 31, 1999, divided by our pro forma production for the year ended December 31, 1999.

OUR STRENGTHS

     We believe our principal strengths include the following:

     High Quality Reserve Base. Our proved reserves are located in premier domestic oil and gas producing areas characterized by long-lived reserves, predictable well production profiles and multiple producing reservoir formations providing numerous exploitation and enhancement opportunities. Our aggregate reserve to production ratio at December 31, 1999 was 13 years. A significant benefit of owning long-lived reserves is an enhanced ability to provide long-term funding for additional exploitation and growth opportunities. Our reserve base consists of approximately 52% oil and liquids and 48% natural gas on a BOE basis. This balance provides a built-in hedge against significant price declines in either natural gas or crude oil prices. While our current reserves represent a fairly even balance between oil and natural gas, our strategic objective is to increase our weighting in natural gas reserves and production.

     Significant Inventory of Exploitation and Enhancement Opportunities. We have an extensive inventory of exploitation and enhancement opportunities that should continue to support future net reserve additions and production growth over the next several years. We have identified a large inventory of projects within our existing properties, including over 600 potential recompletion, workover and development drilling opportunities.

     Operational Control Over Our Oil and Gas Properties. We believe controlling the operations of the majority of our oil and gas properties enhances our ability to increase the value of our reserve base. Operational control allows us to have greater influence over the implementation of our strategies and projects, including the timing, scope and level of expenditures associated with our exploitation and enhancement activities and other field operations. We operate over 1,500 producing wells, representing over 75% of the PV-10 value of our pro forma proved reserves as of December 31, 1999.

     Significant Management Experience and Ownership. We have significant expertise in exploitation and enhancement operations and technologies in our core operating areas. The members of our management, technical staff and field operations teams, through tenure with other independent and major oil and gas companies operating in our core areas, have successfully implemented acquisition and exploitation strategies similar to ours. The average length of employment in the oil and gas industry of our management and technical staff is 19 years. Our management and employees beneficially own approximately 17.5% of our outstanding common stock.

OUR BUSINESS STRATEGY

     Our primary objective is to increase net asset value per share by increasing oil and natural gas reserves, production, cash flow and net income through the acquisition, enhancement and exploitation of producing oil and gas properties and by maintaining a low operating and corporate cost structure. We believe the following components of our strategy will allow us to achieve our objective.

     Geographic Concentration. We focus our activities in the areas of the Permian Basin, the onshore Gulf Coast and the Mid-Continent region, areas where our management, our technical staff and our field operations teams have significant prior experience. Management's track record and technical knowledge of the reservoir and production characteristics of oil and gas properties in these regions should allow us to identify acquisitions with attractive exploitation and value enhancement opportunities. In addition, the concentration of our properties in these core operating areas allows us to better achieve economies of scale.

     Acquisition of Producing Properties. We focus on acquiring producing reserves with a production history of at least three to five years in order to reduce the risks inherent in estimating the remaining oil and natural gas reserves and the future production profile.

     Aggressive Value Enhancement. We seek to purchase oil and gas properties that we will operate and that have potential for development and operational improvements. We undertake an extensive well-by-well operational study of acquired properties in order to identify value enhancement opportunities such as development drilling, recompletions, workovers and cost reductions. These activities can increase cash flow and, in some cases, add incremental reserves.

     Low Cost Operating Structure. We pursue a low cost operating strategy at both the field and corporate levels. We also target acquisitions of properties that are located in our core areas that provide opportunities for cost efficiencies through consolidation with existing operations.

     Financial Flexibility. We seek to maintain financial flexibility in order to be able to take advantage of strategic acquisition opportunities and protect against price declines. As a result of our strategy of acquisition, exploitation and enhancement, debt levels will vary from time to time. We intend to finance future exploitation capital expenditures from internal cash flow. Major property acquisitions will be financed in the most efficient manner available at the time. Over the long-term, we believe that an appropriate target debt level is 50% of oil and natural gas reserve value. We may seek to further reduce oil and gas reserve, price and financial risks by:

     - diversifying our property holdings and avoiding concentrating a large value in any single property; and

     - using commodity price hedges, interest rate swaps and other financial strategies.

ACQUISITION ACTIVITIES

     Prize was formed in January 1999, with an initial capitalization of $20.5 million and an ownership interest in Sunterra Petroleum, L.L.C., which owned oil and gas producing properties. For the first several months following formation, our primary activities were to manage Sunterra and evaluate acquisition candidates.

     Effective July 1, 1999, we purchased over 400 domestic onshore oil and gas properties from Pioneer USA for $245 million. Concurrent with the closing of the purchase, we arranged for the sale of the properties in North Dakota for $6 million, which reduced the final purchase price of the Pioneer properties to $239 million. The purchased properties are located primarily in Texas, with most of the remainder in Oklahoma and Louisiana.

     In July 1999, we sold non-strategic producing and non-producing mineral ownership interests that we acquired with the Pioneer properties for $32 million. We also acquired the remaining ownership interests of Sunterra in exchange for our interest in the Will-O-Mills treating facility and $1 million cash and other consideration.

     On February 8, 2000, we completed our merger with Vista. As a result of the merger, we acquired all of Vista's interest in producing oil and gas properties located principally in the Permian Basin of West Texas. The acquisition of Vista's properties pursuant to the merger increased our oil and gas reserves by approximately 20 MMBOE, or 27%. Although Vista was the surviving entity, for accounting purposes the merger was treated as an acquisition of Vista by the former Prize.

     We frequently review acquisition opportunities and anticipate making additional acquisitions when the properties, and the terms and conditions of the transaction, are determined to be appropriate. We do not have a specific acquisition budget because the timing and size of acquisitions are difficult to forecast. At the present time, we have no binding agreements or commitments with respect to any significant acquisitions.

DESCRIPTION OF OUR PROPERTIES

     We own and operate producing oil and gas properties in 12 states, with our proved reserves being located primarily in three core areas: the Permian Basin of West Texas and Southeastern New Mexico, the onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Western Oklahoma and the Texas Panhandle. At December 31, 1999, we operated 1,522 gross productive wells and owned non-operated interests in 1,048 gross productive wells. We continuously evaluate the profitability of our oil and gas operations and attempt to divest unprofitable leases or areas of operations that are not consistent with our operating philosophy.

     The following table sets forth information about our pro forma oil and gas reserves by core operating area as of December 31, 1999. The information provided is on a pro forma basis as if the Vista merger was completed on December 31, 1999.

                                            PRO FORMA PROVED RESERVES AS OF DECEMBER 31, 1999
                                     ---------------------------------------------------------------
                                     OIL/LIQUIDS      GAS      TOTAL                     PERCENT OF
AREA                                   (MBBLS)      (MMCF)     (MBOE)    PV-10 VALUE     PV-10 VALUE
----                                 -----------   ---------   ------   --------------   -----------
                                                                        (IN THOUSANDS)
Permian Basin......................    35,821        59,241    45,695      $309,751           53%
Onshore Gulf Coast.................     7,584       142,413    31,319       184,442           32%
Mid-Continent......................     6,221        77,225    19,092        85,902           15%
                                       ------       -------    ------      --------          ---
          Total....................    49,626       278,879    96,106      $580,095          100%
                                       ======       =======    ======      ========          ===

     Permian Basin Area. Our properties in the Permian Basin area accounted for 53% of our pro forma PV-10 value as of December 31, 1999. The Permian Basin area is located in West Texas and Southeastern New Mexico and is predominantly oil. We own an interest in 1,055 gross producing oil and gas wells which we operate and 423 gross producing oil and gas wells operated by others. For the six months ended June 30, 2000, our total net daily production from the Permian Basin area averaged approximately 8,779 BOE or 45% of our total production. The majority of our production in this core area is from the Spraberry, Cherry Canyon, Yates, San Andres, Ellenberger, Holt, McKee and Wolfcamp formations, from depths of 2,800 feet to 15,000 feet. We have identified numerous workover and recompletion opportunities in the Cherry Canyon formation in the War Wink field, along with additional infill drilling locations. We have also identified two fields that have waterflood potential which could add additional oil and gas reserves.

     Onshore Gulf Coast Area. Our properties in the onshore Gulf Coast area accounted for 32% of our pro forma PV-10 value at December 31, 1999. The onshore Gulf Coast area is located primarily in Texas and Louisiana and is predominantly gas. We own an interest in 264 gross producing oil and gas wells which we operate and 181 gross producing oil and gas wells operated by others. For the six months ended June 30, 2000, our total net daily production from this area averaged approximately 9,002 BOE or 40% of our total production. The majority of our production in this core area is from the Wilcox, Edwards, Frio, Yegua and Miocene formations, from depths of 2,000 feet to 17,000 feet. Our exploitation activities for the properties in this region are focused on a significant inventory of workovers, recompletion and development drilling opportunities available in the Oakville, Roleta, Buchel, Provident City, Perry Point and Delta Farms fields.

     Mid-Continent Area. Our properties in the Mid-Continent area accounted for 15% of our pro forma PV-10 value as of December 31, 1999. The Mid-Continent area is located primarily in Western Oklahoma and the Texas Panhandle and is predominantly gas. We own an interest in 203 gross producing oil and gas wells which we operate and 444 gross producing oil and gas wells operated by others. For the six months ended June 30, 2000, our total daily net production from this area averaged approximately 2,806 BOE or 15% of our total production. The majority of our production in this core area is from the Morrow, Granite Wash, Albany, Wolfcamp, Sycamore, Viola, Hunton and Woodford formations, from depths of 800 feet to 15,000 feet. A significant inventory of workovers, recompletions and developmental drilling opportunities are available in the Red Deer, Mendota NW and Eola Robertson fields.

PRODUCTION, PRICE AND PRODUCTION COST

     The following table sets forth pro forma and historical information with respect to the production volumes, average realized prices and average production costs with respect to the periods indicated. Pro forma adjustments give effect to our purchase of the Pioneer properties, the sale of mineral interests and the Vista merger as if such transactions had occurred at the beginning of 1999.

                                                          PRO FORMA          HISTORICAL
                                                      -----------------   -----------------
                                                                             JANUARY 15,
                                                                          1999 (INCEPTION),
                                                         YEAR ENDED            THROUGH
                                                      DECEMBER 31, 1999   DECEMBER 31, 1999
                                                      -----------------   -----------------
PRODUCTION:
  Oil/liquids (MBbls)...............................         3,532               1,372
  Gas (MMcf)........................................        23,690              10,236
  Total (MBOE)......................................         7,480               3,078
AVERAGE REALIZED PRICES(1):
  Oil/liquids (per Bbl).............................       $ 14.73             $ 16.69
  Gas (per Mcf).....................................          2.10                2.45
  Per BOE...........................................         13.54               15.59
AVERAGE PRODUCTION COST (PER BOE)...................       $  4.64             $  5.40

---------------

(1) Includes the effects of hedging activities.

OIL AND GAS RESERVES

     The following table presents our pro forma and historical estimated net proved oil and natural gas reserves and the present value of our reserves at December 31, 1999. Pro forma adjustments give effect to the Vista merger as if the merger had occurred on December 31, 1999.

                                                                 DECEMBER 31, 1999
                                                               ----------------------
                                                               PRO FORMA   HISTORICAL
                                                               ---------   ----------
PROVED RESERVES:
  Oil/liquids (MBbls).......................................     49,626       35,316
  Gas (MMcf)................................................    278,879      241,977
  Total (MBOE)..............................................     96,106       75,645
  PV-10 value (in thousands)................................   $580,095     $427,741
PROVED DEVELOPED RESERVES:
  Oil/liquids (MBbls).......................................     38,006       28,580
  Gas (MMcf)................................................    212,812      188,488
  Total (MBOE)..............................................     73,475       59,995

     The estimates of our historical proved oil and natural gas reserves as of December 31, 1999 are based on evaluations prepared by us, 80% of the PV-10 value of which has been audited by Netherland, Sewell & Associates, Inc., independent petroleum engineers. Approximately 98% of the total proved reserves of Vista were reviewed by Williamson Petroleum Consultants, independent petroleum engineers. The proved oil and natural gas reserves of Vista as of December 31, 1999, were added to our historical proved oil and natural gas reserves as of December 31, 1999, to calculate our pro forma estimated oil and natural gas reserves in the table above. The PV-10 values shown in the preceding table are not intended to represent the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we base the PV-10 value on prices and costs on the date of estimate. Actual prices and costs may differ materially from those used in the estimate.

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control. Reservoir engineering is a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact manner. Reserve estimates require an analysis of available geological, geophysical, production and engineering data. The accuracy of any reserve estimate is a function of the quality and reliability of this available data and the interpretation of that data. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors, such as changes in production history, product prices and other factors that are beyond our control, may justify revisions to these estimates. Accordingly, oil and gas quantities ultimately recovered will vary from the reserve estimates.

ACREAGE DATA

     The following table presents information regarding our pro forma developed and undeveloped lease acreage as of December 31, 1999, adjusted to give effect to the Vista merger as if the merger had occurred on December 31, 1999. Developed acreage refers to acreage within producing units and undeveloped acreage refers to acreage that has not been placed in producing units.

                                                             PRO FORMA
                                           ---------------------------------------------
                                              DEVELOPED ACRES        UNDEVELOPED ACRES
                                           ---------------------   ---------------------
                                             GROSS        NET        GROSS        NET
                                           ---------   ---------   ---------   ---------
Arkansas.................................    3,693.7       946.2          --          --
Illinois.................................      160.0       140.0       437.0       382.4
Indiana..................................      343.9       309.5       442.7       415.9
Kansas...................................   17,133.0    14,027.3    91,983.4    82,400.3
Louisiana................................    6,992.0     4,773.9     1,992.6     1,957.8
Mississippi..............................    3,120.0     1,873.7     1,579.9       857.4
New Mexico...............................   10,195.1     5,528.2    20,700.8    20,554.4
North Dakota.............................   12,167.5    11,109.6    29,333.4     8,043.3
Oklahoma.................................   80,903.0    35,035.9    58,702.3    17,896.7
Texas....................................  182,203.9   165,255.1   180,276.5    98,612.7
Utah.....................................    8,062.7     8,062.1     3,345.0     3,165.0
Wyoming..................................   26,217.5    25,997.5    22,357.8    19,182.5
                                           ---------   ---------   ---------   ---------
          Total..........................  351,192.3   273,059.0   411,151.4   253,468.4
                                           =========   =========   =========   =========

     The following table presents information regarding our historical developed and undeveloped lease acreage as of December 31, 1999.

                                           DEVELOPED ACRES          UNDEVELOPED ACRES
                                       -----------------------   -----------------------
                                         GROSS         NET         GROSS         NET
                                       ----------   ----------   ----------   ----------
Arkansas.............................     3,693.7        946.2           --           --
Illinois.............................          --           --           --           --
Indiana..............................       343.9        309.5        442.7        415.9
Kansas...............................    17,133.0     14,027.3     91,983.4     82,400.3
Louisiana............................     6,992.0      4,773.9      1,992.6      1,957.8
Mississippi..........................     3,120.0      1,873.7      1,579.9        857.4
New Mexico...........................     1,794.7      1,794.7     19,780.8     19,780.8
North Dakota.........................    11,538.4     11,031.6     26,743.4      7,691.9
Oklahoma.............................    80,903.0     35,035.9     58,702.3     17,896.7
Texas................................   154,608.2    144,061.4    135,251.0     70,506.6
Utah.................................     8,062.7      8,062.1      3,345.0      3,165.0
Wyoming..............................    26,217.5     25,997.5     22,357.8     19,182.5
                                       ----------   ----------   ----------   ----------
          Total......................   314,407.1    247,914.3    362,178.8    223,854.8
                                       ==========   ==========   ==========   ==========

DRILLING ACTIVITIES

     The following table sets forth our pro forma and historical drilling activity for the year ended December 31, 1999. The pro forma activity gives effect to the purchase of the Pioneer properties and the Vista merger as if those transactions had occurred at the beginning of 1999. In the table, "gross" refers to the total wells in which we have a working interest and "net" refers to gross wells multiplied by our working interest in the wells.

                                                              PRO FORMA     HISTORICAL
                                                             ------------   -----------
                                                             GROSS   NET    GROSS   NET
                                                             -----   ----   -----   ---
DEVELOPMENT WELLS:
  Productive...............................................   28     17.4     9     1.4
  Non-productive...........................................    1      0.1     1     0.1
                                                              --     ----    --     ---
          Total............................................   29     17.5    10     1.5
                                                              ==     ====    ==     ===
EXPLORATORY WELLS:
  Productive...............................................    4      0.4     0       0
  Non-productive...........................................    3      0.4     0       0
                                                              --     ----    --     ---
          Total............................................    7      0.8     0       0
                                                              ==     ====    ==     ===

PRODUCTIVE WELLS

     The following table sets forth the number of productive oil and natural gas wells in which we owned an interest at December 31, 1999, on a pro forma and historical basis. The pro forma data gives effect to the Vista merger as if the merger had occurred on December 31, 1999.

                                                 OIL            GAS           TOTAL
                                            -------------   -----------   -------------
                                            GROSS    NET    GROSS   NET   GROSS    NET
                                            -----   -----   -----   ---   -----   -----
Pro Forma.................................  1,832   1,100    738    402   2,570   1,502
Historical................................  1,273     626    665    354   1,938     980

     Productive wells consist of producing wells capable of production, including natural gas wells waiting on pipeline connections to commence deliveries and oil wells waiting on connection to production facilities.

CUSTOMERS

     We sell our natural gas production to a variety of customers, including pipelines, utilities, gas marketing firms, industrial users and local distribution companies. We use existing gathering systems and interstate and intrastate pipelines to consummate gas sales and deliveries.

     Our principal customers for crude oil production are refiners, remarketers and other companies, some of which have pipeline facilities near the producing properties. In the event pipeline facilities are not conveniently available, crude oil is trucked or barged to storage, refining or pipeline facilities.

     For the year ended December 31, 1999, one significant purchaser, Genesis Energy, L.P., accounted for 19% of our total revenue. Genesis purchases our production from numerous properties at variable and market-sensitive prices. We do not consider ourselves dependent upon this purchaser since other purchasers are willing to purchase this production at competitive prices.

OIL AND NATURAL GAS MARKETING

     Oil Marketing. Our oil production is sold under short-term agreements at negotiated prices. As a result, we can change purchasers whenever price improvements can be received. We periodically enter into hedging activities with a portion of our oil production which are intended to support our oil prices at targeted levels and to manage our exposure to oil price fluctuations. See "Management's Discussion and

Analysis of Financial Condition and Results of Operations -- Market Risk Disclosures" for a discussion of our hedging activities.

     Natural Gas Marketing. Our natural gas production is sold under both long and short-term agreements at negotiated prices. Although exact percentages vary daily, during the six months ended June 30, 2000, approximately 60% of our natural gas production was sold under short-term contracts at variable or market-sensitive prices. These market-sensitive sales are referred to as "spot market" sales. Another 39% of our natural gas production was committed under various long-term contracts of one year or more at variable prices which dedicate the natural gas to a purchaser for the contract period. Our remaining natural gas production was dedicated under long-term contracts at fixed prices.

     Under both long-term and short-term contracts, typically either the entire contract, in the case of short-term contracts, or the price provisions of the contract, in the case of long-term contracts, are renegotiated at intervals from one day to one year. The spot market has become progressively more competitive in recent years. As a result, prices on the spot market have been volatile.

     The spot market is subject to volatility as supply and demand factors in various regions of North America fluctuate. In addition to entering into long-term fixed price contracts, we periodically enter into hedging arrangements or firm delivery commitments with a portion of our natural gas production. These activities are intended to support targeted gas price levels and manage our exposure to gas price fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk Disclosures" for a discussion of our hedging activities.

COMPETITION

     The oil and gas business is highly competitive. We compete against major integrated and independent oil and gas companies and others in acquiring producing oil and gas properties, new leases, contracting for drilling equipment and securing trained personnel. Intense competition occurs with respect to marketing, particularly of natural gas. A number of our competitors have substantially greater financial and other resources than we do.

SEASONAL NATURE OF BUSINESS

     Generally, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters sometimes lessen this fluctuation. Also, summer natural gas demand is increasing as more gas-fired electrical generating units come on-line. In addition, pipelines, utilities, local distribution companies and industrial users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations.

GOVERNMENT REGULATION

     Our operations are subject to various levels of government controls and regulations. In the United States, legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous federal, state and local departments and agencies have issued extensive rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for the failure to comply. Such laws and regulations have significant impact on oil and gas drilling and production activities, increase the cost of doing business and, consequently, affect profitability. Inasmuch as new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws and regulations.

     Exploration and Production. Our operations are subject to various types of regulation at the federal, state and local levels. This regulation includes requiring permits for the drilling of wells; maintaining bonding requirements in order to drill or operate wells; submitting and implementing spill prevention plans; submitting notification relating to the presence, use and release of certain contaminants incidental to oil and gas operations; and regulating the location of wells, the method of drilling and casing wells, the use, transportation, storage and disposal of fluids and materials used in connection with drilling and production activities, surface usage and the restoration of properties upon which wells have been drilled, the plugging and abandoning of wells and the transporting of production. Our operations are also subject to various conservation matters, including the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in a unit and the unitization or pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases, which may make it more difficult to develop oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratable purchase of production. The effect of these regulations is to limit the amounts of oil and gas we can produce from our wells and to limit the number of wells or the locations at which we can drill.

     Environmental and Occupational Regulations. Various federal, state and local laws and regulations concerning the discharge of contaminants into the environment, the generation, storage, transportation and disposal of contaminants and the protection of public health, natural resources, wildlife and environment affect our exploration, development and production operations and the costs attendant thereto. These laws and regulations increase our overall operating expenses. We maintain levels of insurance customary in the industry to limit our financial exposure in the event of a substantial environmental claim resulting from sudden and accidental discharges of oil, salt water or other harmful substances. However, we do not maintain 100% coverage for any possible environmental claim, and we do not maintain coverage with respect to any award of punitive damages against us or any penalty or fine required to be paid by us because of our violation of any federal, state or local law. We are committed to meeting our responsibilities to protect the environment everywhere we operate. We anticipate making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. We did not have any unreimbursed expenditures in 1999 concerning these matters. However, we cannot predict with any reasonable degree of certainty our future exposure concerning these matters.

     We are also subject to laws and regulations concerning occupational safety and health. Due to the continued changes in these laws and regulations, and the judicial construction of these laws and regulations, we are unable to predict with any reasonable degree of certainty our future costs of complying with these laws and regulations.

     We maintain our own internal environmental and safety department which is responsible for instituting and maintaining our environmental and safety compliance program. This program includes field inspections of properties and internal audits of our compliance procedures.

TITLE TO PROPERTIES

     Title to our oil and gas properties is subject to contractual arrangements customary in the oil and gas industry, liens for current taxes not yet due and other encumbrances. We believe that these burdens do not materially detract from the value of our properties or our interests in our properties or materially interfere with their use in our business operations.

     As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition, other than a preliminary review of local records. Investigations, which may include a title opinion of outside counsel, are made prior to the consummation of an acquisition of producing properties and before commencement of drilling operations on undeveloped properties.

EMPLOYEES

     As of August 21, 2000, our staff consisted of 124 full-time employees, including 18 professionals in engineering, eight in geology, 10 in the land department, two in oil and gas marketing, 18 in accounting and data processing, nine in administration and 59 in field operations.

OFFICE FACILITIES

     We lease approximately 19,000 square feet of office space at 3500 William
D. Tate, Suite 200, Grapevine, Texas. This lease expires in 2003. We also lease approximately 1,824 square feet of office space at 20 E. 5th Street, Suite 1400, Tulsa, Oklahoma. This lease expires in 2000. Both leases are typical office leases containing standard and customary lease provisions.

LEGAL PROCEEDINGS

     We are a defendant in legal proceedings that have resulted from the ordinary conduct of our business. While the outcome of these proceedings cannot be predicted with certainty, our management does not expect that these proceedings will have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

OUR EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our executive officers and directors:

NAME                                    AGE                  POSITION
----                                    ---                  --------
Philip B. Smith.......................  49    Director, Chairman of the Board of
                                                Directors, Chief Executive Officer
                                                and Treasurer
Lon C. Kile...........................  45    Director, President and Chief
                                              Operating Officer
D. Richard Massengill.................  52    Vice President
David R. Albin........................  40    Director
Kenneth A. Hersh......................  37    Director
Theresa L. Killgore...................  47    Director

     Philip B. Smith, the founder of Prize, has been Chairman of the Board of Directors, Chief Executive Officer, Treasurer and a director of Prize since January 1999. He was also President of Prize during a portion of 1999. From 1996 until 1999, he served as a director of HS Resources and Pioneer Natural Resources Company and its predecessor, MESA, Inc. In 1996, Mr. Smith founded a small independent oil and gas company which he managed until 1999. Mr. Smith served as president, chief executive officer and a director of Tide West Oil Company, an independent oil and gas company, from 1992 until 1996. He was president and a director of Draco Petroleum, Inc., a wholly-owned subsidiary of Tide West, from 1991 until 1996, and of Tide West Trading & Transport Company, formerly Draco Production Company, a wholly-owned subsidiary of Tide West, from 1989 until 1996. From 1986 until 1991, Mr. Smith was a senior vice president of Mega Natural Gas Company, a natural gas gathering company and the former parent company of Tide West Trading & Transport Company and its predecessor companies. Prior to that time, he held various technical and management positions at other independent and major oil and gas companies. He earned his M.B.A. from the University of Tulsa and his B.S. in mechanical engineering from Oklahoma State University.

     Lon C. Kile has been President, Chief Operating Officer and a director of Prize since June 1999. From 1997 until 1999, he was executive vice president of Pioneer Natural Resources Company, an independent oil and gas company. Mr. Kile joined Parker & Parsley Petroleum Company, an independent oil and gas company and a predecessor to Pioneer, in 1985 and was promoted to senior vice president -- investor relations in 1996. Previously, he was vice president and manager of the mid-continent division of Parker & Parsley. Prior to that, he held the positions of vice president -- equity finance & analysis and vice president -- marketing and program administration of Parker & Parsley. Before joining Parker & Parsley, he was employed as supervisor -- senior, audit, in charge of Parker & Parsley's audit, with Arthur Young & Co. Mr. Kile earned his Bachelor of Business Administration degree in accounting from Oklahoma State University.

     D. Richard Massengill has been a Vice President of Prize since July 1999. From 1998 to 1999, he served as reservoir engineering manager, domestic division, for Pioneer Natural Resources Company. He was reservoir engineering manager for the mid-continent division of Pioneer and its predecessors from 1996 to 1998. Prior to that time, he held various positions with both large and small oil companies as well as being an owner in consulting and acquisition companies. Mr. Massengill earned a Master of Science in Chemical Engineering from the University of Wyoming.

     David R. Albin has been a director of Prize since January 1999. From 1988 to the present, he has been a manager of the Natural Gas Partners private equity investment funds which were organized to make equity investments in the oil and gas industry. Previously, he was employed as a portfolio manager for the Bass Investment Limited Partnership, a partnership formed by the Bass family of Fort Worth, Texas. Before joining Bass, he was a member of the oil and gas group in Goldman, Sachs & Co.'s investment banking division. Mr. Albin earned a B.S. in physics and an M.B.A., both from Stanford University.

     Kenneth A. Hersh has been a director of Prize since January 1999. From 1989 to the present, he has been a manager of the Natural Gas Partners private equity investment funds. Previously, he was employed by the investment banking division of Morgan Stanley & Co. Incorporated where he was a member of the firm's energy group specializing in oil and gas financing and acquisition transactions. Mr. Hersh earned an M.B.A. from the Stanford University Graduate School of Business and a B.A. from Princeton University.

     Theresa L. Killgore has been a director of Prize since August 2000. From July 1999 to the present, she has operated a personal investment company in Tulsa, Oklahoma. Ms. Killgore was president and chief executive officer of Spring Holding Company from its inception in November 1996 until July 1999. Spring Holding owned two operating subsidiaries: an exploitation and production company and a gas marketing and transportation company. She owned Energy Asset Management, an operator of oil and gas properties, from 1995 until its sale in November 1996. In 1992, Ms. Killgore formed Killgore Investments, Inc., a company engaged in acquiring and exploiting operated oil and gas properties, and Future Fuels, Inc., a company engaged in designing, packaging and installing compressed natural gas fueling systems for vehicles. Future Fuels was sold in 1993 and Killgore Investments was sold in 1995. From 1981 to 1992, Ms. Killgore worked in various engineering and management positions at Samson Resources Company, an oil and gas exploration and production company. Prior to that, she was employed by Cotton Petroleum as a reservoir engineer from 1979 to 1981 and by Shell Oil Company as a petrophysical engineer from 1975 to 1979. Ms. Killgore received B.S. degrees in physics and math from the University of Oklahoma.

ELECTION OF OFFICERS AND DIRECTORS

     Our executive officers are elected by the board of directors and serve at its discretion. Each of our directors is elected for a one-year term. Under a voting and shareholders agreement among some of our stockholders, Natural Gas Partners V, L.P. and us, the parties to the agreement currently have the following rights to nominate and elect directors to our board:

     - the stockholders who are members of our management may designate one member; and

     - Natural Gas Partners V may designate up to four members.

     Philip B. Smith is the designee of the stockholders who are members of our management and Kenneth A. Hersh, David R. Albin and Lon C. Kile are designees of Natural Gas Partners V. The other Natural Gas Partners V position is vacant. Theresa L. Killgore is an independent member of the board. The agreement terminates on June 29, 2009, and the rights of the parties to nominate and elect directors terminate upon the happening of certain events specified in the agreement. Absent the agreement, Natural Gas Partners V, through its ownership of our common stock, would be able to control the election of all of our directors. For more information regarding the voting and shareholders agreement, see "Description of Capital Stock -- Voting and Shareholders Agreement."

BOARD COMMITTEES

     The board of directors has an audit committee and a compensation committee. Mr. Hersh and Ms. Killgore are members of the audit committee and Messrs. Albin and Hersh are members of the compensation committee.

     Pursuant to the audit committee charter, the audit committee has the responsibility to, among other things:

     - evaluate the performance of our independent auditors together with the board of directors and make recommendations to the board of directors for the engagement of independent auditors;

     - review with management our audited financial statements, including issues concerning accounting and auditing principles and practices and the adequacy of our internal accounting controls that may have a significant effect on our financial statements;

     - review with management and our independent auditors our interim financial statements;

     - receive periodic reports from our independent auditors regarding the auditors' independence and discuss such reports with our independent auditors; and

     - review with our independent auditors any difficulties the auditors may have encountered in performing its services and any management letter provided by the auditors and management's response to the letter.

The audit committee also generally reviews the terms of material transactions and arrangements, if any, between Prize and its directors, officers and principal stockholders.

     The compensation committee has the responsibility to:

     - monitor and administer our employee benefit plans, including our 1998 Key Employee Stock Option Plan, and executive compensation plans, practices and policies, including all salaries, bonuses and fringe benefits;

     - make changes in existing employee benefit plans and executive compensation plans; and

     - formulate and adopt new executive compensation plans.

DIRECTOR COMPENSATION

     Directors who are not employees of Prize receive $2,500 per meeting for their services as directors. Directors who are also employees of Prize are not separately compensated for serving on our board of directors. In addition, Prize reimburses directors for reasonable expenses incurred in connection with attending meetings of our board of directors and its committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1999, Kenneth A. Hersh and David R. Albin served as members of the compensation committee of the board of directors. Messrs. Hersh and Albin constitute (a) two of the four managing members of each entity that serves as the ultimate general partner of Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. and (b) a majority of the managing members of the entity that serves as the ultimate general partner of Natural Gas Partners V, L.P. They also own interests in these Natural Gas Partners partnerships. Each of these Natural Gas Partners partnerships is a greater than 5% owner of our common stock. For information with respect to transactions involving these partnerships, see "Certain Transactions."

EXECUTIVE COMPENSATION

  Summary Compensation

     The following table sets forth the compensation we paid during 1999 to our Chief Executive Officer and each other executive officer of Prize whose compensation, based on salary and bonus, for 1999 was greater than $100,000.

                                                                               LONG-TERM
                                                                            COMPENSATION --
                                             ANNUAL COMPENSATION                AWARDS
                                     ------------------------------------   ---------------
                                                                              SECURITIES
NAME AND                                                   OTHER ANNUAL       UNDERLYING
PRINCIPAL POSITION                    SALARY     BONUS    COMPENSATION(1)     OPTIONS(2)
------------------                   --------   -------   ---------------   ---------------
Philip B. Smith....................  $ 72,000   $47,250         -0-             946,520
  Chairman of the Board, Chief
  Executive Officer and Treasurer
Lon C. Kile(3).....................   114,000    75,938         -0-             535,702
  President and Chief
  Operating Officer
D. Richard Massengill(4)...........    62,500    32,813         -0-             267,852
  Vice President

---------------

(1) Does not include the value of perquisites and other personal benefits because the aggregate amount of such compensation, if any, does not exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus for any named individual.

(2) Represents shares of our common stock underlying options granted during 1999 after giving effect to the Vista merger effected on February 8, 2000.

(3) Mr. Kile joined Prize in June 1999.

(4) Mr. Massengill joined Prize in July 1999.

     None of the named executive officers in the summary compensation table above received compensation from us for the entire 1999 fiscal year. The current annual salaries of Messrs. Smith, Kile and Massengill in connection with their services are $140,000, $225,000 and $165,000, respectively. The compensation committee of our board of directors is responsible for determining the salaries and adjustments to the salaries of these officers. None of our executive officers have employment agreements with us.

  Option Grants in Last Fiscal Year

     The following table sets forth information with respect to options granted during 1999 to each of the executive officers named in the summary compensation table above. We have never granted any stock appreciation rights.

                                                                                     POTENTIAL REALIZABLE
                                              % OF TOTAL                               VALUE AT ASSUMED
                                 NUMBER OF     OPTIONS                              ANNUAL RATES OF STOCK
                                   SHARES     GRANTED TO                              PRICE APPRECIATION
                                 UNDERLYING   EMPLOYEES    EXERCISE                    FOR OPTION TERM
                                  OPTIONS     IN FISCAL      PRICE     EXPIRATION   ----------------------
NAME                             GRANTED(1)      YEAR      PER SHARE      DATE        5%($)       10%($)
----                             ----------   ----------   ---------   ----------   ---------    ---------
Philip B. Smith................   946,520        44.2        $7.84     6-29-2004    2,053,948    4,533,831
Lon C. Kile....................   535,702        25.0         7.84     6-29-2004    1,162,473    2,566,013
D. Richard Massengill..........   267,852        12.5         7.84     6-29-2004      581,239    1,283,011

---------------

(1) Represents shares of our common stock underlying options after giving effect to the Vista merger effected on February 8, 2000.

  Fiscal Year End Option Values

     The following table sets forth information with respect to the unexercised options held by the executive officers named in the summary compensation table above as of December 31, 1999. No options were exercised during 1999.

                                          NUMBER OF SHARES                VALUE OF UNEXERCISED
                                       UNDERLYING UNEXERCISED                 IN-THE-MONEY
                                   OPTIONS AT DECEMBER 31, 1999(1)   OPTIONS AT DECEMBER 31, 1999(2)
                                   -------------------------------   -------------------------------
NAME                               EXERCISABLE       UNEXERCISABLE   EXERCISABLE      UNEXERCISABLE
----                               -----------       -------------   ------------     --------------
Philip B. Smith..................    946,520              -0-         $5,830,563           -0-
Lon C. Kile......................    535,702              -0-          3,299,924           -0-
D. Richard Massengill............    267,852              -0-          1,649,968           -0-

---------------

(1) Represents shares of our common stock underlying options after giving effect to the Vista merger effected on February 8, 2000.

(2) Represents the difference between the year-end closing price of the common stock of Vista (now Prize) on the American Stock Exchange of $14.00 per share and the exercise price per share, multiplied by the number of shares subject to options.

STOCK OPTION PLANS

     We have in place a 1998 Key Employee Stock Option Plan, or the 1998 Option Plan. A total of 500,000 shares of common stock has been reserved for issuance under the 1998 Option Plan. The 1998 Option Plan provides for the granting of incentive stock options and nonqualified stock options to officers, directors or employees of Prize and its subsidiaries. The 1998 Option Plan also permits the granting of nonqualified stock options to consultants of Prize and its subsidiaries. As of the date of this prospectus, nonqualified options to purchase 70,000 shares of common stock have been granted under the 1998 Option Plan.

     The 1998 Option Plan is administered by our board of directors or a committee designated by the board. The administrator of the 1998 Option Plan determines which eligible individuals are to receive option grants and the terms of the options granted, including the type of option, the number of shares subject to the option, exercise price and exercisability. In addition, the administrator has the discretion to accelerate vesting or exercisability of an option, determine whether performance conditions, if any, have been satisfied and otherwise modify or amend any option under the 1998 Option Plan, including the ability to "reprice" options. No stock options for more than 250,000 shares of common stock may be granted to any one employee in a calendar year. The exercise price of each incentive stock option granted under the 1998 Option Plan may not be less than the fair market value of the common stock on the date of grant. The exercise price is payable in cash; however, the administrator may allow option holders to use shares of common stock previously owned or issuable upon exercise of the option to pay the exercise price.

     Our board of directors has the authority to amend or terminate the 1998 Option Plan, except that the board may not increase the aggregate number of shares of common stock which may be issued under options granted pursuant to the 1998 Option Plan without the approval of our stockholders.

     We have outstanding options to purchase 2,136,300 shares of our common stock that were granted to employees under a former stock option plan. All of these options are currently exercisable and expire five years from the date of grant at an exercise price of $7.84 per share. All of the shares reserved for issuance upon exercise of options granted under this plan are subject to outstanding awards, and, accordingly, this plan has been terminated for future awards.

                              CERTAIN TRANSACTIONS

     Advisory Services and Indemnification Agreement. We have entered into an advisory services and indemnification agreement, dated as of January 25, 1999, as amended, with Natural Gas Partners V, which owns approximately 55% of our common stock. Kenneth A. Hersh and David R. Albin, representatives of Natural Gas Partners V, also serve as directors of Prize. Under the terms of the agreement, we currently pay Natural Gas Partners V $150,000 per year and reimburse Natural Gas Partners V for expenses in consideration for consulting and financial advisory services provided by Natural Gas Partners V and its representatives.

     Prior to our merger with Vista, Vista had a similar advisory services agreement with Natural Gas Partners II and Natural Gas Partners III, both of which own more than 5% of our common stock, except that the annual fee was $75,000. Kenneth A. Hersh and David R. Albin are also representatives of Natural Gas Partners II and Natural Gas Partners III. This agreement was terminated upon completion of the Vista merger.

     Indebtedness of Officer. In June 1999, we issued 41,916 shares of common stock to Lon C. Kile in exchange for a note receivable in the amount of $250,000. The note did not bear interest and was paid in full during the last half of 1999.

     Vista Merger. We completed the Vista merger on February 8, 2000, pursuant to the terms of an agreement and plan of merger dated October 8, 1999. In the merger, a wholly-owned subsidiary of Vista was merged with and into the former Prize, or "Old Prize," with Old Prize surviving the merger as a wholly-owned subsidiary. In connection with the merger, Vista effected a change of its corporate name to Prize Energy Corp. Pursuant to the merger, each issued and outstanding share of common stock and convertible preferred stock of Old Prize was converted into 1,665.187 shares of our common stock and preferred stock, respectively. After the merger, the former stockholders of Old Prize collectively owned approximately 84% of our outstanding common stock, assuming conversion of the shares of convertible preferred stock. The Vista merger also accelerated the vesting of outstanding options to purchase shares of our common stock under a former stock option plan. For accounting purposes the merger was treated as an acquisition of Vista by Old Prize.

     At the time of the merger, each of David R. Albin and Kenneth A. Hersh was a director of Old Prize and also a director of Vista. In addition, Messrs. Albin and Hersh are principal managers of, and own interests in, Natural Gas Partners II, and Natural Gas Partners III, which together owned approximately 52% of Vista's outstanding common stock prior to the merger. Messrs. Albin and Hersh are also principal managers of and own interests in Natural Gas Partners V, which owned approximately 60% of Old Prize's outstanding shares of capital stock (common stock and convertible preferred stock, combined) prior to the merger. The terms of and consideration paid in connection with the Vista merger were determined through arms-length negotiations between the executive management of Old Prize and a special committee of the board of directors of Vista.

     As part of the Vista merger, we committed to indemnify the Vista officers and directors and have purchased officers' and directors' insurance for the former officers and directors of Vista at a total cost of $20,000.

     Voting and Shareholders Agreement. In connection with the Vista merger, we entered into a voting and shareholders agreement with Pioneer USA, Natural Gas Partners II, Natural Gas Partners III, Natural Gas Partners V and some management stockholders. On March 31, 2000, Pioneer USA relinquished all of its rights under the agreement. A summary of the current terms of this agreement is included in this prospectus under "Description of Capital Stock -- Voting and Shareholders Agreement."

     Termination and Consulting Agreements. In connection with the Vista merger, we entered into termination and consulting agreements with each of C. Randall Hill, Steven D. Gray and R. Cory Richards, former executive officers of Vista. Under these agreements, each executive officer received a cash severance payment in the amount of $333,333 following completion of the merger. Each executive officer also agreed, at our request, to provide consulting services to us at a monthly compensation equal to his current monthly compensation at the time he entered into the agreement. The monthly compensation of each of Messrs. Hill and Gray at that time was $13,750. Mr. Richards' monthly compensation at that time was $11,459. Under these agreements, the consulting services terminated on February 28, 2000.

     Amendment to Confidentiality and Non-Compete Agreements. In connection with the Vista merger, we amended confidentiality and non-compete agreements with each of C. Randall Hill and Steven D. Gray, former executive officers and directors of Vista, to terminate the non-competition provisions of those agreements, effective upon completion of the merger.

     Acquisition of Pioneer Oil and Gas Properties. On June 29, 1999, we acquired oil and gas properties from Pioneer USA for total consideration of $245.0 million, comprised of $215.0 million of cash and shares of our 6% Series A convertible preferred stock having a liquidation preference and fair value of $30.0 million. Philip B. Smith, a director and officer of Prize, and Kenneth A. Hersh, a director of Prize, were members of the board of directors of Pioneer Natural Resources Company, the parent of Pioneer USA. Messrs. Smith and Hersh resigned from their positions with Pioneer Natural Resources Company prior to the completion of the acquisition. Additionally, Lon C. Kile resigned his position as an officer of Pioneer Natural Resources Company to become an officer and director of Prize. In connection with the acquisition, we entered into a registration rights agreement with Pioneer USA and others and a joint participation agreement with Pioneer USA. These agreements are described below.

     Registration Rights Agreement. Upon completion of the Vista merger, we entered into a registration rights agreement with Natural Gas Partners II, Natural Gas Partners III, Natural Gas Partners V, Pioneer USA, various holders of shares of our common stock and various holders of our outstanding warrants to purchase common stock. The registration rights agreement entitles the parties to demand, piggyback and shelf registration rights with respect to their shares of common stock and provides for the payment of the expenses of registration by us. In addition, the registration rights agreement grants Pioneer USA the right to include registrable securities in the first underwritten offering of our common stock commenced after the Vista merger, subject to limitations. Natural Gas Partners II, Natural Gas Partners III and Pioneer USA are selling stockholders in this offering. See "Principal and Selling Stockholders."

     Joint Participation Agreement. Prior to its termination on March 31, 2000, Prize and Pioneer USA were parties to a joint participation agreement that was entered into on June 29, 1999. Under the joint participation agreement, we were obligated to notify Pioneer USA of certain opportunities to acquire oil and gas interests or securities of a company that was engaged in the acquisition, exploitation, exploration and development of oil and gas. In addition, we were obligated to notify Pioneer USA of any decision by our board of directors to sell to any unaffiliated third party direct property interests in an exploration project or equity ownership interests in an entity owned or controlled by us that owns such an exploration project, in either case, for the purpose of financing such exploration project. Pursuant to the terms of the joint participation agreement, Pioneer USA had the right to participate, up to 50%, in any acquisition opportunity or exploration project described above.

     Conversion of Convertible Preferred Stock and Repurchase of Common
Stock. On March 31, 2000, Pioneer USA converted all of the 3,984,197 shares of our Series A convertible preferred stock owned by it into 3,984,197 shares of common stock. Immediately after the conversion, we purchased 1,346,482 of the newly-issued shares of common stock from Pioneer USA for cash consideration of approximately $18.2 million. Immediately prior to the conversion of the preferred stock on March 31, 2000, we paid Pioneer USA $458,514 as a dividend on the preferred stock. In conjunction with these transactions, Pioneer USA relinquished all of its rights under the voting and shareholders agreement, including its right to designate two members of our Board of Directors. Accordingly, Scott D. Sheffield and Mark L. Withrow, Pioneer USA's previous designees on our Board of Directors, resigned as directors effective as of March 31, 2000. In addition, we and Pioneer USA agreed to terminate the joint participation agreement discussed above as of March 31, 2000.

     Additional Investment. In conjunction with the acquisition of oil and gas properties from Pioneer USA, in June 1999 we sold 3,996,448 additional shares of our common stock to Natural Gas Partners V for aggregate consideration of $24.0 million, and we sold 166,519 shares of our common stock to Philip B. Smith, an officer and director of Prize, for aggregate consideration of $1.0 million.

     Fees and Reimbursements. In connection with our formation and organization in January 1999, and the additional investment in us by Natural Gas Partners V in June 1999, we paid fees of $560,000, in the aggregate, to Natural Gas Partners V. In addition, we reimbursed Natural Gas Partners V for its out-of-pocket expenses incurred in connection with these transactions. Natural Gas Partners V owns more than 55% of our common stock, and its representatives, Kenneth A. Hersh and David R. Albin, serve as directors of Prize.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth the beneficial ownership of our common stock as of August 14, 2000, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus by:

     - each person or entity known by us to beneficially own more than 5% of our outstanding shares of common stock;

     - each of our directors and each of our executive officers named in "Management -- Executive Compensation"; and

     - all of our directors and executive officers as a group.

     Except as otherwise indicated below, we believe that each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by that individual or entity. The number of shares of common stock outstanding used in calculating the percentage for each person listed includes the shares of common stock which could be acquired by that person upon the exercise of an option or warrant within 60 days of August 14, 2000, but excludes such shares of common stock which could be so acquired by any other person. Percentage of beneficial ownership is based on 13,313,829 shares of common stock outstanding as of August 14, 2000.

     The following table also sets forth the shares of common stock being offered by the selling stockholders, all of whom are more than 5% beneficial owners, directors or executive officers.

                                              SHARES OF COMMON STOCK                             SHARES OF COMMON
                                                BENEFICIALLY OWNED           SHARES OF          STOCK BENEFICIALLY
                                                 PRIOR TO OFFERING            COMMON           OWNED AFTER OFFERING
                                            ---------------------------        STOCK        ---------------------------
BENEFICIAL OWNER                              NUMBER         PERCENTAGE       OFFERED         NUMBER         PERCENTAGE
----------------                            ----------       ----------      ---------      ----------       ----------
Five Percent Stockholders
Natural Gas Partners II, L.P.
  125 E. John Carpenter Freeway, Suite 600
  Irving, TX 75062........................     879,818(1)       6.43%         422,516(2)       457,302(1)       3.34%
Natural Gas Partners III, L.P.
  125 E. John Carpenter Freeway, Suite 600
  Irving, TX 75062........................   1,202,509(3)       8.70%         577,484(4)       625,025(3)       4.52%
Natural Gas Partners V, L.P.
  125 E. John Carpenter Freeway, Suite 600
  Irving, TX 75062........................   7,326,821         55.03%              --        7,326,821         55.03%
Pioneer Natural Resources USA, Inc.
  1400 Williams Square West 5205 N.
  O'Connor Blvd.
  Irving, TX 75039........................   2,613,215         19.63%        2,000,000(5)      613,215          4.61%
Directors and Named Executive Officers
Philip B. Smith...........................   1,471,045(6)(7)   10.32%             (8)        1,471,045(6)(7)   10.32%
Lon C. Kile...............................     578,618(9)       4.18%             (8)          578,618(9)       4.18%
D. Richard Massengill.....................     267,852(10)      1.97%             (8)          267,852(10)      1.97%
Kenneth A. Hersh..........................   9,429,448(11)     66.47%        1,000,000(12)   8,429,448(11)     59.42%
David R. Albin............................   9,409,148(11)     66.33%        1,000,000(12)   8,409,148(11)     59.28%
Theresa L. Killgore.......................           0            --               --                0            --
All executive officers and directors as a
  group (6 persons).......................  11,746,963(7)(13)   73.72%       1,000,000(8)   10,746,963(7)(13)   67.44%

---------------

 (1) Includes 368,109 shares issuable upon exercise of stock warrants currently exercisable at an exercise price of $28.00 per share.

 (2) Natural Gas Partners II, L.P. has granted the underwriters a 30-day option to purchase up to 25,351 shares to cover over-allotments, if any. If the underwriters' over-allotment option is exercised in full, the number of shares beneficially owned after this offering will be reduced by 25,351 shares and the percentage of shares beneficially owned after this offering will be 3.10%.

 (3) Includes 503,120 shares issuable upon exercise of stock warrants currently exercisable at an exercise price of $28.00 per share.

 (4) Natural Gas Partners III, L.P. has granted the underwriters a 30-day option to purchase up to 34,649 shares to cover over-allotments, if any. If the underwriters' over-allotment option is exercised in full, the number of shares beneficially owned after this offering will be reduced by 34,649 shares and the percentage of shares beneficially owned after this offering will be 4.19%.

 (5) Pioneer Natural Resources USA, Inc. has granted the underwriter a 30-day option to purchase up to 120,000 shares to cover over-allotments, if any. If the underwriters' over-allotment option is exercised in full, the number of shares beneficially owned after this offering will be reduced by 120,000 shares and the percentage of shares beneficially owned after this offering will be 3.63%.

 (6) Includes 946,520 shares issuable upon exercise of stock options currently exercisable at an exercise price of $7.84 per share.

 (7) Includes (a) 84,134 shares held by the Scott C. Smith Irrevocable Trust, of which Mr. Smith is the trustee, and (b) 84,134 shares held by the Laura E. Smith Irrevocable Trust, of which Mr. Smith is the trustee.

 (8) Messrs. Smith, Kile and Massengill have each granted the underwriters a 30-day option to purchase up to 120,000, 100,000 and 50,000 shares, respectively, or up to an aggregate of 270,000 shares, to cover over-allotments, if any, which may be exercised on a pro rata basis with the options granted by the selling stockholders. If the underwriters' over-allotment option is exercised in full, the number of shares beneficially owned after this offering by Messrs. Smith, Kile and Massengill will be reduced by 120,000, 100,000 and 50,000 shares and the percentage of shares beneficially owned after this offering by Messrs. Smith, Kile and Massengill will be 9.38%, 3.41% and 1.58%, respectively, and the number of shares beneficially owned after this offering by all executive officers and directors as a group will be reduced by 330,000 shares and the percentage of shares beneficially owned after this offering by all executive officers and directors as a group will be 65.37%. We have assumed that any shares sold by Messrs. Smith, Kile and Massengill will be acquired by them by exercising stock options.

 (9) Includes 535,702 shares issuable upon exercise of stock options currently exercisable at an exercise price of $7.84 per share.

(10) Represents shares issuable upon exercise of stock options currently exercisable at an exercise price of $7.84 per share.

(11) Includes, as to Mr. Hersh, and represents, as to Mr. Albin, shares beneficially owned by Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and Natural Gas Partners V, L.P. Messrs. Hersh and Albin constitute two of the four managing members of each entity that serves as the ultimate general partner of Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P., and constitute two of the three managing members of the entity that serves as the ultimate general partner of Natural Gas Partners V, L.P. They also own interests in these Natural Gas Partners partnerships. Accordingly, they may be deemed to beneficially own, or otherwise control, the voting of all or some portion of the shares of common stock owned by Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and Natural Gas Partners V, L.P. Messrs. Hersh and Albin disclaim beneficial ownership of such shares.

(12) Messrs. Hersh and Albin are not selling stockholders in this offering. These shares represent shares beneficially owned by Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P., selling stockholders in this offering.

(13) Includes 1,750,074 shares issuable upon exercise of stock options currently exercisable at an exercise price of $7.84 per share. Also includes shares beneficially owned by Natural Gas Partners II, L.P., Natural Gas Partners III, L.P. and Natural Gas Partners V, L.P. Messrs. Hersh and Albin disclaim beneficial ownership of shares owned by the Natural Gas Partners partnerships.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of (a) 50,000,000 shares of common stock, having a par value of $.01 per share, and (b) 10,000,000 shares of preferred stock, having a par value of $.01 per share. As of August 14, 2000, 13,313,829 shares of common stock and no shares of preferred stock were outstanding. Upon completion of this offering, we will have outstanding 13,313,829 shares of common stock, or 13,583,829 shares if the underwriters' over-allotment option is exercised in full.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, holders of common stock are entitled to receive ratably dividends as they may be declared by our board of directors out of funds legally available for the payment of dividends. Our revolving credit agreement prohibits the payment of cash dividends on our common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding series of preferred stock.

     Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are, and the shares of common stock we sell in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority, without further action by our stockholders, to issue shares of undesignated preferred stock from time to time in one or more series and to fix the related number of shares and the designations, voting powers, preferences, optional and other special rights, and restrictions or qualifications of that preferred stock. The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of preferred stock could:

     - decrease the amount of earnings and assets available for distribution to holders of common stock;

     - adversely affect the rights and powers, including voting rights, of holders of common stock; and

     - have the effect of delaying, deferring or preventing a change in control.

WARRANTS

     Public Warrants. At August 14, 2000, there were 2,252,670 warrants outstanding that are publicly traded on the American Stock Exchange under the symbol "PRZ.WS." These warrants are currently exercisable for an aggregate of 321,810 shares of common stock (seven warrants per share) at an aggregate exercise price of $28.00 per share. These warrants will expire on November 1, 2002.

     Private Warrants. In addition, at August 14, 2000, there were 9,558,403 warrants outstanding that are currently exercisable to purchase an aggregate of 1,365,486 shares of common stock (seven warrants per share) at an aggregate exercise price of $28.00 per share that are not publicly traded. These warrants will expire on November 1, 2002. At August 14, 2000, there were also outstanding 165,000 warrants that are currently exercisable to purchase an aggregate of 36,428 shares of common stock with exercise prices ranging from $20.13 to $21.14 per share and which have expiration dates ranging from February 24, 2001, to June 29, 2002.

VOTING AND SHAREHOLDERS AGREEMENT

     In connection with the Vista merger, we entered into a voting and shareholders agreement with Pioneer USA, Natural Gas Partners II, Natural Gas Partners III, Natural Gas Partners V and some management stockholders. On March 31, 2000, Pioneer USA relinquished all of its rights under the agreement. See "Certain Transactions."

     Under the terms of the agreement and as a result of Pioneer USA's relinquishment of its rights under this agreement, the remaining parties to the agreement have the following rights to nominate and elect directors to the
Board:

     - Stockholders who are members of Prize management may designate one member; and

     - Natural Gas Partners V may designate up to four members.

     The provisions of the voting and shareholders agreement described above regarding the election of directors terminate as to:

     - any single management member on the first to occur of the termination of that person's employment by Prize, the death of that person and the date on which that person transfers his securities in violation of the transfer restrictions provided for in the agreement; and

     - all parties to the agreement on June 29, 2009.

REGISTRATION RIGHTS

     We have entered into a registration rights agreement with certain holders of shares of our common stock, Natural Gas Partners II, Natural Gas Partners III, Natural Gas Partners V, Pioneer USA and various holders of our outstanding warrants to purchase common stock. The registration rights granted under the registration rights agreement entitle the parties to demand, piggyback and shelf registration rights. In addition, the registration rights agreement grants Pioneer USA the right to include registrable securities in the first underwritten offering of our common stock commenced after the Vista merger, subject to limitations. This offering constitutes our first underwritten offering for purposes of the registration rights agreement. The registration rights agreement also contains customary provisions regarding the payment of expenses by Prize and mutual indemnification agreements between Prize and the security holders who are parties to the registration rights agreement for securities law violations.

     In addition, holders of outstanding warrants to purchase 142,196 shares of our common stock are parties to a registration rights agreement with respect to the resale of such shares upon exercise of the warrants. Holders of more than 50% of the shares of common stock issuable upon exercise of the warrants may require us to effect the registration of the shares of common stock on no more than two occasions, subject to certain limitations. The holders of these warrants are also entitled to piggyback registration rights whenever we propose to register any of our capital stock under the Securities Act of 1933, subject to certain exceptions. The registration rights agreement contains customary provisions regarding the payment of expenses by Prize and mutual indemnification agreements between Prize and the warrant holders for securities law violations.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND CHARTER AND BYLAW PROVISIONS

     Delaware law and our bylaws contain provisions that might be characterized as anti-takeover provisions. These provisions may make it more difficult to acquire control of Prize or remove our management.

     Delaware Business Combination Statute. We are subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or owned within the prior three years 15% or more of the corporation's voting stock. This provision may delay, defer or prevent a change in control of Prize without the stockholders taking further action.

     Special Authorization by Board of Directors. Our bylaws provide that an affirmative vote of 70% of all directors then serving on our board of directors is required for certain actions, including any action to approve, agree or consent to any agreement or transaction resulting in a merger, consolidation, liquidation, dissolution or disposition of properties having a value of $100 million or more. The provisions in our bylaws relating to these special authorization requirements may be amended only by the affirmative vote of at least 70% of all directors then serving on our board of directors or by the unanimous written consent of all the directors.

     Removal of Directors and Filling Vacancies. Our certificate of incorporation provides that our directors may be removed only for cause by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote. In addition, under the certificate of incorporation any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may be filled only by vote of a majority of the remaining directors then in office. The likely effect of the limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of the board of directors.

     Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures for any proposals for nominations of candidates for the election to the board of directors, other than nominations made by or at the direction of the board of directors, or for any matters to be acted upon by stockholders at an annual meeting of stockholders. Our bylaws further provide that special meetings of the stockholders may be called only by the chairman of the board of directors, the president or secretary of Prize or the holders of a majority of the outstanding shares of capital stock entitled to vote. The forgoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock and public warrants is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market, or the perception that these substantial sales could occur, could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

     After this offering, we will have outstanding an aggregate of 13,313,829 shares of common stock, or 13,583,829 shares if the underwriters exercise their over-allotment option in full. Approximately 4,574,096 shares, or 4,844,096 shares if the underwriters' over-allotment option is exercised in full, will be freely tradeable without substantial restriction or the requirement of future registration under the Securities Act. Approximately 8,739,733 of the outstanding shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act, are held by affiliates of Prize or are subject to other restrictions on transfer, and in each case generally may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144.

     As of August 14, 2000, there were outstanding stock options to purchase 2,206,300 shares of common stock and warrants to purchase 1,723,724 shares of common stock. Options to purchase 2,136,300 shares and all of the warrants are currently exercisable. Our shares of common stock issuable upon exercise of the outstanding stock options have been registered under the Securities Act, thus permitting the resale of such shares by nonaffiliates in the public market without restriction. In addition, we are required to register under the Securities Act 321,810 shares of our common stock underlying warrants that are publicly traded on the American Stock Exchange. The Company is also required, upon request, to register under the Securities Act the resale of 1,365,486 shares of our common stock underlying warrants that are not publicly traded.

     Lock-up agreements. All of our officers and directors, the selling stockholders and certain other stockholders, who together in the aggregate hold 8,738,875 shares of our common stock and options and warrants to purchase up to 2,621,303 shares of our common stock, have entered into lock-up agreements with the underwriters under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for shares of our common stock owned by them, for a period of 90 days (30 days for Pioneer USA) after the date of this prospectus.

     Lehman Brothers Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up restrictions; however, Lehman Brothers Inc. currently has no plans to release any portion of the securities subject to these lock-up agreements. Additionally, the lock-up agreements do not place restrictions on the resale of shares purchased in the public market.

     Rule 144. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year may sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding; or

     - the average weekly trading volume in the common stock during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

     In addition, a person who has not been an affiliate of Prize at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell the shares under Rule 144(k) without having to comply with the manner of sale, volume limitation, notice filing and public information provisions of Rule 144. Affiliates of Prize are subject to the volume limitations and other conditions described above regardless of the length of time those shares have been held and whether the shares are restricted.

     Registration rights. After this offering, the holders of up to 8,779,357 shares of common stock and the holders of outstanding warrants to purchase 1,687,296 shares of common stock are entitled to certain rights with respect to the registration of these shares under the Securities Act. The registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restrictions under the Securities Act. Any substantial sales of shares by these stockholders could have an adverse effect on the trading price of our common stock.

         UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "non-U.S. holder." For purposes of this discussion, a "non-U.S. holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust. This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a reduced rate under an income tax treaty, we will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of that country unless we have knowledge that the presumption is not warranted. In order to obtain a reduced rate of withholding for dividends paid after December 31, 2000, a non-U.S. holder will be required to provide us with an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. In addition, in certain cases where dividends are paid to a non-U.S. holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide us with the required certification.

     The withholding tax does not apply to dividends paid to a non-U.S. holder that provides an Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

     - the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States, or where a treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder;

     - in the case of certain non-U.S. holders who are non-resident alien individuals and hold the common stock as a capital asset, the individuals are present in the United States for 183 or more days in the taxable year of the disposition and meet other requirements;

     - the non-U.S. holder is subject to tax under the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

     - we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and, assuming the common stock continues to be "regularly traded on an established securities market" for U.S. federal income tax purposes, the non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition or such shorter period the shares were held, more than five percent of the outstanding common stock.

     We currently believe that we are a "United States real property holding corporation" for U.S. federal income tax purposes.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     We must report to the Internal Revenue Service the amount of dividends paid to each non-U.S. holder, the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the non-U.S. holder. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence. Dividends paid on or before December 31, 2000 at an address outside the United States are not subject to backup withholding, unless the payor has knowledge that the payee is a U.S. person. However, a non-U.S. holder may need to certify its non-U.S. status in order to avoid backup withholding at a 31% rate on dividends paid after December 31, 2000 or dividends paid on or before that date at an address inside the United States.

     U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, a non-U.S. holder may need to certify its non-U.S. status in order to avoid information reporting and backup withholding at a 31% rate on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. In addition, U.S. information reporting requirements may apply to the proceeds of a disposition effected by or through a non-U.S. office of a U.S. broker, or by a non-U.S. broker with specified connections to the United States.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

FEDERAL ESTATE TAX

     An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each underwriter named below, for whom Lehman Brothers Inc., CIBC World Markets Corp. and Petrie Parkman & Co., Inc. are acting as representatives, has severally agreed to purchase from the selling stockholders identified in the table under "Principal and Selling Stockholders" the respective number of shares set forth opposite its name.

                                                               NUMBER OF
NAME                                                             SHARES
----                                                           ----------
Lehman Brothers Inc. .......................................    1,350,000
CIBC World Markets Corp. ...................................      810,000
Petrie Parkman & Co., Inc. .................................      540,000
Banc of America Securities LLC..............................       50,000
Dain Rauscher Incorporated..................................       50,000
Legg Mason Wood Walker, Inc. ...............................       50,000
Morgan Keegan & Company, Inc. ..............................       50,000
Robertson Stephens, Inc. ...................................       50,000
The Robinson-Humphrey Company, LLC..........................       50,000
                                                               ----------
          Total.............................................    3,000,000
                                                               ----------

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus depend on the satisfaction of the conditions set forth in the underwriting agreement and that if any of the shares are purchased by the underwriters pursuant to the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase pursuant to the underwriting agreement must be purchased, other than those shares covered by the over-allotment option described below.

     The underwriters propose to offer the shares of common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to certain dealers, who may include the underwriters, at the same price less a selling concession not in excess of $0.60 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share. After the offering, the underwriters may change the public offering price and other selling terms.

     The selling stockholders and several other stockholders of Prize (the "over-allotment stockholders") have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an additional 180,000 and 270,000 shares of common stock, respectively, at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

     The following table provides the per share and other total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders and the over-allotment stockholders and us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to purchase the shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................  $    1.068     $    1.068
Total paid by selling stockholders..........................  $3,204,000     $3,396,240
Total paid by over-allotment stockholders...................  $       --     $  288,360

     We, the selling stockholders and the over-allotment stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We estimate that the total expenses payable by us in connection with the offering will be approximately $510,000.

     We, the selling stockholders, and our directors, executive officers and certain stockholders have agreed not to, directly or indirectly, sell, offer or otherwise dispose of any shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, for a period of 90 days (30 days for Pioneer USA) after the date of this prospectus without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to:

     - the sale of common stock to the underwriters;

     - shares of common stock issued by us under employee benefit plans or upon the exercise of options issued under employee benefit plans; or

     - shares of common stock or other securities issued upon the exercise of currently outstanding options, warrants or rights.

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the American Stock Exchange, on the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus or prospectus supplement in the relevant province of Canada in which the sale is made.

     Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

     Some of the underwriters or their affiliates have from time to time provided investment banking, financial advisory, trustee and lending services to us and our affiliates in the ordinary course of business for which they have received customary fees, and they may continue to do so.

                                 LEGAL MATTERS

     The validity of the shares of common stock to be sold in this offering will be passed upon for Prize by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma. Certain legal matters related to this offering will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999, for the period from inception (January 15, 1999) to December 31, 1999, and the statements of revenues and direct operating expenses for the producing properties acquired by Prize from Pioneer Natural Resources USA, Inc. for the years ended December 31, 1998 and 1997, as set forth in their reports. We have included these financial statements in this prospectus in reliance on Ernst & Young LLP's reports given on their authority as experts in accounting and auditing.

     The consolidated balance sheets of Vista Energy Resources, Inc. as of December 31, 1999 and 1998, and the consolidated statements of operations, stockholders' equity and cash flows for the three years in the period ended December 31, 1999, and the statements of revenues and direct operating expenses of the acquisition of IP Petroleum Company, Inc. included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are included in this prospectus in reliance on their reports given upon their authority as experts in accounting and auditing in giving such reports.

     The consolidated balance sheets of Midland Resources, Inc. as of December 31, 1997 and 1996, and the consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended, have been included in this prospectus in reliance on the report of Grant Thornton LLP, independent public accountants, given upon the authority of that firm as experts in accounting and auditing.

     The estimates of our historical proved oil and natural gas reserves prepared by us as of December 31, 1999, 80% of the PV-10 value of which has been audited by Netherland, Sewell & Associates, Inc.

     The estimated reserve evaluations and related calculations of Williamson Petroleum Consultants for Vista Energy Resources, Inc. at December 31, 1999, included in this prospectus and used in compiling Prize's pro forma estimated proved reserves at December 31, 1999, have been included in reliance on the firm's authority as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public from the SEC's web site at http://www.sec.gov. Our reports, proxy statements and other information filed with the SEC can also be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     We have filed with the SEC a registration statement on Form S-1, including all amendments and exhibits to the registration statement, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus constitutes a part of that registration statement. As allowed by the rules and regulations of the SEC, this prospectus does not contain all the information you can find in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock offered in this offering, you should refer to the registration statement, including its exhibits. Furthermore, the statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement.

                           OIL AND GAS INDUSTRY TERMS

     The following list contains abbreviations and definitions of terms commonly used in the oil and gas industry and this prospectus. Unless otherwise indicated in this prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.

     "Bbl" means one stock tank barrel, or 42 U.S. gallons of oil.

     "Bcf" means billion cubic feet of natural gas.

     "BOE" means barrels of oil equivalent. BOEs are determined using the ratio of six Mcf of natural gas to one Bbl of oil.

     "Developed acreage" means the number of acres which are allocated or assignable to producing wells or wells capable of production.

     "Development well" means a well drilled within or in close proximity to an area of known production targeting existing reservoirs.

     "Exploitation" means the continuing development of a known producing formation in a previously discovered field. To make complete or maximize the ultimate recovery of oil or natural gas from the field by work including development wells, secondary recovery equipment, or other suitable processes and technology.

     "Exploration" means the search for natural accumulations of oil and natural gas by any geological, geophysical or other suitable means.

     "Exploratory well" means a well drilled either in search of an as yet undiscovered pool of oil or natural gas, or with the intent to greatly extend the limits of a pool already partly developed.

     "Finding and development costs" means capital costs incurred in the acquisition, exploration, development and revisions of proved oil and natural gas reserves divided by proved reserve additions.

     "Gross acres or gross wells" means the total acres or wells, as the case may be, in which we have a working interest.

     "Infill drilling" means the drilling of an additional well or wells provided for by an existing spacing order to more adequately drain a reservoir.

     "MBbl" means one thousand barrels of oil or other liquid hydrocarbons.

     "MBOE" means thousand barrels of oil equivalent.

     "Mcf" means one thousand cubic feet of natural gas.

     "Mineral interest" means the property interest that includes the right to enter to explore for, drill for, produce, store and remove oil and natural gas from the subject lands, or to lease to another for those purposes.

     "MMBbl" means one million barrels of oil.

     "MMBOE" means one million barrels of oil equivalent.

     "MMBtu" means one million British Thermal Units. A British Thermal Unit means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     "MMcf" means one million cubic feet of natural gas.

     "Net acres or net wells" means gross acres or wells, as the case may be, multiplied by the percentage working interest owned by us.

     "Oil and gas lease" means an instrument which grants to another (the lessee) the exclusive right to enter to explore for, drill for, produce, store and remove oil and natural gas on the mineral interest, in consideration for which the lessor is entitled to certain rents and royalties payable under the terms of the lease.

     "Operated and non-operated working interests" means where the working interests for a property are co-owned, and where more than one party elects to participate in the development of a lease or unit, there is an operator designated "for full control of all operations . . . within the limits of the operating agreement" for the development and production of the wells on the co-owned interests. The working interests of the operating party become the "operated working interests" and those co-owners not designated as operator hold the "non-operated working interests."

     "Proved developed reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     "Proved reserves" means those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions. Proved reserves are limited to those quantities of oil, gas and natural gas liquids that can be expected to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods.

     "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves do not include proved reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     "PV-10" or "PV-10 value" means the present value of estimated future revenues to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs as of the effective date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "Recompletion" means the completion for production of an existing well bore in another formation from that in which the well has been previously completed.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Pro Forma Consolidated Condensed Financial
  Statements of Prize Energy Corp.:
  Unaudited Pro Forma Consolidated Condensed Statement of
     Operations for the year ended December 31, 1999........   F-3
  Unaudited Pro Forma Consolidated Condensed Statement of
     Operations for the six months ended June 30, 2000......   F-4
  Unaudited Pro Forma Consolidated Condensed Statement of
     Operations for the six months ended June 30, 1999......   F-5
  Notes to Unaudited Pro Forma Consolidated Condensed
     Financial Statements...................................   F-6
Prize Energy Corp. and Subsidiaries (Historical):
  Report of Independent Auditors............................  F-10
  Consolidated Balance Sheets as of June 30, 2000
     (unaudited) and December 31, 1999......................  F-11
  Consolidated Statements of Operations for the six months
     ended June 30, 2000 (unaudited), the period January 15,
     1999 (Inception) through June 30, 1999 (unaudited) and
     the period beginning January 15, 1999 (Inception)
     through December 31, 1999..............................  F-12
  Consolidated Statements of Stockholders' Equity for the
     six months ended June 30, 2000 (unaudited) and the
     period beginning January 15, 1999 (Inception) through
     December 31, 1999......................................  F-13
  Consolidated Statements of Cash Flows for the six months
     ended June 30, 2000 (unaudited), the period January 15,
     1999 (Inception) through June 30 ,1999 (unaudited) and
     the period beginning January 15, 1999 (Inception)
     through December 31, 1999..............................  F-14
  Notes to the Consolidated Financial Statements............  F-15
Producing Properties Acquired by Prize Energy Corp. from
  Pioneer Natural Resources USA, Inc.:
  Report of Independent Auditors............................  F-28
  Statements of Revenues and Direct Operating Expenses for
     the six months ended June 30, 1999 (unaudited) and the
     years ended December 31, 1998 and 1997.................  F-29
  Notes to Statements of Revenues and Direct Operating
     Expenses...............................................  F-30
Old Prize (Pro Forma):
  Unaudited Pro Forma Consolidated Condensed Statement of
     Operations for the year ended December 31, 1999........  F-34
  Unaudited Pro Forma Consolidated Condensed Statement of
     Operations for the six months ended June 30, 1999......  F-35
  Notes to Unaudited Pro Forma Consolidated Condensed
     Financial Statements...................................  F-36
Vista Energy Resources, Inc. and Subsidiaries (Historical):
  Report of Independent Public Accountants..................  F-37
  Consolidated Balance Sheets as of December 31, 1999 and
     1998...................................................  F-38
  Consolidated Statements of Operations for the years ended
     December 31, 1999, 1998 and 1997.......................  F-39
  Consolidated Statements of Changes in Stockholders' Equity
     for the years ended December 31, 1999, 1998 and 1997...  F-40
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1999, 1998 and 1997.......................  F-41
  Notes to Consolidated Financial Statements................  F-42
  Report of Independent Public Accountants regarding the
     I.P. Acquisition.......................................  F-58
  Statement of Revenues and Direct Operating Expense of the
     I.P. Acquisition for the nine months ended September
     30, 1998 and the years ended December 31, 1997 and
     1996...................................................  F-59
  Notes to Statements of Revenues and Direct Operating
     Expense of the I.P. Acquisition........................  F-60
  Report of Independent Certified Public Accountants
     regarding Midland Resources, Inc. .....................  F-63
  Consolidated Balance Sheets of Midland Resources, Inc. as
     of September 30, 1998 (unaudited) and December 31, 1997
     and 1996...............................................  F-64
  Consolidated Statements of Operations of Midland
     Resources, Inc. for the nine months ended September 30,
     1998 and 1997 (unaudited) and the years ended December
     31, 1997 and 1996......................................  F-65
  Consolidated Statements of Stockholders' Equity of Midland
     Resources, Inc. for the nine months ended September 30,
     1998 (unaudited) and the years ended December 31, 1997
     and 1996...............................................  F-66
  Consolidated Statements Cash Flows of Midland Resources,
     Inc. for the nine months ended September 30, 1998 and
     1997 (unaudited) and the years ended December 31, 1997
     and 1996...............................................  F-67
  Notes to Consolidated Financial Statements of Midland
     Resources, Inc. .......................................  F-68

                               PRIZE ENERGY CORP.

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     On February 8, 2000, Prize Natural Resources, Inc., formerly known as Prize Energy Corp. (Old Prize) merged with Vista Energy Resources, Inc. (Vista) to form Prize Energy Corp. (Prize).

     The accompanying Unaudited Pro Forma Consolidated Condensed Statements of Operations have been prepared by recording pro forma adjustments to the Unaudited Pro Forma Consolidated Condensed Statements of Operations of Old Prize (included elsewhere in this prospectus), the Unaudited Consolidated Condensed Statement of Operations of Prize for the six months ended June 30, 2000, the Unaudited Consolidated Statements of Operations of Vista for the period from January 1, 2000 through February 8, 2000 and for the six months ended June 30, 1999 and the Audited Consolidated Statement of Operations of Vista for 1999. The Unaudited Pro Forma Consolidated Condensed Statements of Operations have been prepared assuming the merger of Prize and Vista occurred on January 1, 1999.

     The Unaudited Pro Forma Consolidated Condensed Statements of Operations are not necessarily indicative of the results of operations that would have occurred had the merger been effected on the assumed date. Additionally, future results may vary significantly from the results reflected in the Unaudited Pro Forma Consolidated Condensed Statements of Operations due to normal production declines, changes in prices, future transactions, and other factors. These statements should be read in conjunction with the (i) Audited Consolidated Financial Statements of Prize (Old Prize) for the period ended December 31, 1999, (ii) the Audited Consolidated Financial Statements of Vista for the year ended December 31, 1999, (iii) the Unaudited Pro Forma Condensed Financial Statements of Old Prize, and (iv) the Unaudited Consolidated Condensed Financial Statements of Prize (including Old Prize).

                               PRIZE ENERGY CORP.

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999

                                                           PRO FORMA     PRO FORMA        PRIZE
                                               VISTA       OLD PRIZE    ADJUSTMENTS     PRO FORMA
                                             ----------    ---------    -----------    -----------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
  Oil and gas sales........................  $   18,755     $82,503       $    --      $   101,258
Costs and expenses:
  Lease operating expenses.................       6,676      27,994            --           34,670
  Exploration costs........................          53          --            --               53
  Depreciation, depletion and
     amortization..........................       4,777      17,638         3,333(a)        25,748
  General and administrative...............       2,765       6,081            --(b)         8,846
                                             ----------     -------       -------      -----------
          Total costs and expenses.........      14,271      51,713         3,333           69,317
                                             ----------     -------       -------      -----------
Operating income (loss)....................       4,484      30,790        (3,333)          31,941
Other:
  Interest expense, net....................       4,132      11,054            --           15,186
  (Gain) loss on sale of assets............        (146)         --            --             (146)
  Other....................................         (62)       (180)           --             (242)
                                             ----------     -------       -------      -----------
          Total other......................       3,924      10,874            --           14,798
                                             ----------     -------       -------      -----------
Income before income taxes.................         560      19,916        (3,333)          17,143
Provision for income taxes.................         653       7,363        (1,678)(c)        6,338
                                             ----------     -------       -------      -----------
Net income (loss)..........................         (93)     12,553        (1,655)          10,805
Less preferred dividends...................          --      (1,841)           --           (1,841)
                                             ----------     -------       -------      -----------
Income available to common stockholders....  $      (93)    $10,712       $(1,655)     $     8,964
                                             ==========     =======       =======      ===========
Earnings per share:
  Basic....................................  $    (0.04)                               $       .84
  Diluted..................................  $    (0.04)                               $       .74
Weighted-average common shares
  outstanding -- basic.....................   2,332,298                                 10,629,520
Weighted-average common shares
  outstanding -- diluted...................   2,332,298                                 14,701,014

                            See accompanying notes.

                               PRIZE ENERGY CORP.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 2000

                                                                 VISTA
                                                              JANUARY 1,
                                                  PRIZE          2000
                                               SIX MONTHS       THROUGH
                                                  ENDED       FEBRUARY 8,    PRO FORMA       PRIZE
                                              JUNE 30, 2000      2000       ADJUSTMENTS    PRO FORMA
                                              -------------   -----------   -----------   -----------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
  Oil and gas sales.........................   $    66,318      $1,641         $  --      $    67,959
Costs and expenses:
  Lease operating expenses..................        22,155         934            --           23,089
  Depreciation, depletion and
     amortization...........................        12,260         644            (8)(a)       12,896
  General and administrative................         3,968         296            --(b)         4,264
                                               -----------      ------         -----      -----------
          Total costs and expenses..........        38,383       1,874            (8)          40,249
                                               -----------      ------         -----      -----------
Operating income (loss).....................        27,935        (233)            8           27,710
Other:
  Interest expense, net.....................         7,960         359            --            8,319
  Other.....................................          (251)        (10)           --             (261)
                                               -----------      ------         -----      -----------
          Total other.......................         7,709         349            --            8,058
                                               -----------      ------         -----      -----------
Income before income taxes..................        20,226        (582)            8           19,652
Provision for income taxes..................         7,484          --          (219)(c)        7,265
                                               -----------      ------         -----      -----------
Net income (loss)...........................        12,742        (582)          227           12,387
Less preferred dividends....................          (459)         --            --             (459)
                                               -----------      ------         -----      -----------
Income available to common stockholders.....   $    12,283      $ (582)        $ 227      $    11,928
                                               ===========      ======         =====      ===========
Earnings per share:
  Basic.....................................   $      1.07                                $      0.99
  Diluted...................................   $      0.89                                $      0.83
Weighted-average common shares
  outstanding -- basic......................    11,448,049                                 12,067,003
Weighted-average common shares
  outstanding -- diluted....................    14,245,822                                 14,982,661

                            See accompanying notes.

                               PRIZE ENERGY CORP.

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1999

                                                           PRO FORMA     PRO FORMA        PRIZE
                                               VISTA       OLD PRIZE    ADJUSTMENTS     PRO FORMA
                                            -----------    ---------    -----------    -----------
                                                      (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
  Oil and gas sales.......................  $     8,485     $34,525       $    --      $    43,010
Costs and expenses:
  Lease operating expenses................        2,860      11,387            --           14,247
  Exploration costs.......................           39          --            --               39
  Depreciation, depletion and
     amortization.........................        2,212       8,717         1,841(a)        12,771
  General and administrative..............          968       3,267            --(b)         4,235
                                            -----------     -------       -------      -----------
          Total costs and expenses........        6,079      23,371         1,841           31,292
                                            -----------     -------       -------      -----------
Operating income (loss)...................        2,406      11,154        (1,841)          11,718
Other:
  Interest expense, net...................        2,030       4,882            --            6,912
  (Gain) loss on sale of assets...........          (70)         --            --              (70)
  Other...................................          (12)         --            --              (12)
                                            -----------     -------       -------      -----------
          Total other.....................        1,948       4,882            --            6,830
                                            -----------     -------       -------      -----------
Income before income taxes................          458       6,272        (1,841)           4,888
Provision for income taxes................          160       2,319          (671)(c)        1,807
                                            -----------     -------       -------      -----------
Net income (loss).........................          298       3,953        (1,170)           3,081
Less preferred dividends..................           --        (907)           --             (907)
                                            -----------     -------       -------      -----------
Income available to common stockholders...  $       298     $ 3,046       $(1,170)     $     2,174
                                            ===========     =======       =======      ===========
Earnings per share:
  Basic...................................  $      0.02                                $      0.20
  Diluted.................................  $      0.02                                $      0.20
Weighted-average common shares
  outstanding -- basic....................   16,312,336                                 10,629,520
Weighted-average common shares
  outstanding -- diluted..................   16,312,336                                 10,629,520

                            See accompanying notes.

                               PRIZE ENERGY CORP.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The unaudited pro forma consolidated condensed statements of operations have been prepared to give effect to the merger of Prize Natural Resources, formerly known as Prize Energy Corp. (Old Prize), and Vista Energy Resources, Inc. (Vista) on February 8, 2000, to form an entity called Prize Energy Corp. (Prize). Under the terms of the merger, Vista was the legal survivor. However, because Old Prize's stockholders controlled a majority of the voting shares of Prize, Old Prize was treated as the acquiror for accounting purposes. Concurrent with the merger, Vista effected a one-for-seven reverse common stock split. The unaudited pro forma consolidated condensed statements of operations are presented as if the combination had occurred on January 1, 1999.

     The following is a description of the individual columns included in these unaudited pro forma financial statements.

     Vista -- Represents the consolidated statements of operations of Vista for the period January 1, 2000 through February 8, 2000, the six months ended June 30, 1999, and the year ended December 31, 1999.

     Pro Forma Old Prize -- Represents the Old Prize unaudited pro forma consolidated statements of operations for the six months ended June 30, 1999 and the year ended December 31, 1999 as if the acquisition of oil and gas properties from Pioneer Natural Resources USA, Inc. (Pioneer), the subsequent sale of certain mineral interests, which were included in the purchase from Pioneer, and the Sunterra Petroleum LLC purchase had occurred on January 1, 1999.

     Prize -- Represents the unaudited consolidated statements of operations of Prize for the six months ended June 30, 2000.

(2) PRO FORMA ADJUSTMENTS

     (a) To record the change in depletion, depreciation, and amortization based on the new basis in oil and gas properties resulting from the merger.

     (b) Although management expects to achieve some efficiencies in consolidation of the general and administrative functions, no efficiencies have been included in the pro forma adjustments.

     (c) To adjust income tax expense based on the pro forma earnings before income tax and an assumed tax rate of 37%.

     In addition, Prize also incurred some non-recurring costs as a result of the transaction that will not have a continuing impact, and accordingly are excluded from the pro forma statements of operations. Prize incurred $325,000 in severance costs related to other employees of Vista. Prize may also incur additional merger integration costs which have not yet been identified or estimated. Further, Prize is committed to indemnify the Vista officers and directors and, has purchased officers' and directors' insurance for the officers and directors of Vista. The cost of the insurance was $20,000. Because the severance costs and the directors' and officers' insurance are not expected to have a continuing impact, no adjustments have been included in the pro forma statements of operations for these costs.

                               PRIZE ENERGY CORP.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

(3) EARNINGS PER SHARE

     The following table reconciles the historical shares outstanding to the pro forma shares outstanding on December 31, 1999:

Outstanding common shares of Vista on December 31, 1999.....   16,367,330
Adjusted for the one-for-seven reverse stock split..........    2,338,190
Common shares issued to Old Prize...........................    8,291,330
                                                               ----------
Pro forma Prize common shares outstanding as of December 31,
  1999......................................................   10,629,520
                                                               ==========

     For the purpose of calculating pro forma earnings per share, Vista's historical weighted-average shares outstanding were adjusted for the one-for-seven reverse stock split, and the common and preferred shares issued to Old Prize stockholders were assumed to have been outstanding since January 1, 1999. For the six months ended June 30, 2000 and the year ended December 31, 1999, the convertible preferred stock is dilutive and is included in the diluted earnings per share calculation. However, for the six months ended June 30, 1999, the convertible preferred stock is antidilutive. Because, prior to the merger, the warrants and employee stock options had exercise prices above the market price, they have been excluded from the pro forma earnings per share calculations as antidilutive for the six months ended June 30, 1999 and the year ended December 31, 1999.

     The following table reconciles pro forma basic and diluted earnings per share for the six months ended June 30, 2000, and the year ended December 31, 1999:

                                                              JUNE 30, 2000
                                                ------------------------------------------
                                                              WEIGHTED-AVERAGE   PER SHARE
                                                  INCOME           SHARES         AMOUNT
                                                -----------   ----------------   ---------
Pro forma basic earnings per share:
  Income available to common stockholders.....  $11,928,000      12,067,003        $0.99
Effect of dilutive securities:
  Employee stock options......................           --         805,571
  Warrants....................................           --             104
  Convertible preferred shares................      459,000       2,109,983
                                                -----------      ----------
Pro forma diluted earnings per share..........  $12,387,000      14,982,661        $0.83
                                                ===========      ==========

                                                            DECEMBER 31, 1999
                                                ------------------------------------------
                                                              WEIGHTED-AVERAGE   PER SHARE
                                                  INCOME           SHARES         AMOUNT
                                                -----------   ----------------   ---------
Pro forma basic earnings per share:
  Income available to common stockholders.....  $ 8,964,000      10,629,520        $0.84
Effect of dilutive securities:
  Convertible preferred shares................    1,841,000       4,071,494
                                                -----------      ----------
Pro forma diluted earnings per share..........  $10,805,000      14,701,014        $0.74
                                                ===========      ==========

                               PRIZE ENERGY CORP.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

(4) SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE INFORMATION

     The following table presents the pro forma estimate of the proved oil and gas reserves as of December 31, 1999 for Old Prize and Vista combined.

                    ESTIMATED QUANTITIES OF PROVED RESERVES

                                                    OLD PRIZE      VISTA        PRIZE
                                                    OIL & NGLS   OIL & NGLS   OIL & NGLS
                                                      (MBBL)       (MBBL)       (MBBL)
                                                    ----------   ----------   ----------
Proved reserves...................................    35,315       14,311       49,626
Proved developed reserves.........................    28,579        9,427       38,006
Proved undeveloped reserves.......................     6,736        4,884       11,620

                                                    OLD PRIZE      VISTA        PRIZE
                                                       GAS          GAS          GAS
                                                      (MMCF)       (MMCF)       (MMCF)
                                                    ----------   ----------   ----------
Proved reserves...................................   241,975       36,904      278,879
Proved developed reserves.........................   188,487       24,325      212,812
Proved undeveloped reserves.......................    53,488       12,579       66,067

                                                    OLD PRIZE      VISTA        PRIZE
                                                       MBOE         MBOE         MBOE
                                                    ----------   ----------   ----------
Proved reserves...................................    75,644       20,462       96,106
Proved developed reserves.........................    59,993       13,481       73,474
Proved undeveloped reserves.......................    15,651        6,981       22,632

     Estimated quantities of proved net reserves include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the effective date of the acquisition, under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of the available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

     The following is a summary of the pro forma standardized measure of discounted future net cash flows for Old Prize and Vista combined related to the proved oil and gas reserves. For these calculations, estimated future cash flows from estimated future production or proved reserves were computed using oil and gas prices as of December 31, 1999. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic life of the properties, and costs were not escalated for the future. The information presented below should not be

                               PRIZE ENERGY CORP.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

viewed as an estimate of the fair value of the acquired interests, nor should it be considered indicative of any future trends.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                            DECEMBER 31, 1999
                                                    ----------------------------------
                                                    OLD PRIZE     VISTA       PRIZE
                                                    ----------   --------   ----------
                                                              (IN THOUSANDS)
Future cash inflows...............................  $1,276,946   $433,726   $1,710,672
Future production and development costs...........    (495,210)  (163,317)    (658,527)
Future income tax expense.........................    (191,253)   (55,437)    (246,690)
                                                    ----------   --------   ----------
                                                       590,483    214,972      805,455
Discount of future net cash flows at 10% per
  annum...........................................    (267,059)   (77,845)    (344,904)
                                                    ----------   --------   ----------
Standardized measure of discounted future net cash
  flows...........................................  $  323,424   $137,127   $  460,551
                                                    ==========   ========   ==========

     The weighted average prices of oil and gas at December 31, 1999 used in the calculation of the standardized measure were $25.60 per barrel for oil and $2.30 per Mcf for gas, respectively.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors of
Prize Energy Corp.:

     We have audited the accompanying consolidated balance sheet of Prize Energy Corp. and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (January 15, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prize Energy Corp. and subsidiaries at December 31, 1999, and the consolidated results of its operations and its cash flows for the period from inception (January 15, 1999) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP

Fort Worth, Texas
February 11, 2000

                               PRIZE ENERGY CORP.

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                JUNE 30,      DECEMBER 31,
                                                                  2000            1999
                                                              -------------   ------------
                                                               (UNAUDITED)
Current assets:
  Cash......................................................  $  9,886,804    $  3,353,060
  Accounts receivable -- oil and gas........................    30,656,715      18,487,491
  Accounts receivable -- trade, net of allowance for
     doubtful accounts of $300,000 and $100,000.............     4,598,478       2,173,098
  Other.....................................................     4,339,728         633,471
                                                              ------------    ------------
          Total current assets..............................    49,481,725      24,647,120
Properties and equipment, at cost:
  Oil and gas properties....................................   352,113,650     219,226,854
  Other.....................................................     1,976,066         984,683
                                                              ------------    ------------
                                                               354,089,716     220,211,537
  Less accumulated depreciation and depletion...............   (20,974,777)     (8,714,423)
                                                              ------------    ------------
                                                               333,114,939     211,497,114
Other assets................................................     2,694,966       2,465,894
                                                              ------------    ------------
          Total assets......................................  $385,291,630    $238,610,128
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $ 18,726,892    $ 10,799,312
  Accrued federal income tax................................     6,539,138       4,898,183
  Accrued production taxes..................................     4,197,414       1,832,009
  Accrued hedge liability...................................     3,140,309              --
  Accrued interest..........................................     1,532,961       2,202,965
  Other accrued liabilities.................................     6,316,877       3,267,443
                                                              ------------    ------------
          Total current liabilities.........................    40,453,591      22,999,912
Long-term debt..............................................   211,418,736     127,000,000
Deferred income taxes.......................................    24,716,316         158,361
Commitments and contingencies
Stockholders' equity:
  Convertible voting preferred stock: authorized
     shares -- 10,000,000 and 16,651,870, issued and
     outstanding -- 0 and 3,958,879.........................            --      30,906,750
  Common stock, $.01 par value: authorized
     shares -- 50,000,000 and 33,303,740, issued and
     outstanding -- 14,614,587 and 8,291,301................       146,146          82,913
  Additional paid-in capital................................   105,838,539      49,259,991
  Retained earnings.........................................    20,485,890       8,202,201
  Treasury stock -- 1,300,482 shares at June 30, 2000.......   (17,767,588)             --
                                                              ------------    ------------
          Total stockholders' equity........................   108,702,987      88,451,855
                                                              ------------    ------------
          Total liabilities and stockholders' equity........  $385,291,630    $238,610,128
                                                              ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                               PRIZE ENERGY CORP.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                   JANUARY 15, 1999
                                                                     (INCEPTION)      JANUARY 15, 1999
                                                SIX MONTHS ENDED       THROUGH           (INCEPTION)
                                                 JUNE 30, 2000      JUNE 30, 1999          THROUGH
                                                  (UNAUDITED)        (UNAUDITED)      DECEMBER 31, 1999
                                                ----------------   ----------------   -----------------
Oil and gas sales.............................    $66,318,249         $       --         $47,978,010
Costs and expenses:
  Lease operating expenses....................     15,504,093                 --          11,791,188
  Production taxes............................      6,651,190                 --           4,816,126
  Depreciation, depletion and amortization....     12,260,354                 --           8,714,423
  General and administrative..................      3,968,168             16,812           2,830,714
                                                  -----------         ----------         -----------
          Total costs and expenses............     38,383,805             16,812          28,152,451
                                                  -----------         ----------         -----------
Operating income (loss).......................     27,934,444            (16,812)         19,825,559
  Other:
     Interest (income) expense................      7,959,696           (102,006)          6,069,642
     Other (income)...........................       (250,971)           (88,347)           (267,650)
                                                  -----------         ----------         -----------
          Total other expense (income)........      7,708,725           (190,353)          5,801,992
                                                  -----------         ----------         -----------
Income before income taxes....................     20,225,719            173,541          14,023,567
Provision for income taxes....................     (7,483,516)           (64,158)         (4,914,616)
                                                  -----------         ----------         -----------
  Net income..................................     12,742,203            109,383           9,108,951
Preferred dividend............................       (458,514)                --            (906,750)
                                                  -----------         ----------         -----------
  Income available to common stockholders.....    $12,283,689         $  109,383         $ 8,202,201
                                                  ===========         ==========         ===========
Earnings per share:
  Basic.......................................    $      1.07         $     0.02         $      1.20
  Diluted.....................................    $      0.89         $     0.02         $      1.03
Weighted-average common shares outstanding --
  basic.......................................     11,448,049          5,238,678           6,820,606
Weighted-average common shares outstanding --
  diluted.....................................     14,245,822          5,286,969           8,878,777

  The accompanying notes are an integral part of these consolidated financial statements.

                               PRIZE ENERGY CORP.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                               CONVERTIBLE VOTING PREFERRED
JANUARY 15, 1999 (INCEPTION)               STOCK                   COMMON STOCK           NOTE       ADDITIONAL
    THROUGH JUNE 30, 1999      -----------------------------   ---------------------   RECEIVABLE     PAID-IN       RETAINED
         (UNAUDITED)              SHARES          AMOUNT         SHARES      AMOUNT     OFFICER       CAPITAL       EARNINGS
----------------------------   ------------   --------------   ----------   --------   ----------   ------------   -----------
Issuance of common stock.....           --     $         --     8,291,301   $ 82,913   $(250,000)   $ 49,259,991   $        --
Issuance of preferred
  stock......................    3,843,252       30,000,000            --         --          --              --            --
Preferred dividends..........      115,627          906,750            --         --          --              --      (906,750)
Repayment of note
  receivable.................           --               --            --         --     250,000              --            --
Net income...................           --               --            --         --          --              --     9,108,951
                                ----------     ------------    ----------   --------   ---------    ------------   -----------
Balance as of December 31,
  1999.......................    3,958,879     $ 30,906,750     8,291,301   $ 82,913   $      --    $ 49,259,991   $ 8,202,201
                                ==========     ============    ==========   ========   =========    ============   ===========
Six Months Ended June 30,
  2000 (unaudited)
Issuance of stock in
  acquisition................           --     $         --     2,339,089   $ 23,391   $      --    $ 25,177,503   $        --
Preferred dividend...........       25,318          197,656            --         --          --              --      (458,514)
Preferred conversion.........   (3,984,197)     (31,104,406)    3,984,197     39,842          --      31,064,564            --
Purchase of treasury
  shares.....................           --               --            --         --          --              --            --
Warrant exercises............           --               --            --         --          --         330,196            --
Option exercises.............           --               --            --         --          --           6,285            --
Net income...................           --               --            --         --          --              --    12,742,203
                                ----------     ------------    ----------   --------   ---------    ------------   -----------
Balance as of June 30,
  2000.......................           --     $         --    14,614,587   $146,146   $      --    $105,838,539   $20,485,890
                                ==========     ============    ==========   ========   =========    ============   ===========


JANUARY 15, 1999 (INCEPTION)        TREASURY STOCK
    THROUGH JUNE 30, 1999      -------------------------
         (UNAUDITED)             SHARES        AMOUNT         TOTAL
----------------------------   ----------   ------------   ------------
Issuance of common stock.....          --   $         --   $ 49,092,904
Issuance of preferred
  stock......................          --             --     30,000,000
Preferred dividends..........          --             --             --
Repayment of note
  receivable.................          --             --        250,000
Net income...................          --             --      9,108,951
                               ----------   ------------   ------------
Balance as of December 31,
  1999.......................          --   $         --   $ 88,451,855
                               ==========   ============   ============
Six Months Ended June 30,
  2000 (unaudited)
Issuance of stock in
  acquisition................        (900)  $    (21,798)  $ 25,179,096
Preferred dividend...........          --             --       (260,858)
Preferred conversion.........          --             --             --
Purchase of treasury
  shares.....................  (1,349,582)   (18,428,906)   (18,428,906)
Warrant exercises............      45,000        614,804        945,000
Option exercises.............       5,000         68,312         74,597
Net income...................          --             --     12,742,203
                               ----------   ------------   ------------
Balance as of June 30,
  2000.......................  (1,300,482)  $(17,767,588)  $108,702,987
                               ==========   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                               PRIZE ENERGY CORP.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                JANUARY 15, 1999      JANUARY 15, 1999
                                            SIX MONTHS ENDED   (INCEPTION) THROUGH   (INCEPTION) THROUGH
                                             JUNE 30, 2000        JUNE 30, 1999       DECEMBER 31, 1999
                                            ----------------   -------------------   -------------------
                                              (UNAUDITED)          (UNAUDITED)
Net income................................    $ 12,742,203        $     109,383         $   9,108,951
Adjustments to reconcile net income to net
  cash used by operating activities:
  Depreciation, depletion and
     amortization.........................      12,260,354                   --             8,714,423
  Amortization of loan origination fees...         212,441                   --               173,886
  Deferred income taxes...................              --                   --               158,361
  Other...................................              --              (88,347)              (88,347)
  Changes in operating assets and
     liabilities:
     Accounts receivable..................      (8,697,368)                  --           (19,957,148)
     Other current assets.................      (3,435,142)                  --              (633,471)
     Other long term assets...............              --           (1,878,912)               38,816
     Accounts payable and accrued
       liabilities........................       5,070,576            2,432,819            22,282,079
                                              ------------        -------------         -------------
Cash provided by operating activities.....      18,153,064              574,943            19,797,550
Investing activities:
  Acquisition of net assets...............     (21,679,556)        (210,649,586)         (216,963,931)
  Proceeds from sale of mineral
     interest.............................              --                   --            32,000,000
                                              ------------        -------------         -------------
Cash used by investing activities.........     (21,679,556)        (210,649,586)         (184,963,931)
Financing activities:
  Proceeds from issuance of common
     stock................................              --           45,464,078            45,464,078
  Repayment of notes receivable from
     stockholder..........................              --                   --               250,000
  Borrowings under credit facilities......      28,750,000          167,500,000           171,000,000
  Repayment of credit facilities..........              --                   --           (45,607,791)
  Loan origination fees...................              --           (1,665,000)           (2,586,846)
  Purchase of treasury stock..............     (18,428,906)                  --                    --
  Preferred dividend......................        (260,858)                  --                    --
                                              ------------        -------------         -------------
Cash provided by financing activities.....      10,060,236          211,299,078           168,519,441
Increase in cash and cash equivalents.....       6,533,744            1,224,435             3,353,060
Cash and cash equivalents, beginning of
  period..................................       3,353,060                   --                    --
                                              ------------        -------------         -------------
Cash and cash equivalents, end of
  period..................................    $  9,886,804        $   1,224,435         $   3,353,060
                                              ============        =============         =============
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for income
     taxes................................    $  5,806,814        $          --         $      34,000
  Cash paid during the period for
     interest.............................       7,192,003                   --             3,692,791
Supplemental disclosure of non-cash
  transactions:
  Convertible preferred stock issued as
     consideration in acquisition.........    $         --        $  30,000,000         $  30,000,000
  Preferred dividends issued in kind......         197,656                   --               906,750
  Issuance of common stock to officer for
     note receivable......................              --              250,000               250,000
  Purchase of LLC:
     Exchange of gas plant................              --                   --             2,000,000
     Debt assumed.........................              --                   --             1,607,791
     Issuance of common stock.............              --            3,517,932             3,628,826

  The accompanying notes are an integral part of these consolidated financial statements.

                               PRIZE ENERGY CORP.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

  Business and Organization

     Prize Energy Corporation (the Company) was formed on January 15, 1999 (inception) and is a Delaware corporation engaged in the development and production of proved oil and gas properties. The Company's corporate headquarters is located in Grapevine, Texas with oil and gas producing properties primarily located in Texas, Louisiana, and Oklahoma.

     The Company was initially formed through the contribution of cash and a minority investment in a limited liability company for the purpose of acquiring oil and gas properties. Pursuant to the terms of a Purchase and Sale Agreement (Purchase Agreement) dated May 16, 1999, on June 29, 1999 the Company completed the acquisition of interests in certain oil and gas producing properties, primarily located in Texas, Louisiana, and Oklahoma from affiliates of Pioneer Natural Resources USA, Inc. (Pioneer) for a total purchase price of $242 million, including transaction costs, paid in cash and 6% convertible voting preferred stock.

     Subsequent to the purchase from Pioneer and effective July 1, 1999, Prize sold a group of mineral interests for $32 million, which were acquired with the oil and gas properties purchased from Pioneer. The properties were located outside Prize's principal operating areas of Texas, Louisiana, Oklahoma and New Mexico. Accordingly, the properties were assigned a value of $32 million when purchased, and no gain or loss was recognized on disposal.

     At inception, certain stockholders contributed a minority investment in a limited liability company, Sunterra Petroleum LLC (Sunterra). Subsequently, the Company purchased the remaining interest in Sunterra in exchange for $750,000 cash, a gas plant and the assumption of Sunterra's debt. The total consideration paid for Sunterra during the year was $6,378,826, plus the assumed debt of $1,607,791.

     On February 8, 2000, the Company merged with Vista Resources, Inc. ("Vista"), an independent oil and gas development and production company. Though the Company's stockholders exchanged their shares for new shares of Vista, the stockholders of the Company acquired an 84% controlling interest in the merged company, and the Company is treated as having acquired Vista. The transaction was accounted for as a purchase of Vista by the Company in accordance with the provisions of Accounting Principles Board Opinion No. 16.

     Under the terms if the merger, Prize stockholders effectively exchanged 16% of their interest in Prize for an 84% interest in Vista. Prior to the merger, Prize was a private company with no readily determinable market value. Thus, in order to determine the purchase price paid by Prize, Prize management estimated the fair value of the 16% interest of Prize exchanged for the 84% interest in Vista based on the estimated fair value of Prize's oil and gas assets, its debt and other assets and liabilities as of February 8, 2000. The preliminary purchase price is $87.4 million, including liabilities assumed of $62.2 million. The purchase price was assigned to the assets of Vista based on their fair value, resulting in current and other assets of $5.0 million, oil and gas properties of $112.2 million, current liabilities of $13.5 million, debt of $53.7 million, and deferred taxes of $24.8 million. Additionally, $1.3 million of accrued interest and bank fees were rolled into the debt principal as described below in "Note 3. Credit Facilities".

     Purchase price adjustments include the recognition of severance for the executive officers of Vista, derecognition of Vista's deferred financing costs, the accrual of Vista's hedge position at its fair value and adjustments to the basis of oil and gas properties as well as the related deferred taxes as a result of the merger. The increase to deferred taxes was principally due to the increase in the carrying value of Vista's oil and gas properties as a result of the purchase compared to the tax basis which is not increased as a result of the purchase. There are no identifiable intangible assets related to the purchase. Accordingly, all of the purchase price has been allocated to the tangible assets and liabilities.

                               PRIZE ENERGY CORP.

     As a result of the merger, which included a one-for-seven reverse stock split, all share and option amounts and earnings per share as of and for the period ended December 31, 1999 and June 30, 1999 have been restated to reflect the equivalent number of new shares resulting from the merger based on the conversion ratio of the merger.

  Basis of Presentation -- June 30, 2000 and 1999 Consolidated Financial Statements

     In management's opinion, the accompanying consolidated financial statements contain all adjustments necessary to present fairly the financial position as of June 30, 2000 and the related results of operations and cash flows for the six months ended June 30, 2000 and 1999 of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in preparation of the consolidated financial statements.

     Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for the period ended June 30, 2000 and 1999, pursuant to the rules and regulations of the Securities and Exchange Commission. Information as of June 30, 2000 or for the six months ended June 30, 2000 and 1999 is unaudited.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Cash Equivalents

     Cash and cash equivalents include cash in banks and money market accounts as well as highly liquid investments with initial maturities of less than three months.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Oil and Gas Properties

     The Company follows the successful efforts method of accounting for its oil and gas properties whereby costs of productive wells, developmental dry holes and productive leases are capitalized and amortized on a unit-of-production basis over the respective properties' remaining proved reserves. Depreciation, depletion and amortization of capitalized costs of oil and gas properties are provided on a common area basis.

     Leasehold costs are capitalized when incurred. Though no significant unproved acreage has been acquired to date, unproved oil and gas properties with significant acquisition costs will be periodically assessed and any impairment in value charged to expense. The costs of unproved properties, which are not individually significant, will be assessed periodically in the aggregate based on historical experience, and any impairment in value will be charged to expense. The costs of unproved properties that are determined to be productive will be transferred to proved oil and gas properties.

     Exploration costs, such as geological and geophysical expenses and annual delay rentals, will be charged to expense as incurred. Exploratory drilling costs, if any, including the costs of stratigraphic test

                               PRIZE ENERGY CORP.

wells, will be initially capitalized but charged to expense if and when the well is determined to be unsuccessful.

     The acquisition costs of proved properties are depleted by the unit-of-production method based on estimated proved oil and gas reserves. Capitalized exploratory drilling costs which result in the discovery of proved reserves and development costs are amortized by the unit-of production method based on estimated proved developed oil and gas reserves. Gas is converted to equivalent barrels at the rate of six MCF of gas to one barrel of oil.

     Other property and equipment is recorded at cost and depreciated using the straight-line method with estimated useful lives ranging from three to five years. Expenditures for repairs and maintenance are charged to expense as incurred; improvements which materially prolong the lives of the assets are capitalized.

  Impairment of Oil and Gas Properties.

     The Company has evaluated its oil and gas properties under the provisions of Statement of Financial Accounting Standards 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121). SFAS 121 requires that proved oil and gas properties be assessed for an impairment in their carrying value whenever events or changes in circumstances indicate that such carrying value may not be recoverable. SFAS 121 requires that this assessment be performed by comparing the undiscounted future net cash flows and net carrying value of oil and gas properties. For the periods ended December 31, 1999 and June 30, 2000, there was no impairment of the Company's oil and gas properties.

  Environmental

     The Company's environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability are fixed or reliably determinable. The Company believes that the costs for compliance with current environmental laws and regulations have not had and will not have a material effect on the Company's financial position or results of operations.

  Revenue Recognition

     The Company uses the sales method of accounting for oil and gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers.

                               PRIZE ENERGY CORP.

  Earnings Per Share

     The following table provides a reconciliation between basic and diluted earnings per common share for the periods ended June 30, 2000, June 30, 1999, and December 31, 1999.

                                                         JUNE 30, 2000 (UNAUDITED)
                                                  ----------------------------------------
                                                                   WEIGHTED      PER SHARE
                                                    INCOME      AVERAGE SHARES    AMOUNT
                                                  -----------   --------------   ---------
Basic earnings per share
  Income available to common stockholders......   $12,283,689     11,448,049       $1.07
Effect of dilutive securities:
  Employee stock options.......................            --        805,571
  Warrants.....................................            --            104
  Convertible preferred shares.................       458,514      1,992,098
                                                  -----------     ----------
  Diluted earnings per share...................   $12,742,203     14,245,822       $0.89
                                                  ===========     ==========

                                                              DECEMBER 31, 1999
                                                   ---------------------------------------
                                                                   WEIGHTED      PER SHARE
                                                     INCOME     AVERAGE SHARES    AMOUNT
                                                   ----------   --------------   ---------
Basic earnings per share
  Income available to common stockholders........  $8,202,201     6,820,606        $1.20
Effect of dilutive securities:
  Convertible preferred shares...................     906,750     2,058,171
                                                   ----------     ---------
  Diluted earnings per share.....................  $9,108,951     8,878,777        $1.03
                                                   ==========     =========

                                                           JUNE 30, 1999 (UNAUDITED)
                                                     -------------------------------------
                                                                   WEIGHTED      PER SHARE
                                                      INCOME    AVERAGE SHARES    AMOUNT
                                                     --------   --------------   ---------
Basic earnings per share
  Income available to common stockholders..........  $109,383     5,238,678        $0.02
Effect of dilutive securities:
  Convertible preferred shares.....................        --        48,291
                                                     --------     ---------
  Diluted earnings per share.......................  $109,383     5,286,969        $0.02
                                                     ========     =========

     Employee stock options for 2,141,430 shares have been excluded from the dilutive earnings per share calculation as antidilutive for the period ended December 31, 1999. Warrants to purchase 1,388,014 shares of common stock have been excluded from the earnings per share calculation as antidilutive for the six months ended June 30, 2000.

  Benefit Plan

     The Company provides a 401(k) benefit plan (the Plan) covering substantially all employees. Under the Plan, employees having attained the age of 21 are eligible to participate and can contribute up to 15% of their compensation each year subject to certain Internal Revenue Code limitations. The Plan provides for matching contributions by the Company, at the discretion of the Board of Directors, to be determined on an annual basis. Additionally, the Company can provide a profit sharing contribution, at the discretion of the Board of Directors, to be determined on an annual basis. Employees vest in the employee contribution over a three year period. The Company made total matching contributions of $134,627 in 1999.

                               PRIZE ENERGY CORP.

  Stock-Based Compensation

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Accordingly, the Company has only adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123).

  Hedging

     The Company has entered into derivative contracts to hedge a portion of the price risk of its future production and its interest rate risk. Changes in the value of the financial instruments are recognized in the statement of operations when the underlying transactions are recognized.

     The Company's criteria for a derivative instrument to qualify for hedge accounting treatment are as follows:

     - The timing or duration and characteristics of the underlying exposure must have been identified with reasonable certainty;

     - Changes in the value of the derivative must correlate to a high degree with changes in the present value of the exposure;

     - The derivative has been designated as a hedge or is a synthetic alteration of a specific asset, liability or anticipated transaction; and

     - The derivative instrument either: (a) reduces exposure of net income or cash flow to fluctuations caused by movements in commodity prices or interest rates; or (b) alters the profile of the Company's interest rate exposure to achieve a resulting overall exposure in line with policy guidelines. For any termination of derivatives receiving hedge accounting treatment, gains and losses will be deferred when the relating underlying exposures remain outstanding and will be included in the measurement of the related transaction or balance.

  Fair Value of Financial Instruments

     The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable and accounts payable approximate their fair value. Management believes the carrying amount of the Company's long-term debt also approximates fair value because the interest rates applicable to the debt presently approximate current market rates. See Notes 2 and 7 for the fair value of the Company's derivative positions.

  Impact of Recently Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) which, as amended, is required to be adopted in years beginning after June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The Company has not yet determined what effect SFAS 133 will have on the earnings and financial position of the Company.

                               PRIZE ENERGY CORP.

2. CREDIT FACILITIES

     In connection with the acquisition of the Pioneer Properties, the Company entered into a $250 million credit facility (Senior Facility) and a $13 million senior subordinated credit facility (Subordinated Facility) with a bank. The Subordinated facility provided for a single advance of $13 million and was repaid in full in conjunction with the sale of the mineral interest in July, 1999.

     On February 8, 2000, in connection with the merger agreement with Vista Resources, Inc., the Company amended its Senior Facility to provide for total borrowings of $400 million. The amended Senior Facility is due June 29, 2009. The revised Senior Facility provides for letters of credit in addition to a revolving credit facility. The Company may request letters of credit in addition to a revolving credit facility up to an aggregate of $5 million with an additional supplemental letter of credit (as defined by the credit agreement) of $5 million. At June 30, 2000, $2.5 million was outstanding under the letter of credit provisions of the facility. The revolver converts to a term loan on June 29, 2002 with quarterly principal payments after that date through June 29, 2009. Interest is due quarterly at either the bank's prime rate or eurodollar rate plus a margin as defined in the agreement. The Company assumed $54 million of debt and $1.3 million of accrued interest and bank fees when it purchased Vista. At June 30, 2000 and December 31, 1999, $211.4 million and $127 million, respectively, was outstanding. The bank credit facility has various restrictions including a limit on incurred debt and asset dispositions. The Company is required to maintain certain financial and non-financial covenants including minimum current and interest coverage ratios. Borrowings under the credit facility are secured by substantially all of the Company's assets.

     The Company is required to pay a commitment fee on the revolving credit facility ranging from .25% to .5% based on a ratio of outstanding credit to the borrowing base and a letter of credit fee ranging from 1.25% to 1.875% based on a ratio of the average daily amount outstanding during the quarter to the borrowing base. Both fees terminate upon conversion of the revolver to a term loan.

     In July 1999, the Company entered into two interest rate protection agreements with its bank (the "Swap Agreements") to modify the interest characteristics of an aggregate principal amount of $100 million of the revolving line of credit from a variable rate to a fixed rate. The Swap Agreements require the Company to pay a fixed rate interest obligation of 5.76% and 6.07%, respectively, and receive an interest obligation based on variable LIBOR rates. The Swap Agreements terminate on July 2, 2000 and 2001, respectively. At December 31, 1999 the Swap Agreements had a fair value of $454,012.

     The Company assumed $1,607,791 of debt when it purchased the remaining interest of Sunterra. This debt was paid in full prior to December 31, 1999.

     Maturities of long-term debt as of December 31, 1999 are as follows:

2000..................................................   $         --
2001..................................................             --
2002..................................................     23,812,500
2003..................................................     31,750,000
2004..................................................     31,750,000
Thereafter............................................     39,687,500
                                                         ------------
                                                         $127,000,000
                                                         ============

3. CAPITAL STOCK

     In conjunction with the Purchase Agreement, the Company amended its Certificate of Incorporation to create a convertible preferred class of capital stock. Effective with the amendment, the Company has

                               PRIZE ENERGY CORP.

the authority to issue 49,955,610 shares (as adjusted for the conversion factor of the Vista merger) of capital stock, consisting of 16,651,870 shares of convertible voting preferred stock and 33,303,740 shares of common stock.

     The convertible voting preferred stock was redeemable at the Company's option in whole or in part, at any time subsequent to the Company becoming a publicly traded company provided the average of the closing prices of the Company's common stock during any period of at least 30 consecutive trading days exceeded 120% of the conversion price of the preferred stock. The redemption price was payable in cash equal to $7.81 per share (as adjusted for the Vista merger) adjusted for any stock splits, combination, or adjustments plus accrued dividends. The preferred stock was also convertible into one share of common stock at any time, in whole or in part, at the option of the stockholder, subject to anti-dilution adjustments defined in the agreement. Accordingly, 3,958,879 shares of common stock were reserved for issuance upon conversion at December 31, 1999. The preferred stock earned cumulative dividends at 6%, payable quarterly. Unpaid dividends on preferred stock accrued interest at 6%. Prior to January 1, 2002, all dividends were required to be paid in kind with additional shares of preferred stock. Accordingly, 25,318 and 115,627 shares have been issued as a dividend in kind during the six months ended June 30, 2000 and the period ended December 31, 1999, respectively.

     The former preferred stockholder had the right to elect one-third of the Company's board of directors provided the former preferred stockholder continued to own at least 30% of the outstanding common stock (computed on an "as-converted" basis) or prior to an initial public offering, the former preferred stockholder continued to own at least 60% of the initially issued preferred shares. If the former preferred stockholders ownership fell below these levels and provided the former preferred stockholder owned at least 16.7% of the outstanding common stock (computed on an "as-converted" basis), the former preferred stockholder had the right to elect one-sixth of the Company's board of directors. Preferred and common stockholders voted as a single class except for those matters for which a separate class vote of the preferred stock was specifically required under Delaware law.

     Each stockholder agrees that it will not sell any portion of preferred or common stock unless the Company is given the right to purchase all of the shares offered by the stockholders at the offered price. In the event the Company does not purchase the shares, the other stockholders have the right to purchase a proportionate number of shares at the same price and on the same terms.

     At any time after January 1, 2002, the former preferred stockholder has the right to require that the Company initiate an initial public offering for a gross offering price of at least $35 million. At any time after the earlier of the first anniversary of the initial public offering or secondary offering, the former preferred stockholder has the right to require registration of the common shares owned by the former preferred stockholder. Additionally, the former preferred stockholder was granted unlimited piggyback rights, subject to limitations imposed by the underwriters. During the period the former preferred stockholder continued to own at least 80% of the shares of preferred stock or underlying common stock initially issued, the stockholder had the right to joint participation in significant opportunities, as defined by the preferred stock agreement.

     On March 28, 2000, the Company entered into an agreement with the former preferred stockholder to acquire 1,346,482 shares of Prize common stock for approximately $18.4 million. Prior to the acquisition, the former preferred stockholder agreed to convert all convertible preferred stock to common stock, resign the two board seats held by the former preferred stockholder, and cancel the exploration and participation agreement associated with the convertible preferred stock. Subsequently, the preferred stockholder owned approximately 2.6 million shares of common stock. The transaction was effective March 31, 2000 and was funded through the Company's Senior Credit Facility.

                               PRIZE ENERGY CORP.

4. STOCK OPTIONS

     The Company has instituted a stock option plan (the Option Plan) for key employees. Under the Option Plan, the Board of Directors has the authority to grant to key employees of the Company options to purchase shares of the Company's common stock. Each unit vests ratably over a three year period commencing on the date of grant and the holders have five years to exercise the options. Upon exercise, the holder is to pay a cash amount equal to $7.84 per share (as adjusted for the Vista merger) subject to adjustment as defined by the Option Plan. The maximum number of shares that may be issued is 2,141,300 shares (as adjusted for the Vista merger), with a proportionate adjustment to reflect any stock splits, reverse splits, or retirement. Total outstanding options as of December 31, 1999 were 2,141,300 (as adjusted for the Vista merger). Accordingly, 2,141,300 shares of common stock has been reserved for issuance upon exercise.

     The Company applies APB 25 and related interpretations in accounting for its stock option awards. Accordingly, no compensation expense has been recognized for its stock option awards. If compensation expense for the stock option awards had been determined consistent with SFAS 123, the Company's net income would have been approximately $8,865,241 for the period from inception (January 15, 1999) to December 31, 1999. Basic and diluted earnings per share would have been $1.17 and $1.00 per share, respectively.

     Under SFAS 123, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999:

                                                               1999
                                                              -------
Risk-free interest rate....................................      5.94%
Expected life..............................................   5 years

     At December 31, 1999, the options have a remaining contractual life of four years and six months and the weighted-average fair value of the options granted during the period ended December 31, 1999 was $0.18 each (as adjusted for the Vista merger). In conjunction with the merger with Vista, all outstanding options under the Option Plan became fully vested.

5. INCOME TAXES

     Significant components of the provision for income taxes for the period ended December 31, 1999, are as follows:

Current.................................................   $4,756,255
Deferred................................................      158,361
                                                           ----------
                                                           $4,914,616
                                                           ==========

     The difference between the 1999 provision for income taxes and income taxes computed using the statutory federal income tax rate are as follows:

Federal income tax provision at statutory rate (34%)....   $4,768,013
Nondeductible expenses and other........................      146,603
                                                           ----------
Provision for income taxes..............................   $4,914,616
                                                           ==========

                               PRIZE ENERGY CORP.

     At December 31, the components of the net deferred tax liability are as follows:

Deferred tax assets:
  Accounts receivable....................................   $(35,000)
Deferred tax liabilities:
  Properties and equipment...............................    193,361
                                                            --------
  Net deferred tax liability.............................   $158,361
                                                            ========

6. COMMITMENTS AND CONTINGENCIES

     The Company has obligations under noncancelable operating leases for certain equipment and office space expiring in various years through 2003. Rent expense incurred was approximately $101,000 during 1999. Minimum annual rental commitments at December 31, 1999 are:

2000.....................................................   $274,884
2001.....................................................    274,884
2002.....................................................    274,884
2003.....................................................    137,442
                                                            --------
                                                            $962,094
                                                            ========

     The Company is involved in various litigation and other contingencies arising in the normal course of business primarily related to matters involving the properties purchased from Pioneer. Based on currently available information, management believes that any possible liability from these actions will not be material to the Company's financial position or results of operations. However, there can be no assurances that future costs would not be material to results of operations of the Company for a particular period. In addition, the Company's estimates of future costs are subject to change as circumstances change and additional information becomes available during the course of litigation.

7. DERIVATIVE FINANCIAL INSTRUMENTS

     During June 1999, the Company entered into commodity price hedge agreements to protect against price declines which may be associated with the volatility in oil and gas spot prices. The commodity price hedges were achieved through the purchase of over the counter costless collars and swaps by the Company. The Company's positions are with highly rated and prominent counterparties. Thus, management believes the credit risk associated with there positions is minimal, and no collateral is required by the Company or the counterparties. Set forth below is the contract amount and material terms of all natural gas hedging instruments held by the Company at December 31, 1999 (daily volumes are expressed in million cubic feet (Mcf) and all prices are expressed in the daily NYMEX closing prices for natural gas at actual index prices.)

                                                  CALL                    FAIR
 TRADE        TYPE       DAILY     PUT FLOOR     CEILING                 MARKET
  DATE     TRANSACTION   VOLUME      PRICE        PRICE       TERM        VALUE
--------   -----------   ------   ------------   -------   ----------   ---------
 6/14/99     Collar      10,000   $       2.30    $2.57     7/99-6/01   $ (17,880)
 6/22/99     Collar       5,000   $       2.10    $2.42     8/99-7/01   $(109,691)
 6/22/99     Collar       5,000   $       2.15    $2.43     8/99-7/01   $(123,292)
 6/30/99     Collar       5,000   $       2.37    $2.58     9/99-8/01   $ (94,813)
 7/01/99     Collar       5,000   $2.295/1.995    $2.64     9/99-8/01   $(103,912)
10/04/99     Collar       5,000   $       2.44    $2.84    1/00-12/00   $ 256,340

                               PRIZE ENERGY CORP.

     Set forth below is the contract amount and material terms of all crude oil hedging instruments held by the Company at December 31, 1999 (daily volumes are expressed in barrels (Bbls) and all prices are expressed in the daily NYMEX closing prices for Crude Oil).

                                                  CALL                     FAIR
 TRADE        TYPE       DAILY    PUT FLOOR     CEILING                   MARKET
  DATE     TRANSACTION   VOLUME     PRICE        PRICE        TERM         VALUE
--------   -----------   ------   ----------   ----------   ---------   -----------
 6/14/99       Swap      1,500    $17.44 Bbl   $17.44 Bbl   7/99-6/01   $(3,289,059)
 6/18/99     Collar      1,000    $17.00 Bbl   $19.00 Bbl   7/99-6/01   $(1,488,162)
  7/1/99     Collar        500    $17.15 Bbl   $20.05 Bbl   9/99-8/01   $  (714,625)
 10/4/99     Collar      1,000    $19.40 Bbl   $23.70 Bbl   1/00-6/00   $  (211,422)

8. RELATED PARTY TRANSACTIONS

     Beginning July 1, 1999, the Company is committed to pay an advisory fee of $150,000 per year to a stockholder. $75,000 was paid in conjunction with this agreement in 1999.

9. SIGNIFICANT CUSTOMERS

     Five customers accounted for approximately 47% of net sales for the period ended December 31, 1999. Virtually all of the Company's receivables are due from companies involved in the oil and gas business. To date credit losses have been insignificant.

10. ACQUISITION

     The following condensed pro forma financial information reflects the pro forma balance sheet assuming the merger with Vista was consummated on December 31, 1999 and the pro forma statement of operations assuming that the Pioneer purchase, the Minerals sale, the Sunterra purchase, and the Vista Merger all occurred on January 1, 1999. The Company emphasizes that this information is not necessarily indicative of future performances.

                               PRIZE ENERGY CORP.

Current assets..............................................   $ 33,238,000
Properties and equipment, net...............................    307,445,000
Other assets................................................      2,724,000
                                                               ------------
          Total assets......................................   $343,407,000
                                                               ============
Current liabilities.........................................   $ 29,171,000
Long-term debt..............................................    180,000,000
Deferred income taxes.......................................     19,271,000
Other long term liabilities.................................        206,000
Stockholders' equity........................................    114,759,000
                                                               ------------
          Total liabilities and stockholders' equity........   $343,407,000
                                                               ============
Oil and gas sales...........................................   $101,258,000
Lease operating expenses....................................     34,670,000
Exploration costs...........................................         53,000
Depreciation, depletion and amortization....................     25,748,000
General and administrative..................................      8,846,000
Interest expense, net.......................................     15,186,000
Other income................................................        388,000
                                                               ------------
          Income before income taxes........................     17,143,000
Provision for income taxes..................................      6,338,000
                                                               ------------
          Net Income........................................   $ 10,805,000
                                                               ============
Earnings per share:
  Basic.....................................................   $        .84
  Diluted...................................................   $        .74

11. OIL AND NATURAL GAS PRODUCING ACTIVITIES

     Costs capitalized for oil and natural gas producing activities as of December 31, 1999 are as follows:

Oil and Gas Properties
  Proved..............................................   $219,226,854
  Less accumulated depletion..........................     (8,644,313)
                                                         ------------
Net capitalized costs for oil and gas properties......   $210,582,541
                                                         ============

     Cost incurred for oil and gas producing activities during 1999 are as follows:

Proved property acquisition costs.....................   $249,572,307
Development costs.....................................      1,654,547
                                                         ------------
     Total costs incurred.............................   $251,226,854
                                                         ============

                               PRIZE ENERGY CORP.

12. UNAUDITED SUPPLEMENTARY INFORMATION

  Reserve Quantity Information

                                                CRUDE OIL    NGL'S    NATURAL GAS
                                                 (MBBLS)    (MBBLS)     (MMCF)       MBOE
                                                ---------   -------   -----------   ------
Total proved reserves:
  Balance, January 15, 1999...................       --         --           --         --
     Purchases of minerals-in-place...........   27,085     10,101      275,199     83,052
     Production...............................     (990)      (382)     (10,236)    (3,078)
     Sales of minerals-in-place...............     (489)        (9)     (22,986)    (4,329)
                                                 ------     ------      -------     ------
     Balance, December 31, 1999...............   25,606      9,710      241,977     75,645
                                                 ======     ======      =======     ======
Proved developed reserves.....................   21,042      7,538      188,488     59,995
                                                 ======     ======      =======     ======

     Estimated quantities of proved net reserves include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the effective date of the acquisition, under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of the available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

     The following is a summary of the Company's standardized measure of discounted future net cash flows related to the proved oil and gas reserves as of December 31, 1999. For these calculations, estimated future cash flows from estimated future production or proved reserves were computed using oil and gas prices as of December 31, 1999. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic life of the properties, and costs were not escalated for the future. The information presented below should not be viewed as an estimate of the fair value of the properties, nor should it be considered indicative of any future trends.

                               PRIZE ENERGY CORP.

 Standardized Measure of Discounted Future Net Cash Flows:

Future cash inflows.................................   $1,276,946,208
Future production costs.............................     (442,478,307)
Future development costs............................      (52,732,290)
Future income tax expense...........................     (191,252,977)
                                                       --------------
                                                          590,482,634
10% annual discount factor..........................     (267,058,843)
                                                       --------------
Standardized measure of discounted future net cash
  flows.............................................   $  323,423,791
                                                       ==============

Changes in standardized measure:
Oil and gas sales, net of production costs..........   $  (31,370,696)
Sales of minerals-in-place..........................      (32,000,000)
Purchases of minerals-in-place......................      492,951,149
                                                       --------------
Changes in present value of future net revenues.....      429,580,453
Net change in present value of future income
  taxes.............................................     (106,156,662)
                                                       --------------
                                                          323,423,791
Balance, beginning of period........................               --
                                                       --------------
Balance, at December 31, 1999.......................   $  323,423,791
                                                       ==============

     The weighted average prices of oil and gas at December 31, 1999 used in the calculation of the standardized measure were $25.60 per barrel for oil and $2.30 per MMBTU for gas, respectively.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Prize Energy Corp.

     We have audited the accompanying statements of revenues and direct operating expenses for the producing properties acquired by Prize Energy Corp. from Pioneer Natural Resources USA, Inc. (Acquired Properties) for the years ended December 31, 1998 and 1997. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accompanying statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accompanying statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses of the Acquired Properties.

     In our opinion, the statements referred to above present fairly, in all material respects, the operating revenues and direct operating expenses of the Acquired Properties for the years ended December 31, 1998 and 1997, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP

Fort Worth, Texas
September 3, 1999

              PRODUCING PROPERTIES ACQUIRED BY PRIZE ENERGY CORP.
                    FROM PIONEER NATURAL RESOURCES USA, INC.

              STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

                                                         SIX MONTHS
                                                            ENDED        YEAR ENDED DECEMBER 31,
                                                        JUNE 30, 1999   -------------------------
                                                         (UNAUDITED)       1998          1997
                                                        -------------   -----------   -----------
Revenues:
  Crude sales.........................................   $13,554,676    $30,576,824   $49,697,127
  Natural gas sales...................................    19,050,159     48,485,086    74,836,148
  Natural gas liquids sales...........................     2,513,683      5,493,151     3,477,148
                                                         -----------    -----------   -----------
                                                          35,118,518     84,555,061   128,010,423
Direct operating expenses:
  Lease operating expenses............................     7,356,807     18,318,306    22,561,641
  Oil and gas production taxes........................     3,769,505      8,685,884    11,293,089
                                                         -----------    -----------   -----------
                                                          11,126,312     27,004,190    33,854,730
                                                         -----------    -----------   -----------
Revenues in excess of direct operating expenses.......   $23,992,206    $57,550,871   $94,155,693
                                                         ===========    ===========   ===========

                            See accompanying notes.

              PRODUCING PROPERTIES ACQUIRED BY PRIZE ENERGY CORP.
                    FROM PIONEER NATURAL RESOURCES USA, INC.

                      NOTES TO STATEMENTS OF REVENUES AND
                           DIRECT OPERATING EXPENSES

1. BASIS OF PRESENTATION

     Pursuant to the terms of a Purchase and Sale Agreement dated May 16, 1999 and effective as of July 1, 1999, Prize Energy Corp. (the Company) completed the acquisition of interests in certain oil and gas producing properties (Acquired Properties), primarily located in Texas, Louisiana, and Oklahoma from Pioneer Natural Resources USA, Inc. (Pioneer), for a total of $242 million, including transaction costs, payable in cash and 6% convertible preferred stock.

     The oil and gas revenues and direct operating expenses presented herein relate only to the interests in the Acquired Properties and do not represent all of the oil and gas operations of Pioneer. Oil and gas revenues of the Acquired Properties are recorded on the entitlements method. Direct operating expenses include all costs incurred which are necessary for the production, marketing and distribution of the products produced from the subject properties including, without limitation, costs and expenses of field separation; treatment; dehydration; direct overhead charges (other than costs associated with general corporate activities); pumper, roustabout and field supervision labor; meter calibrations; engineering supervision charges; fuel and electricity; valves, connections and other minor equipment repair; oil and lubricants; major repairs; rental tools and equipment; pipe inspection; trucking; reservoir testing; pressure testing; well plugging; site remediation; operator bonding; insurance charges; salt water disposal; water injection and pressure maintenance; gas compression; hot oil and hot water treatments; filing fees; make-up water purchases; electrician charges; mud and chemicals; pulling and workover units; other miscellaneous supplies and services; and severance, ad valorem and other production related taxes and charges. In addition, lease operating expenses are net of gas plant processing fees and oil and gas production taxes include production and severance taxes and ad valorem taxes associated with the properties. Direct operating expenses do not include charges for depletion, depreciation, amortization and abandonment; federal and state income taxes; interest; or corporate general and administrative expenses. The oil and gas revenues and direct operating expenses for the periods presented may not be indicative of the results of future operations of the properties acquired.

2. SUBSEQUENT EVENT

     Effective July 1, 1999, the Company sold certain mineral interests included in the properties purchased from Pioneer to Blackstone Minerals Co., LP for $32 million. The revenues and direct operating expenses associated with these properties included in the Statements of Revenues and Direct Operating Expenses were as follows:

                                                   SIX MONTHS
                                                      ENDED       YEAR ENDED DECEMBER 31
                                                  JUNE 30, 1999   -----------------------
                                                   (UNAUDITED)       1998         1997
                                                  -------------   ----------   ----------
Revenues........................................   $1,911,603     $5,136,967   $7,189,442
Direct operating expenses.......................      259,018        793,131    1,115,379
                                                   ----------     ----------   ----------
Revenues in excess of direct operating
  expenses......................................   $1,652,585     $4,343,836   $6,074,063
                                                   ==========     ==========   ==========

3. SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE INFORMATION (UNAUDITED)

     Estimated quantities of proved net reserves include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the effective date of the acquisition, under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include those reserves expected to be

              PRODUCING PROPERTIES ACQUIRED BY PRIZE ENERGY CORP.
                    FROM PIONEER NATURAL RESOURCES USA, INC.

                      NOTES TO STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSES -- (CONTINUED)

recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

     The following tables present the proved oil and gas reserves of the Acquired Properties and a rollforward of the changes in proved reserves for 1998 and 1997. Because reserve data prior to December 31, 1998 is not available, these tables assume that the only change in reserve quantities was due to production.

                    ESTIMATED QUANTITIES OF PROVED RESERVES

                                                                  1998
                                                  -------------------------------------
                                                  OIL & NGLS       GAS
                                                    (BBL)         (MCF)         BOE
                                                  ----------   -----------   ----------
Proved reserves.................................  26,051,394   224,026,656   63,389,170
Proved developed reserves.......................  23,136,377   193,193,545   55,335,301
Proved undeveloped reserves.....................   2,915,017    30,833,111    8,053,869

                                                  OIL & NGLS       GAS
                                                    (BBL)         (MCF)         BOE
                                                  ----------   -----------   ----------
Balance, January 1, 1998........................  29,185,695   248,955,853   70,678,337
Production......................................   3,134,301    24,929,197    7,289,167
                                                  ----------   -----------   ----------
Balance, December 31, 1998......................  26,051,394   224,026,656   63,389,170
                                                  ==========   ===========   ==========

                                                                  1997
                                                  -------------------------------------
                                                  OIL & NGLS       GAS
                                                    (BBL)         (MCF)         BOE
                                                  ----------   -----------   ----------
Proved reserves.................................  29,185,695   248,955,853   70,678,337
Proved developed reserves.......................  25,916,897   214,699,528   61,700,152
Proved undeveloped reserves.....................   3,268,798    34,256,325    8,978,185

                                                  OIL & NGLS       GAS
                                                    (BBL)         (MCF)         BOE
                                                  ----------   -----------   ----------
Balance, January 1, 1997........................  32,097,153   280,688,539   78,878,576
Production......................................   2,911,458    31,732,686    8,200,239
                                                  ----------   -----------   ----------
Balance, December 31, 1997......................  29,185,695   248,955,853   70,678,337
                                                  ==========   ===========   ==========

     The following tables are a summary of the standardized measure of discounted future net cash flows related to the proved oil and gas reserves of the Acquired Properties and a rollforward of the standardized measure for 1998 and 1997. Similar to the preceding tables on reserve quantities, because reserve data

              PRODUCING PROPERTIES ACQUIRED BY PRIZE ENERGY CORP.
                    FROM PIONEER NATURAL RESOURCES USA, INC.

                      NOTES TO STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSES -- (CONTINUED)

prior to December 31, 1998 is not available, the tables assume that the only change in reserve quantities was due to production. For these calculations, estimated future cash flows from the future production of proved reserves were computed using oil and gas prices as of the end of each year. The estimates for 1997 cash flows also assume that differentials between published prices, development and production costs and decline curve estimates are consistent with these estimates as of December 31, 1998. Future development and production costs attributable to proved reserves were estimated assuming that conditions existing in 1998 would continue over the economic life of the properties, and costs were not escalated for the future. The Acquired Properties are not a separate tax paying entity. Accordingly, the standardized measure of discounted future net cash flows from proved reserves is presented before deduction of federal income taxes. The information presented below should not be viewed as an estimate of the fair value of the acquired interests, nor should it be considered indicative of any future trends.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                         DECEMBER 31,    DECEMBER 31,
                                                             1998            1997
                                                         -------------   -------------
Future cash inflows....................................  $ 621,543,244   $ 903,476,000
Future production and development costs................   (267,522,684)   (287,390,214)
Discounts of future net cash flows at 10% per annum....   (154,852,977)   (270,121,156)
                                                         -------------   -------------
Standardized measure of discounted future net cash
  flows................................................  $ 199,167,583   $ 345,964,630
                                                         =============   =============
Standardized measure of discounted future net cash
  flows, beginning of year.............................  $ 345,964,430   $ 536,606,060
Oil and gas sales net of production costs..............    (57,550,871)    (94,155,693)
Development costs, accretion of discount, etc..........    (89,245,976)    (96,485,737)
                                                         -------------   -------------
Standardized measure of discounted future net cash
  flows, end of year...................................  $ 199,167,583   $ 345,964,630
                                                         =============   =============

     The weighted-average prices of oil and gas at December 31, 1998 and 1997 used in the calculation of the Standardized Measure were $9.63 and $15.18 per barrel, respectively, for oil, $6.52 and $10.32 per barrel, respectively, for NGL's, and $1.76 and $2.06 per MCF, respectively, for gas.

     Development costs for the year ended December 31, 1998 were $21,138,128. Exploration costs and incremental general and administrative costs were insignificant for all periods presented.

                                   OLD PRIZE

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     On February 8, 2000, Prize Natural Resources, Inc., formerly known as Prize Energy Corp. (Old Prize) merged with Vista Energy Resources, Inc. (Vista) to form Prize Energy Corp. (Prize). Pro forma financial statements for the merger have been included elsewhere in this prospectus. The accompanying pro forma statements of operations reflect certain adjustments for transactions entered into by Old Prize, prior to the merger.

     The accompanying Unaudited Pro Forma Consolidated Condensed Statements of Operations have been prepared by recording pro forma adjustments to the audited Consolidated Statement of Operations of Old Prize for the period ended December 31, 1999, the unaudited consolidated condensed statement of operations of Old Prize for the six months ended June 30, 1999, and the unaudited statement of revenue and direct operating expenses of the producing properties acquired by Prize Energy Corp. from Pioneer Natural Resources USA, Inc. for the six months ended June 30, 1999 (Acquired Properties). The Unaudited Pro Forma Consolidated Condensed Statements of Operations have been prepared assuming the purchase of properties from Pioneer, the subsequent sale of the mineral interests and the purchase of the remaining interest in Sunterra occurred on January 1, 1999.

     The Unaudited Pro Forma Consolidated Condensed Statements of Operations are not necessarily indicative of the results of operations that would have occurred had the transactions been effected on the assumed date. Additionally, future results may vary significantly from the results reflected in the Unaudited Pro Forma Consolidated Condensed Statements of Operations due to normal production declines, changes in prices, future transactions, and other factors. These statements should be read in conjunction with the Consolidated Financial Statements of Prize (Old Prize) and the unaudited statement of revenue and direct operating expenses of the producing properties acquired by Prize Energy Corp. from Pioneer Natural Resources USA, Inc. for the six months ended June 30, 1999.

                                   OLD PRIZE

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999

                                                              ACQUIRED
                                             OLD PRIZE       PROPERTIES
                                         JANUARY 15, 1999    SIX MONTHS
                                            (INCEPTION)        ENDED
                                              THROUGH         JUNE 30,     PRO FORMA        PRO FORMA
                                         DECEMBER 31, 1999      1999      ADJUSTMENTS       OLD PRIZE
                                         -----------------   ----------   -----------       ---------
                                                                (IN THOUSANDS)
Revenues:
  Oil and gas sales....................       $47,978         $35,119      $   (594)(a)(b)   $82,503
Cost and expenses:
  Lease operating expenses.............        16,607          11,127           260(a)(b)     27,994
  Depreciation, depletion and
     amortization......................         8,714              --         8,924(c)        17,638
  General and administrative...........         2,831              --         3,250(d)         6,081
                                              -------         -------      --------          -------
          Total costs and expenses.....        28,152          11,127        12,434           51,713
                                              -------         -------      --------          -------
Operating income (loss)................        19,826          23,992       (13,028)          30,790
Other:
  Interest (income) expense............         6,070              --         4,984(e)        11,054
  Other................................          (268)             --            88(b)          (180)
                                              -------         -------      --------          -------
          Total other..................         5,802              --         5,072           10,874
                                              -------         -------      --------          -------
Income before income tax...............        14,024          23,992       (18,100)          19,916
Provision for income tax...............         4,915              --         2,448(f)         7,363
                                              -------         -------      --------          -------
Net income.............................         9,109          23,992       (20,548)          12,553
Less preferred dividends...............          (907)             --          (934)(g)       (1,841)
                                              -------         -------      --------          -------
Income available to common
  stockholders.........................       $ 8,202         $23,992      $(21,482)         $10,712
                                              =======         =======      ========          =======

                            See accompanying notes.

                                   OLD PRIZE

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1999

                                                               ACQUIRED
                                              OLD PRIZE       PROPERTIES
                                           JANUARY 15, 1999   SIX MONTHS
                                             (INCEPTION)        ENDED
                                               THROUGH         JUNE 30,     PRO FORMA        PRO FORMA
                                            JUNE 30, 1999        1999      ADJUSTMENTS       OLD PRIZE
                                           ----------------   ----------   -----------       ---------
                                                                 (IN THOUSANDS)
Revenues:
  Oil and gas sales......................       $  --          $35,119      $   (594)(a)(b)   $34,525
Cost and expenses
  Lease operating expenses...............          --           11,127           260(a)(b)     11,387
  Depreciation, depletion and
     amortization........................          --               --         8,717(c)         8,717
  General and administrative.............          17               --         3,250(d)         3,267
                                                -----          -------      --------          -------
          Total costs and expenses.......          17           11,127        12,227           23,371
                                                -----          -------      --------          -------
Operating income (loss)..................         (17)          23,992       (12,821)          11,154
Other:
  Interest (income) expense..............        (102)              --         4,984(e)         4,882
  Other..................................         (88)              --            88(b)            --
                                                -----          -------      --------          -------
          Total other....................        (190)              --         5,072            4,882
                                                -----          -------      --------          -------
Income before income tax.................         173           23,992       (17,893)           6,272
Provision for income tax.................          64               --         2,255(f)         2,319
                                                -----          -------      --------          -------
Net income...............................         109           23,992       (20,148)           3,953
Less preferred dividends.................          --               --          (907)(g)         (907)
                                                -----          -------      --------          -------
Income available to common
  stockholders...........................       $ 109          $23,992      $(21,055)         $ 3,046
                                                =====          =======      ========          =======

                            See accompanying notes.

                                   OLD PRIZE

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                         CONDENSED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The unaudited pro forma consolidated condensed statement of operations of Prize Natural Resources, Inc., formerly known as Prize Energy Corp. (Old Prize) have been prepared to give effect to the 1999 acquisition of oil and gas properties from Pioneer Natural Resources USA, Inc. (Pioneer), the subsequent sale of certain mineral interests which were included in the purchase from Pioneer and the purchase of the remaining interests of Sunterra Petroleum LLC (Sunterra).

     In July 1999, Old Prize sold a group of mineral interests for $32 million which were acquired with the oil and gas properties purchased from Pioneer. The properties were located outside Old Prize's principal operating area of Texas and Oklahoma, and the sale was effective July 1, 1999. Accordingly, the properties were assigned a value of $32 million when purchased and no gain or loss was recognized on disposal.

     Upon the formation of Old Prize, certain stockholders contributed a minority investment in Sunterra. In July 1999, Old Prize purchased the remaining interest in Sunterra. Prior to the purchase of the remaining interest, Prize's investment in Sunterra was accounted for under the equity method.

     The pro forma statements of operations assume the transactions took place on January 1, 1999.

     The following is a description of the individual columns included in this unaudited pro forma condensed consolidated statements of operations.

     Old Prize -- Represents the audited consolidated statement of operations of Old Prize for the period January 15, 1999 (Inception) through December 31, 1999 and the unaudited consolidated statement of operations of Old Prize for the period January 15, 1999 (Inception) through June 30, 1999.

     Acquired Properties -- Represents the unaudited statement of revenues and direct operating expenses of the oil and gas properties acquired from Pioneer for the six months ended June 30, 1999.

(2) PRO FORMA ADJUSTMENTS

     (a) To reduce the revenues and direct operating expenses associated with the mineral interests acquired from Pioneer, which were subsequently sold.

     (b) To increase revenues and direct operating expenses for Sunterra's production and operating expenses and reverse the equity method income recognized prior to the purchase of the remaining interest in Sunterra.

     (c) To recognize depletion, depreciation, and amortization associated with the Acquired Properties and the properties of Sunterra.

     (d) To recognize estimated incremental general and administrative expense necessary to administer the properties acquired in the Pioneer and Sunterra acquisitions of approximately $3,250,000. In the aggregate, these costs include the salary and benefits of an estimated 40 employees, insurance coverage, office space, communication, accounting and legal costs.

     (e) To recognize interest expense associated with the borrowings used to finance the acquisition of the Acquired Properties and the debt assumed from Sunterra based on the weighted average interest rate of 6.84%.

     (f) To adjust income tax expense based on the pro forma earnings before income tax and an assumed tax rate of 37%.

     (g) To reflect the dividends on the preferred stock issued to Pioneer as partial consideration for the Acquired Properties. The preferred stock earns a dividend of 6%, which is payable in additional preferred shares prior to January 1, 2002. Accordingly, this adjustment assumes that additional preferred shares of 70 and 142 (not adjusted for the Vista merger) were issued as of June 30, 1999 and December 31, 1999, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Vista Energy Resources, Inc.:

     We have audited the accompanying consolidated balance sheets of Vista Energy Resources, Inc. (a Delaware corporation) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Energy Resources, Inc. as of December 31, 1999 and 1998, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
February 16, 2000

                          VISTA ENERGY RESOURCES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1999           1998
                                                              ------------   ------------
                                         ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $    454,890   $         --
  Accounts receivable:
     Oil and gas sales......................................     2,654,005      1,498,727
     Trade..................................................       560,521        900,401
  Other.....................................................       315,143        262,218
                                                              ------------   ------------
          Total current assets..............................     3,984,559      2,661,346
PROPERTY AND EQUIPMENT:
  Oil and gas properties, based on successful efforts
     accounting.............................................    94,965,190     86,970,665
  Other.....................................................       596,807        529,771
                                                              ------------   ------------
                                                                95,561,997     87,500,436
  Less accumulated depreciation, depletion and
     amortization...........................................   (35,618,237)   (30,956,448)
                                                              ------------   ------------
  Property and equipment, net...............................    59,943,760     56,543,988
OTHER ASSETS................................................       829,215        537,983
                                                              ------------   ------------
          Total Assets......................................  $ 64,757,534   $ 59,743,317
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................  $  4,671,916      2,829,495
  Accrued expenses..........................................       499,145        259,117
                                                              ------------   ------------
          Total current liabilities.........................     5,171,061      3,088,612
LONG-TERM DEBT..............................................    53,000,000     50,730,894
DEFERRED TAX LIABILITY......................................     1,003,000        350,000
OTHER LONG-TERM LIABILITIES.................................       205,116        205,116
STOCKHOLDERS' EQUITY:
  Common Stock, par value $.01 per share;
     Authorized -- 7,142,857 shares; 2,339,090 issued and
     2,338,190 outstanding at December 31, 1999; 2,339,090
     issued and 2,330,334 outstanding at December 31,
     1998;..................................................       163,736        163,736
  Treasury Stock -- 900 and 8,756 shares at December 31,
     1999 and 1998, respectively............................       (21,798)      (212,070)
  Additional paid in capital................................    24,983,937     25,071,099
  Retained earnings (deficit)...............................   (19,747,518)   (19,654,070)
                                                              ------------   ------------
          Total stockholders' equity........................     5,378,357      5,368,695
                                                              ------------   ------------
          Total liabilities and stockholders' equity........  $ 64,757,534   $ 59,743,317
                                                              ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                          VISTA ENERGY RESOURCES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          1999           1998          1997
                                                       -----------   ------------   -----------
REVENUES:
  Oil and gas sales..................................  $18,754,647   $  8,737,056   $ 8,874,961
                                                       -----------   ------------   -----------
          Total revenues.............................   18,754,647      8,737,056     8,874,961
COSTS AND EXPENSES:
  Lease Operating....................................    6,676,143      4,398,384     3,688,695
  Exploration Costs..................................       52,850         32,077        97,211
  Depreciation, depletion and amortization...........    4,777,352      3,014,707     2,169,098
  Impairment of oil and gas properties...............           --     24,849,632            --
  General and administrative.........................    2,764,596      1,743,814       987,020
  Amortization of Unit Option Awards.................           --      4,262,089       315,518
                                                       -----------   ------------   -----------
          Total costs and expenses...................   14,270,941     38,300,703     7,257,542
                                                       -----------   ------------   -----------
          Operating income (loss)....................    4,483,706    (29,563,647)    1,617,419
  Gain (loss) on sale of property....................      146,231       (317,293)      (87,678)
  Interest income....................................       12,112          5,833            --
  Interest expense...................................   (4,144,392)    (1,597,350)   (1,048,009)
  Other income.......................................       61,895        111,745       115,949
                                                       -----------   ------------   -----------
NET INCOME (LOSS) BEFORE TAXES.......................      559,552    (31,360,712)      597,681
  Income tax expense (benefit):
     Current.........................................           --             --           N/A
     Deferred........................................      653,000     (6,560,351)          N/A
                                                       -----------   ------------   -----------
NET INCOME (LOSS)....................................  $   (93,448)  $ 24,800,361)  $   597,681
                                                       ===========   ============   ===========
Earnings (loss) per share:
  Basic..............................................  $      (.04)  $     (13.68)  $       .34
  Diluted............................................         (.04)        (13.68)          .34
                                                       ===========   ============   ===========
Actual Net Income (Loss).............................  $   (93,448)  $(24,800,361)  $   597,681
  Pro Forma tax expense..............................          N/A            N/A       211,720
                                                       -----------   ------------   -----------
PRO FORMA NET INCOME (LOSS)..........................  $   (93,448)  $(24,800,361)  $   385,961
                                                       ===========   ============   ===========
Pro Forma earnings (loss) per share:
  Basic..............................................  $      (.04)  $     (13.68)  $       .22
  Diluted............................................  $      (.04)  $     (13.68)  $       .22
Weighted Average Shares Outstanding (Note 10)........    2,332,298      1,812,473     1,750,501
                                                       ===========   ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                          VISTA ENERGY RESOURCES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                           ADDITIONAL                                         TOTAL
                                               TREASURY      PAID IN                         PARTNERS'    STOCKHOLDERS'
                         SHARES      AMOUNT      STOCK       CAPITAL     RETAINED DEFICIT     EQUITY         EQUITY
                        ---------   --------   ---------   -----------   ----------------   -----------   -------------
BALANCE at December
  31, 1996............         --         --          --            --               --       6,783,453      6,783,453
Unit option awards....         --         --          --            --               --         315,518        315,518
Net income............         --         --          --            --               --         597,681        597,681
                        ---------   --------   ---------   -----------     ------------     -----------   ------------
BALANCE at December
  31, 1997............         --         --          --            --               --       7,696,652      7,696,652
Net loss through
  October 28, 1998....         --         --          --            --               --      (5,146,291)    (5,146,291)
Midland Merger........  2,339,090    163,736    (212,070)   25,071,099               --      (6,812,450)    18,210,315
Unit option awards....         --         --          --            --               --       4,262,089      4,262,089
Net loss subsequent to
  Midland Merger......         --         --          --            --      (19,654,070)             --    (19,654,070)
                        ---------   --------   ---------   -----------     ------------     -----------   ------------
BALANCE at December
  31, 1998............  2,339,090    163,736    (212,070)   25,071,099      (19,654,070)             --      5,368,695
Reissuance of treasury
  stock...............         --         --     190,272       (87,162)              --              --        103,110
Net Loss..............         --         --          --            --          (93,448)             --        (93,448)
                        ---------   --------   ---------   -----------     ------------     -----------   ------------
BALANCE at December
  31, 1999............  2,339,090   $163,736   $ (21,798)  $24,983,937     $(19,747,518)    $        --   $  5,378,357
                        =========   ========   =========   ===========     ============     ===========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                          VISTA ENERGY RESOURCES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1999           1998           1997
                                                      -----------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................................  $   (93,448)  $(24,800,361)  $    597,681
  Adjustments to reconcile net income (loss) to cash
     provided by operating activities:
     Impairment of oil and gas properties...........           --     24,849,632             --
     Depreciation, depletion and amortization.......    4,777,352      3,014,707      2,169,098
     Provision for income taxes.....................      653,000     (6,560,351)            --
     Treasury stock issued for compensation.........      103,110             --             --
     Amortization of unit option awards.............           --      4,262,089        315,518
     Exploration cost...............................       15,000         32,077         97,211
     (Gain) loss on sale of property................     (146,231)       317,293         87,678
  Changes in working capital
     Increase in Accounts Receivable................     (815,399)      (649,975)      (365,595)
     Increase in other current assets...............      (52,925)      (178,699)       (10,594)
     Increase in other non-current assets...........     (406,794)      (391,100)       (95,828)
     (Decrease) increase in Accounts Payable and
       accrued expenses.............................    1,842,421       (520,550)       578,641
     (Decrease) increase in other non-current
       liabilities..................................      240,028        (30,395)            --
                                                      -----------   ------------   ------------
          Net cash provided by (used in) operating
            activities..............................    6,116,114       (655,633)     3,373,810
                                                      -----------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...............   (8,265,549)   (22,805,360)   (13,038,815)
  Proceeds from sales of property and Equipment.....      335,219        548,364        390,000
                                                      -----------   ------------   ------------
          Net cash used in investing activities.....   (7,930,330)   (22,256,996)   (12,648,815)
                                                      -----------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of borrowings.............................   (1,030,894)   (31,446,022)      (418,649)
  Proceeds from issuance of debt....................    3,300,000     53,831,522      9,703,572
                                                      -----------   ------------   ------------
          Net cash provided by financing
            activities..............................    2,269,106     22,385,500      9,284,923
                                                      -----------   ------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................      454,890       (527,129)         9,918
CASH AND CASH EQUIVALENTS:
  Beginning of period...............................           --        527,179        517,211
                                                      -----------   ------------   ------------
  End of period.....................................  $   454,890   $         --   $    527,129
                                                      ===========   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                          VISTA ENERGY RESOURCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION:

     Vista Energy Resources, Inc. and its subsidiaries (collectively, "Vista" or the "Company") is a Delaware corporation whose common stock is listed and traded on the American Stock Exchange. The Company was incorporated in May 1998 for the purpose of continuing and consolidating the operations of Vista Resources Partners, L.P., a Texas limited partnership (the "Vista Partnership"), and Midland Resources, Inc., a publicly traded Texas corporation ("Midland Resources"). The merger of the Vista Partnership and Midland Resources (the "Midland Merger") was completed on October 28, 1998. The Company is an independent oil and gas company engaged in the acquisition, exploration, production and development of oil and natural gas primarily in the Permian Basin of West Texas, Southeastern New Mexico and the onshore Gulf Coast region of South Texas.

     Vista Resources I, Inc., a Texas corporation (the "General Partner"), now a wholly-owned subsidiary of the Company, serves as the sole general partner of the Vista Partnership. Vista Resources, Inc., a wholly owned subsidiary of the Company ("Vista Resources"), currently serves as the operator of properties in which the Company or its subsidiaries acquires or otherwise owns operating working interests.

     On October 28, 1998, pursuant to the terms of an Exchange Agreement dated June 15, 1998 (the "Exchange Agreement"), the Company acquired all of the outstanding partnership interests of the Vista Partnership and all of the outstanding shares of common stock of the General Partner in exchange for shares of Common Stock of the Company (the "Conversion"). The Conversion was accounted for as a transfer of assets and liabilities between affiliates under common control and resulted in no change in carrying values of these assets and liabilities. The Conversion and other transactions contemplated by the Exchange Agreement were consummated immediately prior to the closing of the Midland Merger. As a result of the Conversion and the Midland Merger, security holders of Midland Resources acquired 638,589 shares (after giving effect to the 1 for 7 reverse stock split in conjunction with the Prize merger) or 27.3 percent of the outstanding "Common Stock" of the Company, and security holders of the Vista Partnership acquired 1,700,501 shares of Common Stock, or 72.7 percent. Accordingly, the accompanying financial statements include the results of operations of the Company and Midland Resources since October 28, 1998, and the results of the Vista Partnership prior to that date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include financial statements of the Company and its wholly-owned subsidiaries, including Midland Resources, the General Partner, Vista Resources and Vista Resources Partners, L.P. All significant intercompany transactions and balances have been eliminated in preparation of the consolidated financial statements.

CASH AND CASH EQUIVALENTS

     All highly-liquid investments with original maturities of three months or less are considered to be cash equivalents.

                          VISTA ENERGY RESOURCES, INC.

ACCOUNTS RECEIVABLE

     Trade receivables represent billings to other working interest owners for their share of costs on wells for which the Company serves as the operator.

OIL AND GAS PROPERTIES

     The Company follows the successful efforts method of accounting for its oil and gas properties whereby costs of productive wells, developmental dry holes and productive leases are capitalized and amortized on a unit-of-production basis over the respective properties' remaining proved reserves. Amortization of capitalized costs of oil and gas properties is provided on a property-by-property basis. Gains or losses are recorded on the sale of oil and gas properties if the entire amortization base is sold.

     Leasehold costs are capitalized when incurred. Unproved oil and gas properties with significant acquisition costs are periodically assessed and any impairment in value is charged to exploration costs. The costs of unproved properties which are not individually significant are assessed periodically in the aggregate based on historical experience, and any impairment in value is charged to exploration costs. The costs of unproved properties which are determined to be productive are transferred to proved oil and gas properties.

     Exploration costs, such as geological and geophysical expenses and annual delay rentals, are charged to expense as incurred. Exploratory drilling costs, if any, including the costs, if any, of stratigraphic test wells, are initially capitalized but charged to expense if and when the well is determined to be unsuccessful or one year has passed, whichever comes first.

IMPAIRMENT OF OIL AND GAS PROPERTIES

     The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that proved oil and gas properties be assessed for an impairment in their carrying value whenever events or changes in circumstances indicate that such carrying value may not be recoverable. SFAS 121 requires that this assessment be performed by comparing the undiscounted future net cash flows and net carrying value of oil and gas properties. This assessment must generally be performed on a property-by-property basis. No impairment was recognized by the Company for the year ended December 31, 1999. For the year ended December 31, 1998, the Company recognized an impairment of its oil and gas properties in the amount of $24.8 million due to the significant decline in oil and gas commodity prices realized during 1998, coupled with the effect of applying purchase accounting to the Midland Merger. No such impairment of the carrying value of oil and gas properties was required in 1997.

     SFAS 121 requires that future revenue from the Company's oil and gas production be estimated at prices at which management expects such products will be sold. In evaluating its oil and gas properties for impairment at December 31, 1999, management has estimated such future product prices at levels which it believes are reasonable and supportable. Any downward revisions to management's estimates of product prices could result in additional impairments of its oil and gas properties in future periods.

OTHER PROPERTY AND EQUIPMENT

     Other property and equipment are comprised of furniture, office equipment, fixtures and automobiles. These items are amortized on a straight-line basis over their estimated useful lives, which range from five to seven years.

                          VISTA ENERGY RESOURCES, INC.

OTHER ASSETS

     Other assets are primarily comprised of deferred debt issuance costs and are presented net of accumulated amortization in the financial statements. For the year ended December 31, 1998, the Company expensed all previously capitalized organization costs and the debt issuance costs associated with its former bank financing with Union Bank of California in accordance with SOP 98-5, "Reporting on the Costs of Start-Up Activities" totaling $0.6 million. Deferred debt issuance costs associated with the existing BankBoston, N.A. ("BankBoston") credit facility of $.6 million and $.4 million at December 31, 1999 and 1998, respectively, are being amortized over the life of the related debt agreements.

REVENUE RECOGNITION POLICY

     Revenues are recorded when products have been delivered and services have been performed. The Company uses the sales method to account for gas imbalances. Under this method, revenue is recognized based on the cash received rather than the Company's proportionate share of gas produced. The Company's imbalances at year ended December 31, 1999 and 1998 were not significant.

INCOME TAXES

     Prior to the Conversion, the results of operations of the Company were included in the tax returns of its owners. As a result, tax strategies were implemented that are not necessarily reflective of strategies the Company would have implemented as a taxable entity. In addition, the tax net operating losses generated by the Company during the period from its inception, September 21, 1995, to the date of the Conversion, October 28, 1998, will not be available to the Company to offset future taxable income as such benefit accrued to the owners.

     In conjunction with the Conversion, the Company adopted SFAS 109, "Accounting for Income Taxes." Under this method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in enacted tax rates is recognized in income in the period that includes the enactment date. SFAS 109 requires that the net deferred tax liabilities of the Company on the date of the Conversion be recognized as a component of income tax expense. The Company recognized approximately $2.6 million in deferred tax liabilities and income tax expense as of the date of the Conversion.

     Upon the Conversion, the Company became taxable as a corporation. Pro forma income tax information presented in the accompanying consolidated statements of operations, reflects the income tax expense (benefit) and net income (loss) as if all Vista Partnership income had been subject to corporate federal income tax, exclusive of the effects of recording the Company's net deferred tax liabilities upon the Conversion.

SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest for the year ended December 31, 1999, 1998 and 1997 was $4.1 million, $1.2 million and $0.7 million, respectively. No amounts have been paid for income taxes.

                          VISTA ENERGY RESOURCES, INC.

FINANCIAL INSTRUMENTS

     The Company uses derivatives on a limited basis to hedge against interest rate and product prices risks, as opposed to their use for trading purposes. The Company's policy is to ensure that a correlation exists between the financial instruments and the Company's pricing in its sales contracts prior to entering into such contracts. Gains and losses on commodity futures contracts and other price risk management instruments are recognized in oil and natural gas revenues when the hedged transaction occurs. Cash flows related to derivative transactions are included in operating activities.

ACCOUNTING FOR STOCK OPTIONS

     Upon the Conversion, the Company adopted the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation will be recorded for stock options or other stock-based awards that are granted with an exercise price equal to or above the common stock price on the date of the grant. The Company will, however, follow the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation" which requires the Company to present pro forma disclosures of net income and earnings per share as if compensation expense was recognized for employee stock options.

CREDIT AND PERFORMANCE RISKS

     Credit risk is the risk of loss as a result of nonperformance by financial counterparties of their contractual obligations. Because the loss can occur at some point in the future, a potential exposure is added to current replacement value to arrive at a total expected credit exposure. Performance risk results when a counterparty fails to fulfill its contractual obligation such as commodity pricing or volume commitments. Typically these risk obligations are defined within the trading agreements. The Company believes these credit and performance risks are negligible.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of the Company's cash and cash equivalents approximates their fair value of those instruments due to their short maturity. The fair value of the Company's long-term debt is based on the current rates offered to the Company for debt with the same remaining maturity. The Company believes the fair value of its long-term debt approximates its carrying value due to its variable interest rate.

REVERSE STOCK SPLIT

     Effective as of February 8, 2000, the Company's stockholders approved a one-for-seven reverse stock split. All earnings per share and share amounts in these financial statements have been restated for all periods presented to reflect the reverse stock split.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and displaying of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. For the years ended December 31, 1999, 1998 and 1997, the Company reported no differences between comprehensive income (loss) and net income (loss).

     In June 1997, the FASB issued SFAS 131,"Disclosures about Segments of an Enterprise and Related Information," which requires reporting of financial and descriptive information about a company's reportable operating segments. The Company has identified only one operating segment, which is the exploration and production of oil and gas.

                          VISTA ENERGY RESOURCES, INC.

     In June 1998, the FASB issued Statement of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted for fiscal years beginning after June 15, 2000. SFAS 133 requires that derivatives be reported on the balance sheet at fair value and, if the derivative is not designated as a hedging instrument, changes in fair value must be recognized in earnings in the period of change. If the derivative is designated as a hedge, and to the extent such hedge is determined to be effective, changes in fair value are either offset by the change in fair value of the hedged asset or liability (if applicable) or reported as a component of other comprehensive income in the period of change, and subsequently recognized in earnings when the offsetting hedged transaction occurs. The definition of derivatives has also been expanded to include contracts that require physical delivery of oil and gas if the contract allows for net cash settlement. The Company primarily uses derivatives to hedge product price and interest rate risks. These derivatives are recorded at cost, and gains and losses on such derivatives are reported when the hedged transaction occurs. Accordingly, adoption of SFAS 133 will have an impact on the reported financial position of the Company, and although such impact has not been determined, it is currently not believed to be material. Adoption of SFAS 133 should have no significant impact on reported earnings, but could materially affect comprehensive income.

RECLASSIFICATIONS

     Certain amounts in the prior periods' financial statements have been reclassified to conform with the current year presentation.

3. SIGNIFICANT ACQUISITIONS OF OIL AND GAS PROPERTIES AND OTHER ASSETS:

  1999 Acquisitions

     The Company made no material asset acquisitions during 1999.

  1998 Acquisitions

     On October 28, 1998, the Company completed the Conversion and the Midland Merger (see Note 1). The Company issued 638,589 shares of common stock and 165,896 warrants with an exercise price of $28.00 per share to the Midland Resources shareholders and warrant holders and assumed 261,800 Midland Resources employee options (which expired without exercise in February 1999). The Company also assumed 2,522,670 Midland Resources warrants to effect the Midland Merger. In connection with the Midland Merger, the Company issued 1,700,501 shares of common stock and 8,563,028 warrants with an exercise price of $28.00 per share to the Vista Partnership's existing partners so that the security holders of the Vista Partnership would own 72.7 percent of the Company's outstanding stock and warrants. The estimated value recorded for the consideration paid to the Midland Resources shareholders was based on the market value of the Midland Resources securities at the announcement of the Midland Merger on May 26, 1998. The allocation of the purchase price for the assets acquired and liabilities assumed was as follows:

Working capital.......................................   $   (895,132)
Oil and gas properties................................     37,296,391
Debt assumed..........................................    (10,445,394)
Deferred income taxes.................................     (6,910,351)
                                                         ------------
  Purchase Price......................................   $ 19,045,514
                                                         ============

     From the announcement of the Midland Merger in May 1998 to the closing in October 1998, the trading price of the Midland Resources common stock declined. In addition, oil prices decreased significantly from May 1998 to December 1998. Accordingly, at December 31, 1998 the Company

                          VISTA ENERGY RESOURCES, INC.

recorded a significant impairment charge to the allocated value of oil and gas properties recorded in purchase accounting for the Midland Merger. The total impairment recognized related to the properties acquired from Midland Resources was approximately $22.2 million.

     On December 18, 1998 (effective date of October 1, 1998), the Company acquired working interests ranging from 65 percent to 85 percent in a group of oil and gas producing leases from IP Petroleum Company, Inc. and certain of its working interest partners. These leases are located primarily in the War-Wink area of Ward and Winkler Counties, Texas, and the interests were acquired for a purchase price of $19.1 million (the "IP Acquisition"). Collectively, the Midland Merger and the IP Acquisition are referred to herein as the "1998 Acquisitions."

  Pro Forma Condensed Statements of Operations

     The following unaudited Pro Forma Condensed Combined Statements of Operations for the years ended December 31, 1998 and 1997 give effect to the 1998 and 1997 Acquisitions as if the acquisitions had been consummated at January 1, 1998 and 1997. The unaudited pro forma data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred had the transactions been consummated at the dates indicated, nor are they necessarily indicative of future operating results.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                               FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                            --------------------------
                                                                1998          1997
                                                            ------------   -----------
Total revenues............................................  $ 17,201,844   $25,366,211
Net income (loss).........................................   (25,583,668)    2,548,993
Basic income (loss) per share.............................        (10.99)          .16
Diluted net income (loss) per share.......................        (10.99)          .16

  1997 Acquisitions

     In addition to acquiring various additional small working interests and overriding royalty interests in properties already owned and operated by the Company, the Company closed two significant producing property acquisitions in 1997 (collectively, the "1997 Acquisitions"). In May 1997, the Company acquired all of the interests of Coastal Oil and Gas Corporation in three producing leases located in the Howard Glasscock Field, Howard County, Texas, for a net purchase price of $1.1 million. The interests acquired were attributable to leases in which the Company already owned interests and which were operated by the Company.

     Effective as of July 1, 1997, the Company acquired substantially all of the producing oil and gas properties (representing working interests ranging from 25 percent to 100 percent in approximately 44 wells located in West Texas, South Texas, East Texas and Southeastern New Mexico) from E.G. Operating, a division of FGL, Inc., for a net purchase price of $6.1 million. All of the Company's 1997 acquisitions were funded through a combination of proceeds from long-term borrowings and cash provided by operating activities.

     All of the acquisitions described above (1998 and 1997) were accounted for using the purchase method of accounting. Accordingly, results of operations from these acquisitions are included in the accompanying financial statements only as of the closing dates for each of the acquisitions involved.

                          VISTA ENERGY RESOURCES, INC.

4. SALE OF OIL AND GAS PROPERTIES:

     During 1999, the Company sold certain oil and gas properties for a total net consideration of $.3 million, which resulted in a recognized gain of $.1 million. During 1998, the Company sold certain oil and gas properties for a total net consideration of $0.5 million, which resulted in a recognized loss of $0.3 million. During 1997, the Company sold certain oil and gas properties for a total net consideration of $0.4 million, which resulted in a recognized loss of $0.1 million. All of the properties sold in 1999, 1998 and 1997 were lower-end, non-strategic, producing oil and gas leases located primarily in the Permian Basin of West Texas.

5. OIL AND GAS PRODUCING ACTIVITIES:

     The following table sets forth certain information regarding the aggregate capitalized costs of oil and gas properties:

                                                               AS OF DECEMBER 31,
                                                           ---------------------------
                                                               1999           1998
                                                           ------------   ------------
Proved properties........................................  $ 93,368,275   $ 86,142,634
Unproved properties......................................     1,596,915        828,031
  Accumulated depreciation, depletion and amortization...   (35,438,170)   (30,850,079)
                                                           ------------   ------------
          Net Capitalized Costs..........................  $ 59,527,020   $ 56,120,586
                                                           ============   ============

     The following table sets forth certain information regarding costs incurred in connection with the Company's oil and gas producing activities:

                                                           AS OF DECEMBER 31,
                                                 --------------------------------------
                                                    1999         1998          1997
                                                 ----------   -----------   -----------
Property acquisitions:
  Proved properties............................  $3,019,815   $53,822,839   $ 7,217,464
  Unproved properties..........................     895,955       681,665        19,295
  Development costs............................   4,076,436       603,396     5,381,429
  Exploration costs............................      52,850        32,077       176,792
                                                 ----------   -----------   -----------
                                                 $8,045,056   $57,139,977   $12,794,980
                                                 ==========   ===========   ===========

6. LONG-TERM DEBT:

     As of December 31, 1999, $53.0 million was outstanding under a $100 million revolving Credit Agreement dated December 18, 1998, and accompanying note (the "Credit Facility") with BankBoston subject to a borrowing base, which is redetermined on a semi-annual basis. The borrowing base at December 31, 1999 was $55 million. The next scheduled borrowing base redetermination is scheduled for February 28, 2000. Borrowings under the Credit Facility are to be used for the acquisition and development of oil and gas properties and for other Company purposes.

     The Company has two options with respect to interest rate elections on borrowings under the Credit Facility. The Company may either elect an interest rate equal to (i) the Alternate Base Rate plus the Applicable Margin ("Prime Basis") or (ii) a Eurodollar rate (i.e., London Interbank Offered Rate) plus the Applicable Margin ("LIBOR Basis"). The Applicable Margin (as defined in the Credit Facility) will be adjusted for Borrowing Base usage. The LIBOR Basis option provides for one-, two-, three-, six- and twelve- month interest periods. At December 31, 1999, the effective interest rate on the amount outstanding was
8.98 percent.

                          VISTA ENERGY RESOURCES, INC.

     Unless otherwise extended by BankBoston, the Credit Facility converts to a three-year fully amortizing term loan at December 15, 2001.

     The obligations of the Company under the Credit Facility are secured by a first lien deed of trust on the Company's interests in certain of its oil and gas properties.

     The Credit Facility contains two financial covenants including a minimum current ratio, including available borrowings, of 1:1 and an interest coverage to EBITDA test (2.0 to 1.0 for the four-fiscal quarter period ending December 31, 1998; 2.25 to 1.0 for the four-fiscal quarter period ending March 31, 1999; and 2.5 to 1.0 for each four-fiscal quarter period thereafter). The Credit Facility also includes covenants which, among other things, restrict the incurrence of additional indebtedness and the sale or acquisition of oil and gas properties above certain levels without the consent of the lender.

     Effective as of December 23, 1997, the Company entered into an interest rate swap accounted for as a hedge with any realized gains or losses appropriately recorded as interest expense (See Note 12 for further discussion of hedge accounting). The swap consists of a $10 million notional amount of indebtedness at a fixed swap rate of 6.02 percent three-month LIBOR for the Company. Effective as of January 1, 1999, this interest rate swap was assigned to BankBoston. In conjunction with such assignment the terms of the swap were modified to reduce the fixed swap rate from 6.02 percent to 5.65 percent and to provide for the right of BankBoston, at its option, to extend the term of the swap until December 23, 2000. BankBoston elected not to extend the term of the swap. Accordingly, the swap terminated on December 23, 1999.

     The aggregate maturities of long-term debt at December 31, 1999, are as follows:

2000...................................................   $         0
2001...................................................             0
2002...................................................    17,666,667
2003...................................................    17,666,667
2004...................................................    17,666,666
                                                          -----------
          Totals.......................................   $53,000,000
                                                          ===========

7. EMPLOYEE BENEFIT PLANS:

  Stock Option Plan

     In October 1998, the Company adopted its 1998 Key Employee Stock Option Plan (the "1998 Plan") for key employees of the Company. Under the 1998 Plan, options to acquire up to 128,571 shares of common stock of the Company may be granted and outstanding at any given time. The specific terms of grant and exercise are determinable by the Compensation Committee of the Board of Directors of the Company. No options were issued in 1998 or 1999. The exercise price for the options must not be less than the fair market value per common share at the date of grant. The options vest over a three-year period (33 percent, 66 percent and 100 percent) and expire five years from the date of grant.

  Prior Vista Partnership Option Plan

     Effective September 26, 1995, the board of directors of the General Partner of the Vista Partnership adopted an original Option Plan (the "Plan") for certain officers and employees of the Vista Partnership and its affiliates. The Plan authorizes the grant of options to acquire units of limited partnership interests in the Vista Partnership ("Units"). Effective April 1, 1997, the board of directors of the General Partner of the Vista Partnership amended and restated the Plan in order to provide for additional options to be added to the Plan (the "Amended Plan"). As of December 31, 1997, the Amended Plan provided for future awards of options of up to 165,000 Units.

                          VISTA ENERGY RESOURCES, INC.

     The Amended Plan provided for the issuance of 1,580,321 options in six separate series with an initial exercise price of $1 (series A-D or "$1 options") and $2 (series E-F or "$2 options") which were to be increased 10 percent per annum from the initial plan adoption date of September 26, 1995, for the $1 options and April 1, 1997, for the $2 options. Option A series, covering 550,358 units, was to vest at a rate of one-third of the options at each of the dates of April 1, 1998, 1999 and 2000. Option B, C, D and E series were to vest on the dates that the board determines that the current value of partnership units had increased by a factor of 3, 4, 5 and 6, respectively, or on the date that such per unit amounts of cash or other assets have been or are authorized to be distributed to the partners. Option B, C, D and E series covered 152,877; 159,826; 167,260 and 350,000 units, respectively.

     Prior to the closing of the Midland Merger, all options under the Amended Plan vested and such options were exercised by the option holders. At the closing of the Midland Merger, the Units issued as a result of the exercise of the options were exchanged for shares of Common Stock of the Company pursuant to the Exchange Agreement (See Note 1). Accordingly, the Amended Plan was terminated effective with the closing of the Midland Merger.

     Prior to the closing of the Midland Merger, the Company accounted for the Units issued under the Amended Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Based on an estimated fair value of $2 per unit, the Company recorded a noncash charge for the expected value of the vested $1 options in the amount of $0.3 million for the year ended December 31, 1997. As a result of the exercise of the options, the exchange of the Units received pursuant to such exercise under the Exchange Agreement and the termination of the Amended Plan, the Company recorded a noncash charge in the amount of $4.3 million for the year ended December 31, 1998. Had compensation cost for the Amended Plan been determined consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company would not have reported any compensation cost related to the Amended Plan for any periods presented in the accompanying Consolidated Statements of Operations.

 401(k) Savings

     The Company has a 401(k) profit sharing and savings plan (the "401(k) Plan"). The initial plan was established by Midland Resources, however; upon closing of the Midland Merger, the Company adopted the 401(k) Plan. Eligible employees may make voluntary contributions to the 401(k) Plan. The amount contributed by the employees to the 401(k) Plan are limited as specified by the 401(k) Plan. The Company may, at its discretion, make additional contributions to the 401(k) Plan. The Company has historically made a profit sharing contribution to the 401(k) Plan in an amount equal to the employees contribution up to 3 percent of the employees gross salary. The Company incurred costs of $40,884, $24,086 and $18,515 in 1999, 1998 and 1997, respectively, with respect to its defined contribution plan.

 Treasury Stock

     Under its 1999 Restricted Stock Plan, the Company issued 54,992 shares of Common Stock (7,856 shares after giving effect to a one-for-seven reverse stock split) to certain employees. The issuance of such stock was recorded as compensation expense at the market price of the stock at the time of issuance which was $103,110.

                          VISTA ENERGY RESOURCES, INC.

8. COMMITMENTS AND CONTINGENCIES:

     The Company leases 10,963 square feet of office space at 550 West Texas Avenue, Suite 700 Midland, Texas from Fasken Center, Ltd. under an office lease dated October 10, 1996 (as amended from time to time, the "Lease"). The Lease is a non-cancelable operating office lease containing standard and customary lease provisions and runs from January 1, 1997, through August 31, 2002. The annual rental payments due under the Lease are as follows:

PERIOD                                                          AMOUNT
------                                                         --------
September 1, 1999 -- August 31, 2000........................   $ 86,676
September 1, 2000 -- August 31, 2001........................     86,676
September 1, 2001 -- August 31, 2002........................     86,676
                                                               --------
                                                               $260,028
                                                               ========

     The Company also has office space leased at 616 F.M. 1960 West, Suite 600, Houston, Texas 77090. This lease space is space previously leased by Midland Resources. The Company has sublet its space in Houston since it conducts no operations in the Houston area. This lease expires in 2002.

 Litigation

     The Company and its subsidiaries are involved in various other lawsuits and certain governmental proceedings arising in the ordinary course of business. Company management and legal counsel do not believe that the ultimate resolution of these claims will have a material effect on the Company's financial position or the results of its operations.

9. SIGNIFICANT CUSTOMERS:

     The Company's revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be significantly affected by changes in economic and other conditions. In addition, the Company sells a significant portion of its oil and natural gas revenue each year to a few customers. Oil and gas sales to two purchasers in 1999 were approximately 11 percent and 15 percent of total 1999 oil and gas revenues. Oil and gas sales to three purchasers in 1998 were approximately 10 percent, 14 percent and 18 percent of total 1998 oil and gas revenues. Oil sales to three purchasers in 1997 were approximately 20 percent, 19 percent and 18 percent of total 1997 oil and gas revenues.

     Management does not believe that the loss of any one customer would have a significant impact on the Company's results of operations.

10. EARNINGS PER SHARE:

     Effective December 31, 1997, the Company adopted the provisions of SFAS 128, "Earnings Per Share," which prescribes standards for computing and presenting earnings per share ("EPS") and supersedes APB Opinion 15, "Earnings Per Share."

     The computation of basic and diluted earnings (loss) per share were identical for the years ended December 31, 1999, 1998 and 1997 due to the following:

          Options to purchase 37,408 shares of common stock were outstanding since October 28, 1998, but were not included in the computation of diluted EPS because the options' exercise price was

                          VISTA ENERGY RESOURCES, INC.

     greater than the average market price of the Common Stock. All outstanding options expired in February 1999.

          Warrants to purchase 1,783,724 shares of Common Stock were not included in the computation of EPS as the Company's common stock market price did not exceed the exercise price of $28.00 per share and the warrants are antidilutive as a result of the Company's net loss for the year ended December 31, 1999. All of these warrants, 11,811,073 of which expire on November 1, 2002, with the remaining warrants expiring from March 1999 through June 2002, were still outstanding at December 31, 1999.

     As the Conversion was not completed until October 28, 1998, there were no potentially dilutive equity securities outstanding at either December 31, 1997 and 1996.

     EPS has been calculated for all periods presented as if the Conversion had been completed on January 1, 1996.

     Effective February 8, 2000, the Company's stockholders approved a one-for-seven reverse stock split in connection with the Prize Merger (see Note 14, Subsequent Event). The earnings per share information has been adjusted to reflect the reverse split retroactively for all periods presented.

11. INCOME TAXES:

     Upon the Conversion, the Company became taxable as a corporation. Pro forma income tax information presented in the accompanying statements of operations, reflects the income tax expense (benefit) and net income (loss) as if all Vista Partnership income had been subject to corporate federal income tax, and summarizes the effects of recording the Company's net deferred tax liabilities upon the Conversion.

     The effective income tax rate for the company was different than the statutory federal income tax rate for the following reasons:

                                                                1999         1998
                                                              --------   ------------
Income tax expense (benefit) at the Federal statutory rate
  of 35 percent.............................................  $196,000   $(10,976,249)
Nondeductible Merger Costs..................................   243,000             --
Effect of change in tax status at Conversion................        --      2,635,353
Unit option awards not deductible for Tax...................        --      1,491,731
Tax loss generated prior to Conversion......................        --        288,814
Valuation Allowance on Net Operating Loss...................   214,000              0
                                                              --------   ------------
Income tax expense (benefit)................................  $653,000   $ (6,560,351)
                                                              ========   ============

     Components of income tax expense (benefit) are as follows:

                                                                1999        1998
                                                              --------   -----------
Current income tax..........................................  $     --   $        --
Deferred income tax expense (benefit).......................   653,000    (6,560,351)
                                                              --------   -----------
Income tax expense (benefit)................................  $653,000   $(6,560,351)
                                                              ========   ===========

                          VISTA ENERGY RESOURCES, INC.

     Deferred tax assets and liabilities are the result of temporary differences between the financial statement carrying values and tax bases of assets and liabilities. The Company's net deferred tax liabilities are recorded as a long-term liability of $1 million and $0.4 million as of December 31, 1999 and 1998, respectively. Significant components of net deferred tax assets and liabilities are as follows:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1999          1998
                                                             -----------   -----------
Deferred Tax Assets:
  Net operating loss carryforward..........................  $ 4,520,000   $ 2,304,000
  Valuation Allowance......................................     (214,000)           --
                                                             -----------   -----------
                                                               4,306,000     2,304,000
Deferred Tax Liabilities:
  Book property basis in excess of tax basis...............   (5,309,000)   (2,654,000)
                                                             -----------   -----------
  Net deferred tax liabilities.............................  $ 1,003,000   $   350,000
                                                             ===========   ===========

     As of December 31, 1999, the Company has estimated tax loss carryforwards of approximately $13.1 million, which are scheduled to expire in 2000 through 2020. Net operating loss carryforwards of $5.6 million at December 31, 1999 are subject to separate return limitations regarding Midland Resources. Based on the expiration date of certain net operating loss carryforwards, the Company determined at December 31, 1999 that the realization of certain of these tax loss carryforwards was not likely. Accordingly, at December 31, 1999, a valuation allowance was provided for these carryforwards.

12. FINANCIAL INSTRUMENTS:

 Commodity Price Hedging Instruments

     The Company periodically uses derivative financial instruments to manage crude oil and natural gas price risk. These instruments qualify as hedges under generally accepted accounting principles and are properly recorded as adjustments to oil and gas sales in the consolidated statements of operations. In order to qualify for hedge accounting, each financial instrument must be initially designated as a hedge, must appropriately reduce the price risk and must have correlation to the commodity being hedged. If an instrument does not qualify as a hedge, then it is accounted for as a speculative transaction. It is the Company's policy not to engage in speculative transactions of this nature. The Company's realized gains and losses attributable to its price risk management activities were $(2.8) million, $0.9 million and $(0.2) million for the years ended December 31, 1999, 1998 and 1997.

     In the tables set forth below, "Transaction Date" is the date on which the Company entered into the hedge. The Company typically enters into "swaps" or "collars." A swap is a fixed-price hedge and a collar is a hedge that has a ceiling price and a floor price. If the particular product price stays in between the ceiling and the floor prices, then no payments are made by either party under a collar. The terms "Put Floor Price" and "Call Ceiling Price" refer to the prices at which the Company has hedged its production and are expressed in the calendar monthly average of daily NYMEX closing prices for Light Sweet Crude Oil or monthly NYMEX (Henry Hub) closing prices for natural gas. Volumes refer to barrels of crude oil or Mcf of gas, where one Mcf is equivalent to one MMBtu. The "Term" refers to the time period of the hedge.

                          VISTA ENERGY RESOURCES, INC.

     Set forth below is the contract amount and material terms of all crude oil hedging instruments held by the Company at December 31, 1999:

                TYPE       MONTHLY     PUT FLOOR     CALL CEILING                          FAIR VALUE (LOSS)
TRADE DATE   TRANSACTION   VOLUME    PRICE PER BBL   PRICE PER BBL          TERM          AT DECEMBER 31, 1999
----------   -----------   -------   -------------   -------------          ----          --------------------
 12-11-98        Swap      40,000       $14.20          $14.20        8-1-99 to 6-30-00       $(2,192,475)
  4-19-99      Collar      20,000        15.00           17.00        1-1-00 to 6-30-00          (777,737)
  4-19-99      Collar      40,000        15.00           16.85       7-1-00 to 12-31-00          (939,039)

     Set forth below is the contract amount and material terms of all NYMEX natural gas hedging instruments held by the Company at December 31, 1999:

                TYPE       MONTHLY     PUT FLOOR     CALL CEILING                          FAIR VALUE (LOSS)
TRADE DATE   TRANSACTION   VOLUME    PRICE PER MCF   PRICE PER MCF          TERM          AT DECEMBER 31, 1999
----------   -----------   -------   -------------   -------------          ----          --------------------
1-12-99          Swap      120,000       $2.12           $2.12       1-1-00 to 12-31-00       $  (475,000)
 2-8-99          Swap      120,000       $2.35           $2.35       1-1-01 to 12-31-01          (221,640)

     The Company also hedges from time to time the basis for its natural gas production which depends upon the location of its gas production. Such basis hedges are immaterial to the financial performance of the Company. As of December 31, 1999, the Company had hedged approximately 30 percent of estimated 2000 oil production and 40 percent of estimated 2000 natural gas production. As of December 31, 1999, the Company had hedged 39 percent of estimated 2001 natural gas production.

 Interest Rate Swap Agreement

     Effective as of December 23, 1997, the Company entered into an interest rate swap accounted for as a hedge with any realized gains or losses appropriately recorded as interest expense. The swap consists of a $10 million notional amount of indebtedness at a fixed swap rate of 6.02 percent three-month LIBOR for the Company. Effective as of January 1, 1999, this interest rate swap was assigned to BankBoston. In conjunction with such assignment the terms of the swap were modified to reduce the fixed swap rate from 6.02 percent to 5.65 percent and to provide for the right of BankBoston, at its option, to extend the term of the swap until December 23, 2000. BankBoston elected not to extend the term of the swap. Accordingly, the swap terminated on December 23, 1999.

13. OIL AND GAS RESERVES INFORMATION (UNAUDITED):

     The estimates of the Company's proved oil and gas reserves, which are located entirely within the United States, were prepared in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board. Williamson Petroleum Consultants reviewed leases containing 98 percent of the estimated reserves prepared by the Company as of December 31, 1999. Williamson Petroleum Consultants, Inc. evaluated leases containing 97 percent of the estimated reserves prepared by the Company as of December 31, 1998. The estimates as of December 31, 1997, were prepared by the Company based on work done in conjunction with Williamson Petroleum Consultants, Inc.

     Future prices received for production and future production costs may vary, perhaps significantly from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods indicated or that prices and costs will remain constant. There can be no assurance that actual production will equal the estimated amounts used in the preparation of reserve projections. In accordance with the Securities and Exchange Commission's guidelines, the Company's estimates of future net cash flows from the Company's proved properties and the representative value thereof are made using oil and natural gas prices in effect as of the dates of such estimates and are

                          VISTA ENERGY RESOURCES, INC.

held constant throughout the life of the properties. Average prices used in estimating the future net cash flows at December 31, 1999, 1998 and 1997 were as follows: $25.60, $10.64 and $16.10 per barrel for oil, respectively, and $2.30, $1.83 and $2.01 per Mcf for natural gas, respectively.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and gas reserve engineering is and must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in any exact way, and estimates of other engineers might differ materially from those shown below. The accuracy of any reserve estimate is a function of the quality of available data and engineering and estimates may justify revisions. Accordingly, reserves estimates are often materially different from the quantities of oil and gas that are ultimately recovered. Reserve estimates are integral in management's analysis of impairments of oil and gas properties and the calculation of depreciation, depletion and amortization on its properties.

     The following unaudited table sets forth proved oil and gas reserves at December 31, 1999, 1998 and 1997:

                                             FOR THE YEARS ENDED DECEMBER 31,
                        ---------------------------------------------------------------------------
                                 1999                      1998                      1997
                        -----------------------   -----------------------   -----------------------
                        OIL (BBLS)   GAS (MCF)    OIL (BBLS)   GAS (MCF)    OIL (BBLS)   GAS (MCF)
                        ----------   ----------   ----------   ----------   ----------   ----------
Proved Reserves:
  Beginning of year...  10,458,770   31,645,967    7,216,559   11,295,325   4,540,419     7,185,636
  Revisions of
     previous
     estimates........   4,440,500    6,222,728   (1,669,606)  (2,576,510)  1,304,819      (969,377)
  Extensions and
     discoveries......      59,091    1,127,502      465,458    4,182,533   1,161,953
  Purchase of minerals
     in place.........     270,866      816,787    5,118,101   20,024,034     762,282     6,206,929
  Sale of minerals in
     place............      (7,484)      (7,780)    (142,316)     (28,925)   (148,902)     (343,565)
  Production..........    (910,663)  (2,901,263)    (529,426)  (1,250,490)   (403,812)     (784,298)
                        ----------   ----------   ----------   ----------   ---------    ----------
  End of year.........  14,311,080   36,903,941   10,458,770   31,645,967   7,216,759    11,295,325
                        ==========   ==========   ==========   ==========   =========    ==========
Proved Developed
  Reserves:
  Beginning of year...   6,708,844   22,613,532    3,559,850    7,909,902   3,092,149     5,510,499
                        ----------   ----------   ----------   ----------   ---------    ----------
  End of year.........   9,426,593   24,324,839    6,708,844   22,613,532   3,559,850     7,909,902
                        ==========   ==========   ==========   ==========   =========    ==========

---------------

(1) Proved reserves have historically been revised upward as a result of successful in-field drilling and implementation of secondary recovery projects which result in the reclassification of "probable" reserves to the "proved" category. Other less significant revisions occurred and are attributable to properties Vista purchased which, as a result of additional in-depth geological and engineering reviews, were determined to have additional proved reserves (i.e., more than were originally identified at the time of purchase). During 1998, negative reserve revisions were the result of significantly lower prices from the previous year. During 1999, reserve revisions were also the result of significantly higher prices from the pervious year.

                          VISTA ENERGY RESOURCES, INC.

     The following table sets forth the standardized measure of discounted future net cash flows relating to proved reserves at December 31, 1999, 1998 and 1997:

                                                 FOR THE YEARS ENDED DECEMBER 31,
                                            -------------------------------------------
                                                1999            1998           1997
                                            -------------   ------------   ------------
Cash Flows Relating to Proved Reserves:
     Future cash flows....................  $ 433,726,012   $170,551,299   $131,921,276
     Future costs:
       Production.........................   (142,258,888)   (69,536,325)   (45,194,356)
       Development........................    (21,058,186)   (15,369,172)   (12,371,206)
       Income taxes.......................    (55,436,594)            --    (10,032,197)
                                            -------------   ------------   ------------
     Future net cash flows................    214,972,344     75,613,605     74,355,714
     10% discount factor..................    (77,845,272)   (25,376,691)   (35,775,170)
                                            -------------   ------------   ------------
Standardized measure of discounted future
  net cash flows..........................  $ 137,127,072   $ 50,236,914   $ 38,580,544
                                            =============   ============   ============

     Had the Company been a taxable entity at December 31, 1997, the future income taxes would have been $14.1 million on an undiscounted basis and $7.8 million on a discounted basis, and the standardized measure of discounted future net cash flows at December 31, 1997 would have been $37.0 million.

     The following table sets forth the changes in the standardized measure of discounted future net cash flows relating to proved reserves for the years ended December 31, 1999, 1998 and 1997:

                                                 1999           1998           1997
                                             ------------   ------------   ------------
Standardized Measure, Beginning of Year....  $ 50,236,914   $ 38,580,544   $ 40,851,543
  Net change in sales prices, net of
     production costs......................    69,796,078    (17,336,320)   (12,557,771)
  Development costs incurred during the
     year which were previously
     estimated.............................     3,252,000      3,000,000      5,073,000
  Revisions of quantity estimates..........    45,963,149     (6,361,075)     6,325,872
  Extensions, discoveries and improved
     recovery, net of future production and
     development costs.....................     1,606,189      4,296,455      2,382,351
  Accretion of discount....................     5,023,691      3,858,054      4,085,154
  Change in future development costs.......    (6,787,182)     4,484,697     (4,116,068)
  Change in timing and other...............    (6,723,708)    (2,830,538)    (5,394,793)
  Purchases of reserves in place...........     3,302,009     27,382,247      8,289,041
  Sales of reserves in place...............        (4,874)      (498,478)    (1,171,519)
  Sales, net of production costs...........   (13,310,719)    (4,338,672)    (5,186,266)
  Net change in income taxes...............   (15,226,475)             0              0
                                             ------------   ------------   ------------
  Standardized Measure, End of Year........  $137,127,072   $ 50,236,914   $ 38,580,544
                                             ============   ============   ============

                          VISTA ENERGY RESOURCES, INC.

14. SUBSEQUENT EVENT:

     On February 8, 2000, the Company and Prize Energy Corp., a Delaware corporation ("Prize"), merged pursuant to the terms of an Agreement and Plan of Merger dated October 8, 1999. The combined company's focused growth strategy is concentrated on the acquisition and exploitation of oil and gas properties in its core operating areas of the Permian Basin of West Texas and Southeastern New Mexico, onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Western Oklahoma and the Texas panhandle.

     Under the terms and conditions of the merger between the Company and Prize, Prize became a wholly-owned subsidiary of the Company in exchange for 8.3 million shares of common stock of the Company, and 3.9 million shares of a newly created Series A 6% convertible preferred stock of the Company. The Company's outstanding warrants remain outstanding in accordance with their terms. The merger with Prize was structured as a reorganization for tax purposes. The merger resulted in the previous holders of common stock of the Company owning approximately 16 percent of the outstanding common stock of the combined company and the holders of common stock and preferred stock of Prize collectively owning, on a fully converted basis, approximately 84 percent of the outstanding common stock of the combined company.

     The combined company is headquartered in Dallas, Texas, with operating offices in Midland and Victoria, Texas and Elmore City, Oklahoma. The combined company has a capital structure consisting of approximately 10.7 million shares of common stock outstanding, approximately $30.0 million of convertible preferred securities and approximately $195 million of net long-term debt.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Vista Energy Resources, Inc.:

     We have audited the accompanying statements of revenues and direct operating expenses of the I.P. Acquisition (see Note 1) for the nine months ended September 30, 1998, and the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the management of Vista Energy Resources, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such statements present fairly, in all material respects, the revenues and direct operating expenses of the I.P. Acquisition described in
Note 1 for the nine months ended September 30, 1998, and the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
February 25, 1999

                                I.P. ACQUISITION

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998,
                 AND THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                          NINE MONTHS        YEAR           YEAR
                                                             ENDED          ENDED          ENDED
                                                         SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                                             1998            1997           1996
                                                         -------------   ------------   ------------
Revenues:
  Oil and gas..........................................   $4,244,847      $8,897,264     $7,782,319
          Total Revenues...............................    4,244,847       8,897,264      7,782,319
                                                          ----------      ----------     ----------
Direct Operating Expenses:
  Lease operating and production taxes.................      950,695       1,762,352      1,411,343
                                                          ----------      ----------     ----------
          Total direct operating expenses..............      950,695       1,762,352      1,411,343
                                                          ----------      ----------     ----------
Excess of Revenues Over Direct Operating Expenses......   $3,294,152      $7,134,912     $6,370,976
                                                          ==========      ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                I.P. ACQUISITION

          NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSE

1. BASIS OF PRESENTATION

     On December 18, 1998, with an effective date of October 1, 1998, Vista Energy Resources, Inc. (Vista or the Company) acquired working interests ranging from 65 percent to 85 percent in a group of oil and gas producing leases from IP Petroleum Company, Inc. and certain of its working interest partners. These leases are located primarily in the War-Wink area of Ward and Winkler Counties, Texas, and the interests were acquired for a purchase price of $19.1 million (the "IP Acquisition").

     The items of "direct operating expenses" included in the accompanying statements of revenues and direct operating expense include all costs incurred which are necessary for the production, marketing and distribution of the products produced from the subject properties including costs and expenses of field separation; treatment; dehydration; direct overhead charges, other than costs associated with general corporate activities; pumper, roustabout and field supervision labor; meter calibrations; engineering supervision charges; fuel and electricity; valves, connections and other minor equipment repair; oil and lubricants; major repairs, both downhole and surface; rental tools and equipment; pipe inspection; trucking; reservoir testing; pressure testing; well plugging; site remediation; operator bonding; insurance charges; salt water disposal; water injection and pressure maintenance; gas compression; hot oil and hot water treatments; filing fees; make-up water purchases; electrician charges; mud and chemicals; pulling and workover units; other miscellaneous supplies and services; and severance, ad valorem and other production related taxes and charges. The accompanying statements of revenues and direct operating expenses do not include costs associated with general corporate activities, interest income or expense, a provision for depreciation, depletion and amortization or any provision for income taxes because the subject properties acquired by Vista from IP Petroleum, Inc. represent only a portion of a business and such items of revenue, income, cost and expense are not necessarily indicative of the costs to be incurred by Vista.

     Historical financial information reflecting the financial position, results of operations, and cash flows of the I.P. Acquisition are not presented because the entire acquisition cost was assigned to the oil and gas property interests. Accordingly, the historical statement of revenues and direct operating expenses has been presented in lieu of the financial statements required under Rule 3-05 of Securities Exchange Commission Regulation S-X.

  Revenue Recognition Policy

     Revenues are recorded when products have been delivered and services have been performed.

2. SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

     Reserve information presented below has been estimated by Vista's internal engineers using September 30, 1998 and December 31, 1997 and 1996, prices and costs. Proved reserves are estimated quantities of crude oil and natural gas which, based on geologic and engineering data, are estimated to be reasonably recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. Because of inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available.

STANDARDIZED MEASURE OF DISCOUNTED NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The standardized measure of discounted future net cash flows ("Standardized Measure") is prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and gas and year-end costs for estimated future development and production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% rate.

                                I.P. ACQUISITION

                      NOTES TO STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSE -- (CONTINUED)

     Future prices received for production and future production costs may vary, perhaps significantly from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods indicated or that prices and costs will remain constant. There can be no assurance that actual production will equal the estimated amounts used in the preparation of reserve projections. In accordance with the Securities and Exchange Commission's guidelines, the Company's estimates of future net cash flows from the Company's proved properties and the representative value thereof are made using oil and natural gas prices in effect as of the dates of the calendar year periods indicated and are held constant throughout the life of the properties. Weighted-average prices of oil and gas at September 30, 1998, December 31, 1997, and December 31, 1996 used in estimating future net cash flows were as follows: $13.38, $16.43 and $24.69 per barrel for oil, respectively, and $2.17, $2.01 and $3.43 per Mcf for natural gas, respectively.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and gas reserve engineering is and must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in any exact way, and estimates of other engineers might differ materially from those shown below. The accuracy of any reserve estimate is a function of the quality of available data and engineering and estimates may justify revisions. Accordingly, reserve estimates are often materially different from the quantities of oil and gas that are ultimately recovered. Reserve estimates are integral in management's analysis of impairments of oil and gas properties and the calculation of depreciation, depletion and amortization on its properties. Additionally, the Company did not prepare any reserve information for the IP properties prior to September 30, 1998. Therefore, the previous years' reserves were estimated based on adjusting the September 30, 1998 reserves for actual production and estimated additions to proved reserves.

     The following unaudited table sets forth proved oil and gas reserves at September 30, 1998, December 31, 1997, and December 31, 1996:

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                      NINE MONTHS ENDED      -----------------------------------------------
                                      SEPTEMBER 30, 1998              1997                     1996
                                    ----------------------   ----------------------   ----------------------
                                       OIL         GAS          OIL         GAS          OIL         GAS
                                     (BBLS)       (MCF)       (BBLS)       (MCF)       (BBLS)       (MCF)
                                    ---------   ----------   ---------   ----------   ---------   ----------
Proved Reserves:
  Beginning of year...............  3,874,336   11,089,341   4,202,083   12,219,092   4,492,833   12,981,557
  Extension and Discoveries.......         --           --          --           --          --           --
  Production......................   (134,336)    (551,341)   (327,747)  (1,129,751)   (290,750)    (762,465)
                                    ---------   ----------   ---------   ----------   ---------   ----------
  End of Year.....................  3,740,000   10,538,000   3,874,336   11,089,341   4,202,083   12,219,092
                                    =========   ==========   =========   ==========   =========   ==========
Proved Developed Reserves:
  Beginning of Year...............  1,331,336    5,395,341   1,459,083    5,725,092     949,833    3,287,557
  End of year.....................  1,247,000    5,044,000   1,331,336    5,395,341   1,459,083    5,725,092

                                I.P. ACQUISITION

                      NOTES TO STATEMENTS OF REVENUES AND
                    DIRECT OPERATING EXPENSE -- (CONTINUED)

     The following table sets forth the standardized measure of discounted future net cash flows relating to proved reserves at September 30, 1998, December 31, 1997, and December 31, 1996:

                                                                    DECEMBER 31,
                                             SEPTEMBER 30,   ---------------------------
                                                 1998            1997           1996
                                             -------------   ------------   ------------
Cash Flows Relating to Proved Reserves:
  Future cash flows........................  $ 67,444,000    $ 93,600,000   $155,455,000
  Future costs:
     Production............................   (20,628,000)    (21,578,000)   (23,341,000)
     Development...........................    (5,948,000)     (6,248,000)    (7,448,000)
                                             ------------    ------------   ------------
  Future net cash flows....................    40,868,000      65,774,000    124,666,000
  10% discount factor......................   (14,802,000)    (26,750,000)   (56,995,000)
                                             ------------    ------------   ------------
  Standardized measure of discounted future
     net cash flows........................  $ 26,066,000    $ 39,024,000   $ 67,671,000
                                             ============    ============   ============

     The following table sets forth the changes in the standardized measure of discounted future net cash flows relating to proved reserves for the periods ended September 30, 1998, December 31, 1997, and December 31, 1996:

                                               NINE MONTHS
                                                  ENDED        YEAR ENDED DECEMBER 31,
                                              SEPTEMBER 30,   --------------------------
                                                  1998            1997          1996
                                              -------------   ------------   -----------
Standardized Measure, Beginning of Period...  $ 39,024,000    $ 67,671,000   $37,095,000
  Net change in sales price, net of
     production costs.......................   (13,730,000)    (28,953,000)   25,284,000
  Development costs incurred during the
     period and changes in future
     development costs......................       178,000         651,000     2,401,000
  Accretions of discount....................     2,927,000       6,767,000     3,710,000
  Change in timing and other................       961,000          23,000     5,552,000
  Sales, net of production costs............    (3,294,000)     (7,135,000)   (6,371,000)
                                              ------------    ------------   -----------
Standardized Measure, End of Period.........  $ 26,066,000    $ 39,024,000   $67,671,000
                                              ============    ============   ===========

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Midland Resources, Inc.

     We have audited the accompanying consolidated balance sheets of Midland Resources, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midland Resources, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the two years ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            GRANT THORNTON LLP

Houston, Texas
March 13, 1998, except as to
Note N as to which the date is
April 9, 1998

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                              ASSETS
                                                                               DECEMBER 31,
                                                         SEPTEMBER 30,   -------------------------
                                                             1998           1997          1996
                                                         -------------   -----------   -----------
                                                          (UNAUDITED)
Current assets:
  Cash.................................................   $    37,404    $   150,890   $   366,677
  Accounts receivable:
     Oil and gas sales.................................       359,363        670,093       834,269
     Related parties...................................            --         60,822       360,479
     Sales of properties...............................            --        563,757            --
     Property operations and other.....................       302,247        296,052       359,600
  Property held for sale...............................            --        200,000     1,241,515
  Reimbursable merger costs and other..................       379,060         57,531       104,180
  Deferred tax asset...................................        37,000         37,000       378,000
                                                          -----------    -----------   -----------
          Total current assets.........................     1,115,074      2,036,145     3,644,720
  Property and equipment, at cost......................    29,949,921     29,210,699    27,889,580
  Less accumulated depreciation, depletion and
     amortization......................................    16,950,287     15,975,838    14,076,100
                                                          -----------    -----------   -----------
          Property and equipment, net..................    12,999,634     13,234,861    13,813,480
  Deferred tax asset...................................     1,441,271      1,011,193            --
  Goodwill, net of amortization of $106,754 in 1997 and
     $80,067 in 1996...................................       700,588        720,584       747,271
  Contracts and leases, net of amortization of $84,352
     in 1997 and $78,411 in 1996.......................            --        199,116       414,633
  Non-current note receivable..........................            --        302,490       317,759
  Other assets.........................................       270,933        116,094        38,783
                                                          -----------    -----------   -----------
          Total assets.................................   $16,527,500    $17,620,483   $18,976,646
                                                          ===========    ===========   ===========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt....................   $   900,000    $   583,481   $ 1,680,830
  Accounts payable and accrued expenses................       666,219        981,202     1,194,344
  Drilling advances....................................            --             --       393,254
                                                          -----------    -----------   -----------
          Total current liabilities....................     1,566,219      1,564,683     3,268,428
Long-term debt.........................................     8,770,974      9,115,370     7,166,421
Deferred tax liability.................................            --             --        47,044
Payable for the purchase of subsidiary and other.......       205,116        221,404       317,493
                                                          -----------    -----------   -----------
          Total liabilities............................    10,542,309     10,901,457    10,799,386
Stockholders' equity:
  Preferred stock, $0.01 par value; 20,000,000 shares
     authorized, none issued...........................            --             --            --
  Common stock, $0.001 par value; 80,000,000 shares
     authorized; 4,463,499 and 4,401,031 shares issued
     in 1997 and 1996, respectively....................         4,470          4,463         4,401
  Additional paid in capital...........................     8,505,716      8,487,801     7,898,199
  Unearned compensation................................       (81,420)      (164,516)           --
  Retained earnings (deficit)..........................    (2,443,575)    (1,608,722)      274,660
                                                          -----------    -----------   -----------
          Total stockholders' equity...................     5,985,191      6,719,026     8,177,260
                                                          -----------    -----------   -----------
          Total liabilities and stockholders' equity...   $16,527,500    $17,620,483   $18,976,646
                                                          ===========    ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30,        YEARS ENDED DECEMBER 31,
                                                -----------------------   ------------------------
                                                   1998         1997         1997          1996
                                                ----------   ----------   -----------   ----------
                                                      (UNAUDITED)
Operating revenue:
  Oil and gas sales...........................  $3,119,835   $4,758,502   $ 6,396,249   $6,958,491
  Management income...........................          --           --            --       45,000
  Property operations income..................      77,216       89,792       119,012      111,862
  Partnership income..........................          --      101,260        72,275           --
  Other.......................................      23,067       10,721        12,951       26,372
                                                ----------   ----------   -----------   ----------
          Total operating revenue.............   3,220,118    4,960,275     6,600,487    7,141,725
Operating costs and expenses:
  Oil and gas production......................   1,988,305    2,293,627     3,088,886    2,981,837
  Exploration costs:
     Dry holes................................      39,808           --       796,852      416,892
     Geological and geophysical...............       4,709      378,153        52,682      349,963
  Depreciation, depletion and amortization....   1,027,447      973,706     1,964,658    1,306,287
  Abandonment costs...........................          --           --        93,760           --
  General and administrative..................     752,647    1,199,841     1,451,404    1,295,298
  Impairment of properties....................          --      356,000     1,277,342      114,904
                                                ----------   ----------   -----------   ----------
          Total operating costs and
            expenses..........................   3,812,916    5,201,327     8,725,584    6,465,181
                                                ----------   ----------   -----------   ----------
                                                  (592,798)    (241,052)   (2,125,097)     676,544
Other income and (expenses):
  Gain (loss) on sale of property and
     equipment................................     (48,953)     400,932       462,571       36,308
  Interest income.............................      16,931       25,466        32,337       61,997
  Interest expense............................    (640,113)    (648,047)     (970,430)    (722,447)
                                                ----------   ----------   -----------   ----------
          Total other income and expenses.....    (672,135)    (221,649)     (475,522)    (624,142)
                                                ----------   ----------   -----------   ----------
Income (loss) before income
  taxes.......................................  (1,264,933)    (462,701)   (2,600,619)      52,402
Income taxes:
  Deferred federal income tax expense
     (benefit)................................    (430,078)    (163,108)     (717,237)      30,280
                                                ----------   ----------   -----------   ----------
Net income (loss).............................  $ (834,855)  $ (299,593)  $(1,883,382)  $   22,122
                                                ==========   ==========   ===========   ==========
Earnings (loss) per share:
  Basic.......................................  $    (0.19)  $    (0.07)  $     (0.42)  $     0.01
                                                ==========   ==========   ===========   ==========
  Diluted.....................................  $    (0.19)  $    (0.07)  $     (0.42)  $     0.01
                                                ==========   ==========   ===========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     COMMON STOCK      ADDITIONAL    RETAINED     TREASURY         NOTE
                                  ------------------    PAID IN      EARNINGS      STOCK        RECEIVABLE        UNEARNED
                                   SHARES     AMOUNT    CAPITAL      (DEFICIT)    AT COST    OFFICER/DIRECTOR   COMPENSATION
                                  ---------   ------   ----------   -----------   --------   ----------------   ------------
Balances at December 31, 1995...  4,393,531   4,394     7,859,794       252,538    (15,053)      (453,641)              --
Stock options exercised.........      7,500       7        17,805            --         --             --               --
Additional proceeds from 1995
  warrants exercised............         --      --         9,191            --         --             --               --
Treasury stock contributed to
  ESOP (7,300 shares)...........         --      --        11,409            --     15,053             --               --
Reduction of note receivable
  officer/director..............         --      --            --            --         --        453,641               --
Net income......................         --      --            --        22,122         --             --               --
                                  ---------   ------   ----------   -----------   --------      ---------        ---------
Balances at December 31, 1996...  4,401,031   4,401     7,898,199       274,660         --             --               --
Stock options exercised.........     36,000      36       109,276            --         --             --               --
Warrants exercised..............     11,428      11        45,701            --         --             --               --
Stock issued for property.......     15,040      15        52,625            --         --             --               --
Stock-based compensation........         --      --       382,000            --         --             --         (382,000)
Amortization of unearned
  compensation..................         --      --            --            --         --             --          217,484
Net loss........................         --      --            --    (1,883,382)        --             --               --
                                  ---------   ------   ----------   -----------   --------      ---------        ---------
Balances at December 31, 1997...  4,463,499   4,463     8,487,801    (1,608,722)        --             --         (164,516)
Warrants exercised..............        424                 1,696
Stock options exercised.........      6,200       7        16,219
Amortization of stock-based
  compensation (unaudited)......         --      --            --            --         --             --           83,096
Net loss (unaudited)............         --      --            --      (834,853)        --             --               --
                                  ---------   ------   ----------   -----------   --------      ---------        ---------
Balance at September 30, 1998
  (unaudited)...................  4,470,123   $4,470   $8,505,716   $(2,443,575)        --             --        $ (81,420)
                                  =========   ======   ==========   ===========   ========      =========        =========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                                      ------------------------   -------------------------
                                                         1998         1997          1997          1996
                                                      ----------   -----------   -----------   -----------
                                                            (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).................................  $ (834,855)  $  (299,593)  $(1,883,382)  $    22,122
  Depreciation, depletion and amortization..........   1,027,447       973,706     1,964,658     1,306,287
  Abandonments and exploratory dry holes............          --            --       890,612       416,892
  Impairment of properties..........................          --       356,000     1,277,342       114,904
  (Gain) loss on sale of properties and equipment...      48,953      (400,932)     (462,571)      (36,308)
  Noncash stock-based compensation..................      83,096       167,264       217,484            --
  Deferred income tax expense (benefit).............    (430,078)     (163,108)     (717,237)       30,280
  Partnership distributions in excess of income.....          --            --        45,875            --
  (Increase) decrease in accounts receivable related
    to operations...................................     407,371       251,269       166,902      (265,521)
  Decrease (increase) in other current assets.......         248        53,092        22,610        (8,300)
  Increase (decrease) in accounts payable and
    accrued expenses related to operations..........    (400,777)      286,306      (213,142)      218,581
  Decrease in note receivable.......................          --            --            --            --
  Other.............................................      40,998        37,222        84,310        94,704
                                                      ----------   -----------   -----------   -----------
  Net cash provided by operating activities.........     (57,597)    1,261,226     1,393,461     1,893,641
Cash flows from investing activities:
  Additions to oil and gas properties...............    (699,387)   (1,909,268)   (2,588,150)   (3,714,110)
  Additions to other property and equipment.........          --            --       (17,765)      (40,554)
  Investment in limited partnership.................          --    (1,576,478)   (1,536,130)           --
  Sale and salvage recoveries on oil and gas
    properties......................................     802,805     1,797,982     1,657,385        32,975
  Sale of other property and equipment..............          --            --       205,851         1,000
  Reimbursable partnership expenditures.............          --       360,479       360,479      (360,479)
  Purchase of marketable securities.................          --            --            --      (326,155)
  Sale of marketable securities.....................          --            --            --       350,332
  Purchase of Summit, less cash acquired............     (16,288)      (95,214)      (89,139)   (1,217,280)
  Loan origination costs and other..................     (12,761)      (37,500)     (119,219)           --
  Vista acquisition.................................    (379,060)           --            --            --
                                                      ----------   -----------   -----------   -----------
  Net cash used in investing activities.............    (304,691)   (1,459,999)   (2,126,688)   (5,274,271)
Cash flows from financing activities:
  Net proceeds from warrants exercised..............      17,922       130,525        45,712         9,191
  Collections on note receivable from
    officer/director................................     258,757        10,468            --            --
  Net proceeds from options exercised...............          --            --       109,312        29,221
  Borrowings on long-term debt......................     720,000     1,856,250     2,617,250     3,770,000
  Principal payments on long-term debt..............    (747,877)   (1,745,367)   (1,876,849)     (983,067)
  Drilling advances.................................          --       617,573      (393,254)      393,254
  Other.............................................          --            --        15,269        14,098
  Repayment of drilling advances....................          --    (1,001,214)           --            --
                                                      ----------   -----------   -----------   -----------
  Net cash provided by financing activities.........     248,802      (131,765)      517,440     3,232,697
                                                      ----------   -----------   -----------   -----------
Increase (decrease) in cash.........................    (113,486)     (330,538)     (215,787)     (147,933)
Cash, beginning of year.............................     150,890       366,677       366,677       514,610
                                                      ----------   -----------   -----------   -----------
Cash, end of year...................................  $   37,404   $    36,139   $   150,890   $   366,677
                                                      ==========   ===========   ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization and Basis of Presentation

     Midland Resources, Inc. ("Company"), was organized in 1990 with the issue of common stock and warrants in exchange for oil and gas partnership interests. The Company and its wholly owned subsidiaries are headquartered in Houston, Texas. The Company is involved in the acquisition, exploration, development and production of oil and gas and owns producing properties and undeveloped acreage and royalty interests in Texas, Illinois and Colorado. The majority of its activities are centered in the Permian Basin of West Texas. Midland Resources Operating Company Inc. ("MRO"), a wholly owned subsidiary, is in the business of oil and gas property operations. Summit Petroleum Corporation ("Summit") is a wholly owned subsidiary engaged in oil and gas acquisition, exploration, development and production. (See Note B.)

  Principles of Consolidation

     The accompanying consolidated balance sheets include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balance sheet accounts have been eliminated in consolidation. All significant inter-company transactions have been eliminated from the consolidated statements of operations and cash flows for the years ended December 31, 1997 and 1996.

  Reclassifications

     Certain reclassifications have been made to conform to the 1997 presentation.

  Oil and Gas Operations

     The Company follows the "successful efforts" method of accounting for oil and gas properties. All costs associated with the acquisition and development of proved oil and gas properties are capitalized.

     Costs associated with exploratory drilling are capitalized pending evaluation of drilling results. Costs of exploratory wells which do not find proved results are expensed. Geological, geophysical and delay rental costs are expensed as incurred.

     Depreciation, depletion and amortization of oil and gas properties is computed on a property-by-property basis using the units-of-production method based upon estimated oil and gas reserve quantities.

     Oil and gas revenues are recognized under the sales method at the point of delivery to the purchaser. No significant over or under produced positions between the Company and its working interest partners exist.

     FAS 121 requires impairment losses to be recognized on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by these assets are less than the assets' carrying amount. It also requires assets held for sale to be valued at the lesser of their original carrying amount or fair value. Estimated fair value of oil and gas properties is based on estimates of future net cash flows, discounted at appropriate rates, prepared by independent petroleum engineers. In 1996 and 1997, the Company recognized losses of $114,904 and $1,277,342, respectively, on its oil and gas properties. In addition, in 1997, the Company recognized abandonment losses of $93,760 resulting from expired and worthless leasehold acreage.

  Other Property and Equipment

     All other property and equipment is depreciated on the straight-line method over lives ranging from 5 to 6 years.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

  Intangible Assets

     Goodwill is amortized on the straight-line method over 30 years. Property operating contracts are amortized on the straight-line method over the lives of the respective oil and gas properties which range from 3 to 19 years. The carrying amounts and amortization lives of goodwill and property operating contracts are evaluated annually. These costs are combined with net capitalized oil and gas property costs in testing for impairment.

  Accounting for Stock Options

     The Company accounts for employee stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, whereby compensation costs are recognized only in situations where stock compensatory plans award intrinsic value to recipients at the date of grant.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates affecting the Company's financial statements are the determination of hydrocarbon reserves, the estimated useful lives of depreciable and amortizable assets, and the fair value of assets held for sale.

  Income Taxes

     The Company recognizes deferred tax assets and liabilities for the future tax consequences of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applicable to the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Earnings (Loss) Per Common Share

     Effective December 31, 1997, the Company retroactively adopted the provisions of Statement of Financial Accounting Standards No. 128 for all periods presented. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each year. Dilutive earnings per share is calculated by dividing net income by the weighted average number of common and dilutive potential common shares. Stock options and warrants may be potential dilutive common shares and are therefore considered in the earnings per share calculation, if dilutive. The number of dilutive potential common shares is determined using the treasury stock method. Shares used to compute basic and diluted earnings (loss) per share were 4,433,113 and 4,395,414 in 1997 and 1996, respectively. Dilutive potential shares (options and warrants) not included in these computations because either their effect was antidilutive, or dilution was immaterial, were 2,754,094 and 2,726,022 in 1997 and 1996, respectively.

  Employee Benefits

     Prior to 1995, the Company maintained a 401(k) Plan which covered substantially all full-time employees. In 1995, the Board of Directors authorized the restatement of the plan as the Midland Resources Operating Company, Inc. 401(k) Employee's Stock Ownership Plan and Trust and the contribution of 5,000 shares of treasury stock to the restated plan. An additional 7,300 shares of treasury

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES stock were contributed in 1996. As of December 31, 1996 and 1997, all shares had been allocated to participants in the plan. The Company matches employee contributions up to 3 percent of gross salary. The expense related to the Company's contributions and plan administration was $26,517 and $50,092, in 1997 and 1996, respectively.

  Financial Instruments

     The carrying amount of cash approximates fair value. Interest rates associated with substantially all the Company's long-term debt are linked to current market rates. As a result, management believes that the carrying amount approximates the fair value of the Company's credit facilities.

  Interim Financial Statements

     The financial statements as of September 30, 1998 and 1997 and for the nine month periods then ended, included herein, are unaudited. These financial statements include all adjustments, (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the financial statements for these periods. The results of operations for these nine month periods are not necessarily indicative of the results for a full year.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for the period ended September 30, 1998 and 1997 pursuant to the rules and regulations of the Securities and Exchange Commission. Information as of September 30, 1998 or for the nine months ended September 30, 1998 or 1997 is unaudited.

NOTE B. PURCHASE OF SUBSIDIARY CORPORATION

     On September 18, 1996, the Company, through MRI Acquisition Corp. (a wholly owned subsidiary), acquired 81.5% of the issued and outstanding common stock and all outstanding stock options of Summit Petroleum Corporation (See Note F.) for cash of $1,081,188 and cancellation of a note receivable from an officer/stockholder of both the Company and Summit of $479,648. In December 1996, the Summit stockholders approved a plan of merger whereby Summit became a wholly owned subsidiary of the Company. Pursuant to this plan, stockholders possessing the remaining 18.5% interest (443,633 shares), upon tendering their shares, receive $0.70 per share. During 1997, payments of $89,139 were made for 127,341 shares tendered. The Company's liability for the purchase of these remaining shares, which is being funded through long-term borrowings under the Company's revolving credit agreement (See Note C.), is included as a non-current liability in the accompanying balance sheet. The purchase price ($0.70 per share and $0.6375 per option) was based on the fair value of Summit's net assets as determined by the Board of Directors of each respective corporation. The transaction was subject to a fairness opinion provided by a recognized investment banking firm relative to these values. In addition to the purchase price, the Company incurred $139,254 in costs directly related to this acquisition, resulting in a total investment through December 31, 1997, of $2,010,633. This acquisition is accounted for under the purchase method of accounting, which provides that the results of operations are combined from the date of acquisition (September 18, 1996). In December 1996, MRI Acquisition Corp. was dissolved and Summit became a wholly-owned subsidiary of the Company.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

     The following is a summary of the allocation of the cost to the assets acquired and liabilities assumed in this acquisition:

Current assets, including cash of $3,162....................  $  155,742
Current liabilities.........................................    (250,701)
Oil and gas properties......................................   2,408,259
Other assets................................................      20,773
Contracts and leases........................................     200,000
Deferred income tax liability (non-current).................    (279,729)
Long-term debt..............................................    (243,711)
                                                              ----------
          Total.............................................  $2,010,633
                                                              ==========

     The following is a summary of the pro forma results of operations as though this transaction had occurred on January 1, 1996.

                                                                 1996
                                                              ----------
Total revenue...............................................  $7,749,621
                                                              ==========
Net income (loss)...........................................  $   (7,396)
                                                              ==========
Loss per weighted average common share:
  Basic.....................................................  $       --
                                                              ==========
  Diluted...................................................  $       --
                                                              ==========

NOTE C. LONG-TERM DEBT

     The Company's long-term debt consisted of the following at December 31, 1997 and 1996:

                                                                 1997         1996
                                                              ----------   ----------
$30 million revolving credit agreement with Compass Bank,
  expiring December 1, 1999.................................  $9,651,615   $       --
Credit facility with First Union National Bank
  Principal balance.........................................          --    8,500,000
  Less discount thereon.....................................          --      (25,863)
Note payable to First Union National Bank...................          --      324,711
Other, primarily secured monthly installment notes..........      47,236       48,403
                                                              ----------   ----------
                                                               9,698,851    8,847,251
Less portion due within one year............................     583,481    1,680,830
                                                              ----------   ----------
Long-Term Portion...........................................  $9,115,370   $7,166,421
                                                              ==========   ==========

     In December, 1997 the Company entered into a revolving credit agreement with Compass Bank (Compass) which provides for a credit facility of $30 million and an initial borrowing base of $10,500,000. Concurrent with the execution of this agreement, the Company's outstanding debt to First Union National Bank
(FUNB) in the amount of $9,151,615 was paid by an advance under the Compass agreement. Amounts borrowed under the Compass agreement are collateralized by a first lien on substantially all of the Company's oil and gas properties. Interest under this agreement is payable monthly at an annual rate which, at the Company's option, is equal to either (a) the Compass prime lending rate (8.5% at December 31, 1997) or (b) the London Interbank Offered Rate, plus 2.5%. In addition, a commitment fee equal to 1/2% per annum on the unused portion of the borrowing base is required. The borrowing base is

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES reduced at the rate of $120,000 per month beginning February 1, 1998 and is subject to redetermination on each April 1st and October 1st. This agreement also requires that the Company maintain certain financial ratios and generally restricts the Company's ability to incur debt, sell assets, materially change the nature of the Company's business structure or pay dividends.

     Future maturities of long term debt at December 31, 1997 are as follows:

1998.....................................................  $  583,481
1999.....................................................   9,100,918
2000.....................................................      11,083
2001.....................................................       3,369
                                                           ----------
                                                           $9,698,851
                                                           ==========

NOTE D. ISSUANCE OF COMMON STOCK AND WARRANTS

     In November 1990, the Company issued 2,264,522 shares of common stock, as discussed in Note A, based on an exchange value of $2.00 per share. For each share of common stock issued, two warrants were issued entitling the holder to purchase one share of common stock at $2.50 and one share at $4.00 during the period from November 1990 to November 2002. On October 6, 1995, the 90 day common stock market price requirement (as defined in the Warrant Agreement) was met and the Company called its $2.50 warrants. Holders of record on December 22, 1995 received a redemption payment of $0.05 per warrant for aggregate payments of $63,373, which was charged to additional paid in capital. 997,009 of the $2.50 warrants were exercised. As of December 31, 1997, 11,428 of the $4.00 warrants had been exercised.

     The warrants are subject to certain antidilution provisions contained in the warrant agreement, which could cause adjustments to the exercise price and the number of shares issuable.

     The Company has two employee stock option plans which reserve an aggregate of 700,000 shares of common stock for issuance to officers and other key employees. As of December 31, 1997 options to acquire 260,000 shares at prices ranging from $2.375 to $4.00 were outstanding under these plans with scheduled expiration dates of 1998 through 2002. As of December 31, 1997, 376,500 shares were available for future grant.

     Under the Midland Resources, Inc. 1995 Directors' Stock Option Plan, 20,000 stock options with a five year term were granted to directors in 1995. As of December 31, 1995, all 20,000 options were outstanding under this plan. In 1996, an additional 30,000 stock options were granted to directors. Each option entitles the holder to purchase one share of common stock for the fair market value of common stock on the date of the grant of the option. As of December 31, 1997, 50,000 options were outstanding under this plan at exercise prices ranging from $2.75 to $3.75 and 50,000 options were available for future grant. Options outstanding at December 31, 1997, if not exercised, are scheduled to expire in 1999 through 2001.

     In May 1997, the Stockholders ratified the Midland Resources, Inc. 1997 Board of Directors Stock Incentive Plan under which 1,000,000 options were issued to non-employee directors, 175,000 options were issued to the advisory director and 60,000 were issued to the corporate secretary, all to acquire shares at $3.00 per share. These options are vested as certain stipulated trading prices for the Company's common stock are achieved and, exercisability is further restricted by time delay provisions which limited the number of vested shares that may be exercised each year beginning in March 1998. As of December 31, 1997, 247,000 of these options were vested. Upon a change of control, as defined, all of these options became exercisable. These options, if not exercised, expire in March, 2002. Also in February, 1997, the Company issued a five year warrant to purchase 50,000 shares to a consultant for future services. These options and warrants are expected to give rise to the recognition of compensation expenses of up to

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

$616,250 through year 2000. In 1997, stock-based compensation expense of $217,484 was recognized in connection with these issuances.

     In June 1995, the Company issued 150,000 warrants to purchase common stock at $4.00 per share for a term of seven years to FUNB. In exchange the Company's credit facility loan agreement was amended to reduce the interest rate by 0.75% and allow 25% of its borrowing base to be used for working capital purposes. The fair value of the warrants at the date of grant was recorded as debt discount and additional paid in capital. None of these warrants have been exercised as of December 31, 1997.

     Warrants to purchase an additional 70,000 shares of common stock were issued in 1994 through 1996 in exchange for investment banking and other services, with exercise prices ranging from $2.50 to $2.875.

     Effective January 1, 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, which provides for an alternative method to valuation of the compensation element of stock based compensation plans. The Company applies APB 25 and related Interpretations in accounting for employee stock-based compensation. Had compensation costs been determined based on the fair value at the grant dates for awards consistent with the method of FASB Statement 123, the Company's net income (loss) and related per share amounts would have been reduced to the pro forma amounts indicated below:

                                                                 1997         1996
                                                              -----------   ---------
Net income (loss):
  As reported...............................................  $(1,883,382)  $  22,122
  Pro forma.................................................   (2,078,360)   (245,366)
Earnings (loss) per share
  As reported:
     Basic..................................................  $     (0.42)  $    0.01
     Diluted................................................        (0.42)       0.01
  Pro forma:
     Basic..................................................  $     (0.47)  $   (0.06)
     Diluted................................................        (0.47)      (0.06)

     The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants issued in 1997, 1996 and 1995:

Expected volatility..................................  61% to 110%
Risk free rate.......................................  6.02% to 6.49%
Expected life of options.............................  3 to 5 years
Expected dividend yield..............................  0%

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

     A summary of the status of the Company's stock option plans at December 31, 1996 and 1997, and changes therein during the years then ended is presented below:

                                                  EMPLOYEE PLANS                DIRECTOR PLANS
                                            --------------------------   ----------------------------
                                                      WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                            SHARES     EXERCISE PRICE     SHARES      EXERCISE PRICE
                                            -------   ----------------   ---------   ----------------
Year ended December 31, 1996:
  Outstanding, January 1, 1996............   93,000        $2.48            20,000        $2.75
  Granted.................................  188,000         3.45            30,000         3.75
  Expired.................................  (22,000)        2.92                --           --
  Exercised...............................   (7,500)        2.38                --           --
                                            -------        -----         ---------        -----
  Outstanding, December 31, 1996..........  251,500        $3.18            50,000        $3.35
                                            =======        =====         =========        =====
  Options exercisable at December 31,
     1996.................................  191,500        $3.01            50,000        $3.35
                                            =======        =====         =========        =====
  Weighted average fair value of options
     granted during 1996..................                 $2.70                          $3.01
                                                           =====                          =====
Year ended December 31, 1997:
  Outstanding, January 1, 1997............  251,500        $3.18            50,000        $3.35
  Granted.................................  123,000         3.33         1,235,000         3.00
  Expired.................................  (78,500)        3.16                --           --
  Exercised...............................  (36,000)        3.06                --           --
                                            -------        -----         ---------        -----
  Outstanding, December 31, 1997..........  260,000        $3.18         1,285,000        $3.01
                                            =======        =====         =========        =====
  Options exercisable at December 31,
     1997.................................  181,000        $3.07            50,000        $3.00
                                            =======        =====         =========        =====
  Weighted average fair value of options
     granted during 1997..................                 $2.05                          $0.25
                                                           =====                          =====

     A summary of the status of stock purchase warrants at December 31, 1996 and 1997, and changes therein during the years then ended is presented below:

                                                                         WEIGHTED AVERAGE
                                                              SHARES     EXERCISE PRICES
                                                            ----------   ----------------
Year ended December 31, 1996:
  Outstanding, January 1, 1996............................   2,459,522        $3.97
  Issued..................................................      25,000         3.25
  Expired.................................................          --           --
  Exercised...............................................          --           --
                                                            ----------        -----
  Outstanding, December 31, 1996..........................   2,484,522        $3.97
                                                            ==========        =====
  Warrants exercisable at December 31, 1996...............   2,484,522        $3.97
                                                            ==========        =====
  Weighted average fair value of warrants issued during
     1996.................................................                    $0.45
                                                                              =====
Year ended December 31, 1997:
  Outstanding, January 1, 1997............................   2,484,522        $3.97
  Issued..................................................      50,000         3.00
  Expired.................................................          --           --
  Exercised...............................................     (11,428)        4.00
                                                            ----------        -----
  Outstanding, December 31, 1997..........................  $2,523,094        $3.89
                                                            ==========        =====
  Warrants exercisable at December 31, 1997...............   2,523,094        $3.89
                                                            ==========        =====
  Weighted average fair value of warrants issued during
     1997.................................................                    $0.45
                                                                              =====

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

NOTE E. MAJOR CUSTOMERS

     The Company and its subsidiaries operate exclusively within the United States and their revenues and operating income are derived predominately from the oil and gas industry. Oil and gas production is sold to various purchasers and the receivables are generally uncollateralized. The Company has not experienced significant credit losses on its oil and gas accounts and management is of the opinion that significant credit risk does not exist. Management is of the opinion that the loss of any one purchaser would not have an adverse effect on the ability of the Company to sell its oil and gas production.

     In 1997, three purchasers accounted for 18%, 15% and 12%, respectively, of total oil and gas revenues. In 1996, three purchasers accounted for 18%, 12% and 15%, respectively, of total oil and gas revenues. In 1995, four purchasers accounted for 18%, 17%, 11% and 11%, respectively, of total oil and gas revenues.

NOTE F. RELATED PARTIES

     Until December 1993, MRO was owned 80% by the Company's then President and Chairman of the Board of Directors, Mr. Deas H. Warley III and 20% by a former Vice President and Board Member, Sal J. Pagano. Mr. Warley currently owns approximately 16% of the Company's outstanding common stock and 5% of the related $4.00 warrants.

     Effective November 1, 1995, the Company purchased a building and land in Midland County, Texas, for $78,996 from Mr. Warley and another individual for use as a district office. Mr. Warley and the other individual each financed 50% of the purchase price less the down payment of $10,496. The two $34,250 ten year notes bore interest at 7.5% and were payable in equal monthly installments of $407 each. The cost to the Company was based on an independent written appraisal and certain improvements completed before the property was purchased. This property was sold in 1997 at a gain of $46,500.

     In December 1995, Mr. Warley borrowed $582,805 from the Company under an eighteen month term note bearing 7.5% interest, secured by 287,947 shares of the Company's common stock. Mr. Warley used these funds to exercise his 233,122 warrants to buy common stock at $2.50 per share. The balance of the note payable to Mr. Warley discussed above was netted against this note receivable and he made a cash payment of $95,000 leaving a balance of $453,641 at December 31, 1995. This amount was reflected in the financial statements as a reduction of stockholders' equity at December 31, 1995. This note was paid in full in September 1996 by offsetting the balance of $479,648 against the payment to Mr. Warley for his stock and options in Summit Petroleum Corporation (See Note B.).

     The amounts due from a related party at December 31, 1996, represents reimbursements due for certain acquisition and exploration costs from a limited partnership, formed in January, 1997, for which the Company served as general partner. Amounts due from a related party at December 31, 1997 represents amounts due from this partnership for property operations and drilling costs. The limited partnership group was initially comprised of 19 individuals of which 18 were also stockholders of the Company. In addition, two of these individuals are directors of the Company. During 1997, the Company's interest was assigned to the Company in the form of oil and gas property interests and, effective December 31, 1997 the Company withdrew from the partnership.

     During 1997, the Company acquired working interests from two directors and a partnership interest from one of these directors for cash consideration of $144,879 and 15,040 shares of common stock valued at $52,625.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

NOTE G. COMMITMENTS AND CONTINGENCIES

     The Company is involved in litigation arising in the ordinary course of business. Management believes the ultimate resolution of these matters will not have a material effect on the consolidated financial statements (see Note N.).

     The Company leases its executive office space and a field office under noncancellable operating leases expiring in 2002. Rental expense was $92,088 in 1996, and $93,988 in 1997. Future minimum rental commitments, as of December 31, 1997, for these leases are as follows:

1998.....................................................   $117,216
1999.....................................................    117,216
2000.....................................................    117,216
2001.....................................................    117,216
2002.....................................................     78,144
                                                            --------
                                                            $547,008
                                                            ========

NOTE H. INCOME TAXES

     The deferred tax assets and liabilities reflected in the consolidated balance sheets as December 31, 1997 and 1996 are as follows:

                                                                 1997         1996
                                                              ----------   ----------
Deferred tax assets:
  Tax loss carry-forwards...................................  $1,214,957   $1,193,719
     Less valuation allowance...............................    (146,385)          --
  Other.....................................................      80,579        9,405
                                                              ----------   ----------
                                                               1,149,151    1,203,124
                                                              ----------   ----------
Deferred tax liabilities:
  Property and equipment....................................      33,259      619,975
  Property held for sale....................................          --      108,317
  Contracts and leases......................................      67,699      143,876
                                                              ----------   ----------
                                                                 100,958      872,168
                                                              ----------   ----------
Net deferred tax asset......................................  $1,048,193   $  330,956
                                                              ==========   ==========

     For income tax purposes, the Company has net losses of approximately $2,963,000 available for carryforward which, if not utilized, will begin to expire in 2005. Management has determined that, based on future expectations, it is more likely than not that the Company's future taxable income will be sufficient to fully utilize these losses prior to their expiration. In addition, the Company has losses of approximately $610,000 which, if not utilized, will begin to expire in 1998. Management has determined that, based on future expectations, it is more likely than not, that approximately $431,000 of this amount will not be utilized and, accordingly, has established a valuation allowance.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

     A reconciliation of the provision for income taxes to the income taxes computed using the federal statutory rate for the years 1997 and 1996 follows:

                                                                1997       1996
                                                              ---------   -------
Amount computed using statutory tax.........................  $(884,211)  $17,817
Increase (reduction) in taxes resulting from:
  Valuation allowance against tax loss carry-forwards.......    146,385        --
  Nondeductible expenses....................................     10,886     2,642
  All other.................................................      9,703     9,821
                                                              ---------   -------
Federal income tax (benefit)................................  $(717,237)  $30,280
                                                              =========   =======

NOTE I. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1997 and 1996, is comprised of the following:

                                                                1997          1996
                                                             -----------   -----------
Producing oil and gas properties...........................  $27,041,136   $25,809,221
Non-producing oil and gas properties.......................    1,582,364     1,127,605
Transportation equipment...................................      215,749       282,532
Computer equipment and software............................      244,138       229,155
Office furniture and equipment.............................       96,732        94,299
Land and buildings.........................................       14,000        96,545
Leasehold improvements.....................................        1,347         9,014
Wells in progress..........................................       15,233       241,209
                                                             -----------   -----------
                                                             $29,210,699   $27,889,580
                                                             ===========   ===========

NOTE J. HEDGING ACTIVITIES

     Effective March 1, 1995, the Company entered into a one year gas swap agreement to hedge against a portion of the price risk associated with gas price declines. This agreement covers approximately 50% of the Company's total estimated gas production. The Company's price under this agreement is a minimum of $1.50 per Mcf with a 40% participation in prices over $1.50. This swap agreement expired in February, 1996, and the Company has not entered into another contract. Losses under this contract were $21,109 and $25,860 for 1995 and 1996, respectively. Gains or losses relating to the swap agreement are measured, settled and recognized at the end of each month as part of oil and gas sales.

NOTE K. OIL AND GAS INFORMATION

     Capitalized costs related to the Company's oil and gas producing activities are as follows:

                                                                1997          1996
                                                             -----------   -----------
Proved producing properties subject to depreciation,
  depletion and amortization...............................  $27,041,136   $25,809,221
Less accumulated depreciation, depletion and
  amortization.............................................   15,634,206    13,769,157
                                                             -----------   -----------
                                                              11,406,930    12,040,064
Wells in progress..........................................       15,233       241,209
Non-producing properties...................................    1,582,364     1,127,605
                                                             -----------   -----------
Net capitalized cost.......................................  $13,004,527   $13,408,878
                                                             ===========   ===========

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

     A summary of costs incurred in acquisition, development and exploration of oil and gas properties is as follows:

                                                                 1997         1996
                                                              ----------   ----------
Incurred directly:
  Acquisition costs -- Proven properties....................  $   57,116   $2,391,228
  Acquisition costs -- Unproven properties..................     296,928      922,607
  Development costs.........................................   1,645,774    2,368,448
  Exploration costs.........................................     849,534      766,855
Share of limited partnership expenditures:
  Acquisition -- Unproven properties........................  $  539,935   $       --
  Development costs.........................................     932,197           --
  Exploration costs.........................................       2,050           --

     Depreciation, depletion and amortization per equivalent barrel of oil produced (gas is converted to equivalent barrels at the rate of 6 Mcf per barrel) are as follows:

                                                              1997    1996
                                                              -----   -----
Depreciation, depletion and amortization:
  Based on production.......................................  $4.95   $2.91

NOTE L. CASH FLOWS

     Supplemental disclosures of cash flow information are as follows:

                                                                1997       1996
                                                              --------   --------
Cash paid during the year for:
  Interest..................................................  $896,760   $625,948
  Income taxes..............................................        --         --
Significant non-cash activities:
  Issuance of stock for property............................    52,625         --
  Treasury stock contributed to ESOP........................        --     26,462
  Development costs incurred, unpaid at year end............        --    110,700
  Non-cash reduction in note receivable officer/director....        --    479,648
  Proceeds from property sales not collected at year end....   563,757         --

NOTE M. OIL AND GAS RESERVES (UNAUDITED)

     The estimates of the Company's proved oil and gas reserves, which are located entirely within the United States, were prepared in accordance with the guidelines established by the Securities and Exchange Commission and Financial Accounting Standards Board which require that reserve estimates be prepared under existing economic and operating conditions, with no provision for price and cost escalators, except by contractual agreement. These estimates as of December 31, 1997 are based on evaluations prepared by Williamson Petroleum Consultants, Inc., Independent Petroleum Engineers. The estimates as of December 31, 1996 are based on evaluations prepared by E. Ralph Green and Associates, Independent Petroleum Engineers.

     Management emphasizes that reserve estimates are inherently imprecise and are expected to change as new information is available and as economic conditions in the industry change.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

  Changes in proved reserve quantities (UNAUDITED):

                                                              OIL (BBLS)   GAS (MCF)
                                                              ----------   ----------
Proved reserves, December 31, 1995..........................  2,387,609    18,468,742
Sales of minerals-in-place..................................     (1,521)      (16,519)
Extensions, discoveries and improved recovery...............    279,444       223,243
Revision of previous estimates..............................    171,677    (1,124,321)
Purchase of minerals-in-place...............................     44,528       327,466
Purchase of Summit..........................................    175,656     1,418,424
Production..................................................   (215,913)   (1,002,482)
                                                              ---------    ----------
Proved reserves, December 31, 1996..........................  2,841,480    18,294,553
Sales of minerals-in-place..................................   (252,087)   (1,826,629)
Extensions, discoveries and improved recovery...............    549,834       349,664
Revision of previous estimates..............................   (291,648)   (1,969,860)
Production..................................................   (192,580)     (988,109)
                                                              ---------    ----------
Proved reserves, December 31, 1997..........................  2,654,999    13,859,619
                                                              ---------    ----------
Proved developed reserves (UNAUDITED):
  December 31, 1996.........................................  2,061,974    13,821,400
  December 31, 1997.........................................  1,732,544     9,533,072

     The significant revision of estimated quantities of gas in 1997 is attributable to lower gas prices in effect at year end, which adversely affects the projected economic lives of the properties. The average gas price at December 31, 1996 was $3.72 per Mcf, compared to $2.36 at December 31, 1997. In 1996, the gas revision of estimates was attributable to the results of drilling which failed to prove the existence of previous reserve estimates in two fields.

  Standardized measure of discounted future net cash flows relating to proved reserves (UNAUDITED):

                                                             YEARS ENDED DECEMBER 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------   ------------
Future cash inflows.......................................  $76,605,194   $139,037,425
Future production costs...................................   34,210,308     51,857,027
Future development costs..................................    8,039,963      7,231,324
Future income taxes(a)....................................    5,521,700     18,372,157
                                                            -----------   ------------
Future net cash flows.....................................   28,833,223     61,576,917
Annual discount (10%) for estimated timing of cash
  flows...................................................   13,251,251     29,984,568
                                                            -----------   ------------
Standardized measure of discounted future net cash
  flows...................................................  $15,581,972   $ 31,592,349
                                                            ===========   ============

---------------

(a) Future income taxes are computed at current statutory rates on future net cash flows before income taxes less the income tax bases of the oil and gas properties, available loss carry-forwards, and statutory depletion carry-forwards.

                    MIDLAND RESOURCES, INC. AND SUBSIDIARIES

 Changes in standardized measure of discounted future net cash flows from proved reserves (UNAUDITED):

                                                             YEARS ENDED DECEMBER 31,
                                                            --------------------------
                                                                1997          1996
                                                            ------------   -----------
Sales of oil and gas produced, net of production costs....  $ (2,398,872)  $(4,722,529)
Net changes in price and production.......................   (20,928,554)   19,074,149
Previously estimated development costs incurred...........            --        35,190
Revisions of estimated future development costs...........      (202,755)      (84,478)
Revision of quantity estimates............................    (2,752,686)      167,303
Purchases of minerals-in-place............................            --       840,715
Acquisition of Summit.....................................            --     2,875,995
Sales of minerals-in-place................................    (2,336,161)      (31,888)
Extensions and discoveries................................     2,520,441     1,857,974
Net change in income taxes................................     6,042,379    (4,838,537)
Accretion of discount.....................................     3,981,784     1,768,766
Changes in timing of estimated cash flows and other.......        64,047       348,981
                                                            ------------   -----------
Changes in standardized measure...........................   (16,010,377)   17,291,641
Standardized measure, beginning of year...................    31,592,349    14,300,708
                                                            ------------   -----------
Standardized measure, end of year.........................  $ 15,581,972   $31,592,349
                                                            ============   ===========

NOTE N. SUBSEQUENT EVENT (SECOND PARAGRAPH IS UNAUDITED)

     On April 9, 1998, The Board of Directors approved a plan to combine with Vista Resources Partners, L.P., a Midland, Texas based entity engaged in oil and gas exploration and production. Consummation of any transaction pursuant to these negotiations depends upon the satisfaction or waiver of a number of conditions, including, without limitation, stockholder approval, execution of a definitive agreement and receipt of a fairness opinion.

     The Company has been involved in pending litigation, the nature of which is a claim for damages arising from the Company's actions as operator of certain properties in which the plaintiff has an interest, and removal of the Company as operator of the properties. The plaintiff had not specified a damage amount until subsequent to April 1998, at which time damages of $230,000 were claimed. The Company has filed a counterclaim against the plaintiff. Management believes the ultimate resolution of this matter will not have a material adverse effect on the Company.

                                3,000,000 SHARES

                               PRIZE ENERGY CORP.

                                  COMMON STOCK

                          ----------------------------

                                   PROSPECTUS
                               SEPTEMBER 21, 2000
                          ----------------------------

                                LEHMAN BROTHERS

                               CIBC WORLD MARKETS

                              PETRIE PARKMAN & CO.

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